    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 2, 1995

                                                      REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                     FIRST FINANCIAL CARIBBEAN CORPORATION
             (Exact name of Registrant as specified in its charter)
                             ---------------------

           COMMONWEALTH OF PUERTO RICO                              66-0312162
          (State or other jurisdiction                           (I.R.S. Employer
        of incorporation or organization)                       Identification No.)

                       1159 FRANKLIN D. ROOSEVELT AVENUE
                          SAN JUAN, PUERTO RICO 00920
                                 (809) 749-7100
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------

                                 SALOMON LEVIS
                            CHIEF EXECUTIVE OFFICER
                     FIRST FINANCIAL CARIBBEAN CORPORATION
                       1159 FRANKLIN D. ROOSEVELT AVENUE
                          SAN JUAN, PUERTO RICO 00920
                                 (809) 749-7100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------

                                   COPIES TO:

                 IGNACIO ALVAREZ                                JAMES R. TANENBAUM
                JAVIER D. FERRER                             STROOCK & STROOCK & LAVAN
          PIETRANTONI MENDEZ & ALVAREZ                           7 HANOVER SQUARE
        SUITE 1901, BANCO POPULAR CENTER                   NEW YORK, NEW YORK 10004-2696
             209 MUNOZ RIVERA AVENUE
           SAN JUAN, PUERTO RICO 00918

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
                                                   PROPOSED MAXIMUM   PROPOSED MAXIMUM
      TITLE OF SHARES TO          AMOUNT TO BE      OFFERING PRICE       AGGREGATE          AMOUNT OF
         BE REGISTERED             REGISTERED        PER UNIT(1)     OFFERING PRICE(1)  REGISTRATION FEE
---------------------------------------------------------------------------------------------------------
Common Stock, par value
  ($1.00 per share)............  1,610,000 shares    $17.50            $28,175,000          $9,715.52
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 on the basis of the last sales price per share of the Common Stock on October 27, 1995, as reported by the National Association of Securities Dealers Automated Quotation National Market System.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 2, 1995

PROSPECTUS

     [LOGO]                     1,400,000 SHARES

                     FIRST FINANCIAL CARIBBEAN CORPORATION

                                  COMMON STOCK
                             ---------------------

     Of the shares of Common Stock, par value $1.00 per share (the "Common Stock"), of First Financial Caribbean Corporation, a Puerto Rico corporation ("FFCC" or the "Company"), offered hereby, 1,300,000 shares are being offered by the Company and 100,000 shares are being offered by Salomon Levis (the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of the shares offered by the Selling Stockholder. See "Selling Stockholder" and "Underwriting."

     The Common Stock of the Company is traded in the over-the-counter market and quoted on the National Association of Securities Dealers Automated Quotation National Market System (the "NASDAQ NMS") under the symbol "FRCC." On November 1, 1995, the last reported sale price for the Common Stock as reported by the NASDAQ NMS, was $17.50 per share.
                             ---------------------
THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION, THE OFFICE OF THE COMMISSIONER OF FINANCIAL INSTITUTIONS OF PUERTO RICO OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE COMMISSION, THE OFFICE OF THE COMMISSIONER OR ANY STATE
        SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
           THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


                                                              UNDERWRITING
                                                               DISCOUNTS                      PROCEEDS TO
                                                PRICE TO          AND         PROCEEDS TO       SELLING
                                                 PUBLIC      COMMISSIONS(1)    COMPANY(2)    STOCKHOLDER(2)
------------------------------------------------------------------------------------------------------------
Per Share...................................        $              $                               $
------------------------------------------------------------------------------------------------------------
Total(3)....................................        $              $                               $
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the offering estimated at $          ,
     $          of which is to be paid by the Company and $          of which is
     to be paid by the Selling Stockholder.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 210,000 shares of Common Stock on the same terms and conditions as the Common Stock offered hereby, solely to cover over-allotments, if any. If the over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds
     to Company will be $          , $          and $          , respectively.
     See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares
will be made in New York, New York on or about                 , 1995.
                             ---------------------
                      BREAN MURRAY, FOSTER SECURITIES INC.
                             ---------------------
            THE DATE OF THIS PROSPECTUS IS                  , 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There is incorporated herein by reference the following documents of the Company heretofore filed by it with the Securities and Exchange Commission (the "Commission"): Annual Report on Form 10-K for the year ended December 31, 1994; Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, Current Report on Form 8-K dated September 22, 1995 and Current Report on Form 8-K dated September 28, 1995.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded, shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including a beneficial owner, to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to First Financial Caribbean Corporation,
Attention: Secretary, 1159 F.D. Roosevelt Avenue, San Juan, Puerto Rico 00920, telephone: (809) 749-7108.

                             ---------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. Information as of particular dates concerning its directors and officers and any material interest of such persons in transactions with the Company is disclosed in proxy statements distributed to stockholders filed with the Commission. The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments, schedules and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in such Registration Statement certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. For further information, reference is hereby made to the Registration Statement and all such reports, proxy statements and other information filed by the Company which can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities in the Commission's regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, and Suite 1300, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is quoted on the NASDAQ NMS. Reports and other information concerning the Company may also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C.

                               PROSPECTUS SUMMARY

     The following summary, which is presented herein solely to furnish limited introductory information regarding the Company and the offering, is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements (including the notes thereto) appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, the information in this Prospectus assumes that the over-allotment option described in "Underwriting" is not exercised.

                                  THE COMPANY

     The Company, together with its wholly-owned subsidiaries, is primarily engaged in a wide range of mortgage banking activities, including the origination, servicing, purchase and sale of mortgages on single-family residences, the issuance and sale of various mortgage-backed securities, the holding and financing of mortgage loans and mortgage-backed securities for sale or investment, the purchase and sale of servicing rights associated with such mortgage loans and, to a lesser extent, the origination of construction loans and loans secured by commercial real estate (the "Mortgage Banking Business"). FFCC is the leading mortgage banking institution in Puerto Rico in terms of the volume of origination of first mortgage loans on single-family residences. The Company's Mortgage Banking Business is principally conducted through two operating units: Doral Mortgage Corporation ("Doral Mortgage"), a wholly-owned subsidiary of the Company, and HF Mortgage Bankers Division ("HF Division"), a division of the Company. The Company also owns Doral Federal Savings Bank ("Doral Federal"), a federal savings and loan association which was acquired by FFCC in September 1993. References herein to the "Company" or "FFCC" shall be deemed to refer to the Company and its consolidated subsidiaries, unless the context requires otherwise.

     The Company is an approved seller/servicer for the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"), an approved issuer for the Government National Mortgage Association ("GNMA") and an approved servicer under the GNMA, FNMA and FHLMC mortgage-backed securities programs. FFCC is also qualified to originate mortgage loans insured by the Federal Housing Administration ("FHA") and guaranteed by the Veterans Administration ("VA"). Prior to 1995, substantially all of the Company's revenues were derived from its Mortgage Banking Business. See "Mortgage Banking Business -- Sale of Loans; Issuance of Mortgage Backed Securities" herein.

     The Company's strategy is to increase its volume of loan originations and its servicing portfolio as well as to maximize net interest income. The Company seeks to increase its volume of loan originations by emphasizing quality customer service and maintaining the most extensive system of branch offices of any mortgage banking institution in Puerto Rico. The Company strives to increase its servicing portfolio by relying primarily on internal loan originations and supplementing such originations with wholesale purchases of loans and mortgage servicing rights from third parties. The Company currently emphasizes the origination of 15-year and 30-year conventional and FHA-insured or VA-guaranteed mortgage loans on single-family residences. The Company relies on net interest income for a more significant portion of its earnings than mortgage banking companies generally do. The Company seeks to maximize net interest income by holding mortgage-backed securities, primarily GNMA securities, for longer periods prior to sale than most mortgage banking companies. This strategy also reduces the Company's overall effective tax rate because the interest on GNMA securities backed by Puerto Rico mortgages is tax exempt under Puerto Rico law.

     The Company's thrift subsidiary, Doral Federal, operates through two branches in the San Juan metropolitan area, which serve primarily as deposit-taking operations. Doral Federal has experienced rapid growth since its acquisition by the Company, increasing from $13.1 million in assets as of September 10, 1993 to $126.5 million in assets as of September 30, 1995. As of September 30, 1995, Doral Federal had total deposits and net worth of $106.8 million and $8.5 million, respectively. The Company intends to continue to increase the asset size, deposit base and branch network of Doral Federal and expects that Doral Federal will make increasingly significant contributions to the Company's consolidated earnings.

     Substantially all of FFCC's Mortgage Banking Business is conducted in Puerto Rico where it operates through 18 branch offices, 15 of which are operated by Doral Mortgage. Doral Mortgage also operates two small branches in Miami and Orlando, Florida. FFCC's principal executive office is located at 1159 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920, and its telephone number is (809) 749-7100.

                                  THE OFFERING

Common Stock to be Offered by the Company....  1,300,000 shares.
Common Stock to be Offered by the Selling
  Stockholder................................  100,000 shares.
Common Stock to be Outstanding After the
  Offering(1)(2).............................  8,529,630 shares.
Use of Proceeds..............................  The net proceeds from the sale of the shares of Common Stock offered hereby will be used
                                               for general corporate purposes, which may
                                               include: (i) making capital contributions to
                                               Doral Federal; (ii) investing in mortgage
                                               servicing rights through the internal
                                               origination of mortgage loans, the
                                               acquisition of mortgage loans with the
                                               related servicing rights and the purchase of
                                               contracts to service mortgage loans; (iii)
                                               repaying existing indebtedness of the
                                               Company; and (iv) funding possible
                                               acquisitions of mortgage banking and other
                                               financial institutions. Pending such use, the
                                               proceeds may be temporarily invested in
                                               short-term investments. The Company will not
                                               receive any proceeds from the sale of Common
                                               Stock by the Selling Stockholder. See "USE OF
                                               PROCEEDS."
NASDAQ NMS Trading Symbol....................  "FRCC."

---------------

(1) Based on 7,229,630 shares outstanding as of September 30, 1995.
(2) Does not include up to 727,100 shares of Common Stock issuable upon conversion of the Company's 10 1/2% Cumulative Convertible Preferred Stock, Series A and the Company's 8.25% Convertible Subordinated Debentures due January 1, 2006 outstanding as of September 30, 1995.

                              RECENT DEVELOPMENTS

UNAUDITED THIRD QUARTER RESULTS

     The Company's unaudited net earnings for the quarter ended September 30, 1995 were $4.9 million, or $0.65 per fully diluted share. Net earnings for the quarter ended September 30, 1994 were $3.9 million, or $0.51 per fully diluted share. As noted below, effective the quarter ended June 30, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights." Since SFAS No. 122 prohibits retroactive application, historical accounting results have not been restated and, accordingly, the accounting results for the quarter ended September 30, 1995 are not directly comparable to prior periods.

     Revenues from mortgage loan sales and fees increased to $4.9 million for the quarter ended September 30, 1995 compared to $2.7 million for the quarter ended September 30, 1994. This increase reflected higher loan origination fees which in turn had the effect of increasing gains on the sale of loans. The increase in mortgage loan sales and fees was net of $400,000 in unrealized losses related to the Company's portfolio of mortgage-backed securities held for trading compared to unrealized gains of $1.5 million for the third quarter of 1994. Results for the third quarter of 1995 also included hedging gains of approximately $509,000, compared to gains of $129,000 for the third quarter of 1994. Servicing fee income decreased $129,000 reflecting sales of servicing during the fourth quarter of 1994 and second quarter of 1995 and the increased amortization of excess servicing. Net interest income decreased by $1.7 million reflecting decreased interest spreads as short-term interest rates on the Company's borrowings have not decreased as rapidly as prevailing mortgage interest rates. Doral Federal contributed approximately $580,000 to the consolidated net earnings of the Company during the third quarter of 1995 compared to $56,000 for the third quarter of 1994.

     The Company's loan production (originations and purchases) for the quarter ended September 30, 1995 was $156 million compared to $153 million for the quarter ended September 30, 1994. The Company's loan servicing portfolio totalled approximately $2.6 billion and $2.7 billion at September 30, 1995 and 1994, respectively.

IMPLEMENTATION OF NEW ACCOUNTING STANDARDS

     On May 12, 1995, the Financial Accounting Standards Board issued SFAS No. 122, an amendment to SFAS No. 65. The Company adopted SFAS No. 122 as of April 1, 1995. SFAS No. 122 requires the recognition of originated mortgage servicing rights ("OMSRs") and purchased mortgage servicing rights ("PMSRs") as assets by allocating total costs incurred between the loan and the servicing rights based on their relative fair values. Under SFAS No. 65, the cost of OMSRs was not recognized as an asset and was charged to earnings when the related loan was sold. SFAS No. 122 has the effect of increasing gains on the sales of loans by requiring that the carrying cost of the loans be reduced by the amount of the related OMSRs. To date, the Company has used sales prices for comparable mortgage servicing rights to determine the fair value of its capitalized servicing rights. For the nine months ended September 30, 1995, the Company realized additional net income of approximately $600,000 (representing $1.1 million of gross revenues) as a result of the adoption of SFAS No. 122. If the Company had not adopted SFAS No. 122 during the second quarter of 1995, earnings per common share for the nine-month period ended September 30, 1995 would have been approximately $1.91 and $1.83 on a primary and fully-diluted basis, respectively, and approximately $0.64 and $0.62 on a primary and fully-diluted basis, respectively, for the quarter then ended. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Implementation of New Accounting Standards."

POSSIBLE REPEAL OF SECTION 936

     The budget bills passed in October 1995 by the House of Representatives and the Senate contain provisions for the repeal of Section 936 ("Section 936") of the Internal Revenue Code (the "Code") which provides incentives for United States corporations to invest in Puerto Rico and helps create a pool of lower cost funds in Puerto Rico. A repeal of the tax incentives offered under Section 936 could have an adverse effect on the general economic condition of Puerto Rico and the costs of funds and liquidity for mortgage loans in Puerto Rico. The magnitude of the impact of any such changes on the financial condition or profitability of the Company cannot be determined at this time. The Company has taken steps to attempt to reduce any adverse impact of such potential changes by diversifying its sources of funding and identifying additional investors for its mortgage products. See "BUSINESS OF THE COMPANY -- Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment."

POSSIBLE REGULATION UNDER THE FEDERAL BANK HOLDING COMPANY ACT

     The Company is considering the possibility of converting Doral Federal into a Puerto Rico-chartered commercial bank which would subject the Company to the provisions of the Bank Holding Company Act of 1956. The Company believes that following any such conversion it would be able to continue to conduct its Mortgage Banking Business as presently conducted. See "BUSINESS OF THE
COMPANY -- Regulation-Savings and Loan Operations."

RECENT FINANCINGS

     On June 30, 1995, FFCC entered into a syndicated credit agreement (the "Syndicated Credit Agreement") with six banks providing for three credit facilities totaling up to $125 million. The credit facilities were structured by Bankers Trust Company, as administrative and syndicate agent. The three facilities include: (i) a $100 million secured one-year revolving warehousing credit facility to finance residential mortgage loans and mortgage-backed securities; (ii) a $7 million secured one-year revolving credit facility to provide financing for receivables and working capital needs; and (iii) an $18 million five-year senior secured term loan facility, secured with a portion of the Company's servicing portfolio, to finance the acquisition of additional servicing rights and general working capital purposes. The amounts available under the Syndicated Credit Agreement are subject to a borrowing base which consists of mortgage loans and mortgage-backed securities for the first facility, receivables relating to servicing advances and real estate owned for the second facility and mortgage servicing rights for the third facility.

     On September 25, 1995, the Company entered into a Debenture Purchase Agreement (the "Debenture Agreement") with BanPonce Corporation ("BanPonce"), the largest financial institution based in Puerto Rico, providing for the issuance and sale to BanPonce of up to $10,000,000 of its 8.25% Convertible Subordinated Debentures Due January 1, 2006 (the "Subordinated Convertible Debentures") in a private placement transaction. The Subordinated Convertible Debentures are convertible into shares of Common Stock at a conversion price of $17.50 per share, subject to adjustment in certain events. On September 25, 1995, approximately $6.6 million of Subordinated Convertible Debentures were issued. The issuance and sale of the remaining Subordinated Convertible Debentures to BanPonce are subject to the receipt of certain regulatory approvals by BanPonce. The Subordinated Convertible Debentures are subordinated to all existing and future senior debt (as defined in the Debenture Agreement) of the Company. Under the Debenture Agreement, BanPonce has the right to acquire up to 200,000 additional shares of Common Stock at a price of $17.50 per share (subject to adjustment in certain events) to the extent that its investment in the Company is diluted below certain levels. In addition, the Debenture Agreement contains certain restrictions on the payment of dividends and other financial covenants.

     These recent financings reflect the efforts of the Company to diversify its sources of funding and further strengthen its relationships with institutional lenders and investors. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

                                USE OF PROCEEDS

     The net proceeds to be received from the sale of shares of Common Stock
offered hereby are estimated at approximately $            ($            , if
the Underwriters' over-allotment option is exercised in full). The Company intends to use such net proceeds for general corporate purposes, which may include: (i) making capital contributions to Doral Federal; (ii) investing in mortgage servicing rights through the internal origination of mortgage loans, the acquisition of mortgage loans with the related servicing rights and the purchase of contracts to service mortgage loans; (iii) repaying existing indebtedness of the Company; and (iv) funding possible acquisitions of mortgage banking and other financial institutions. Pending such use, the proceeds may be temporarily invested in short-term investments.

     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the over-the-counter market and is quoted on the NASDAQ NMS under the symbol "FRCC."

     The table below sets forth on a per share basis, for the calendar quarters indicated, the high and low sales prices as reported by the NASDAQ NMS, and the cash dividends declared on the Common Stock during such periods, as adjusted, to reflect a two-for-one stock split effective December 10, 1993.

                                                         PRICE RANGE
                                                     -------------------       CASH DIVIDENDS
                                                      HIGH         LOW       DECLARED PER SHARE
                                                     -------     -------     ------------------
    Year Ended December 31, 1993
      First Quarter................................  $12.50      $ 9.875           $ 0.10
      Second Quarter...............................   12.50       10.50              0.10
      Third Quarter................................   15.375      11.75              0.10
      Fourth Quarter...............................   18.25       14.25              0.10
    Year Ended December 31, 1994
      First Quarter................................  $19.00      $13.75            $ 0.13
      Second Quarter...............................   14.75       11.00              0.13
      Third Quarter................................   15.00       10.625             0.13
      Fourth Quarter...............................   13.50       10.50              0.13
    Current Year Ending December 31, 1995
      First Quarter................................  $13.50      $10.50            $ 0.13
      Second Quarter...............................   15.50       12.00              0.15
      Third Quarter................................   17.75       14.00              0.15
      Fourth Quarter (October 1 through November
         1)........................................   20.00       16.75              0.15

     On November 1, 1995, the last reported sale price for the Common Stock as reported on the NASDAQ NMS was $17.50 per share.

     The approximate number of shareholders of record of the Common Stock as of October 30, 1995 was 884, which does not include beneficial owners whose shares of Common Stock are held of record in the names of brokers and nominees.

     After becoming a public corporation in December 1988, FFCC did not declare any dividends until the third quarter of 1989 when the Board of Directors authorized the payment of a regular quarterly cash dividend of $0.05 per share. The quarterly cash dividend was increased by the Board of Directors to $0.0625 per share during the second quarter of 1990, to $0.075 per share during the fourth quarter of 1991 and increased again to $0.10 per share during the first quarter of 1993. The cash dividend was further increased to $0.13 effective for the first quarter of 1994 and to $0.15 effective for the second quarter of 1995.

     The ability of the Company to pay dividends in the future is limited by various restrictive covenants contained in the debt agreements of the Company, the earnings, cash position and capital needs of the Company, general business conditions and other factors deemed relevant by the Company's Board of Directors. The Company is prohibited under the Debenture Agreement from paying dividends on any capital stock (other than dividends payable in capital stock or in stock rights), if an event of default under such agreement exists at such time, or if the amount of dividends payable by the Company together with the aggregate amount of dividends paid and other capital distributions made since June 1, 1995, exceed the sum of: (i) 50% of the Company's Consolidated Net Income (as defined in the Debenture Agreement), accrued from June 1, 1995 to the end of the quarter ending not less than 45 days prior to the dividend payment date; (ii) $20 million; and (iii) the net proceeds of any sale of capital stock subsequent to June 1, 1995. In addition, under the Debenture Agreement, the Syndicated Credit Agreement and other debt agreements of the Company, the Company is prohibited from paying dividends if it fails to maintain specified minimum levels of net worth, net earnings to debt service and dividends ratios, and certain other financial ratios.

     The terms of the Company's 10 1/2% Cumulative Convertible Preferred Stock, Series A (the "Series A Preferred Stock") do not permit the payment of cash dividends on Common Stock if dividends on the Series A Preferred Stock are in arrears. The holders of shares of Series A Preferred Stock are entitled to receive cumulative cash dividends when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor at a rate of $1.05 per share of Series A Preferred Stock. See "DESCRIPTION OF CAPITAL
STOCK -- Series A Preferred Stock; Dividend Rights and Limitations."

     See "CERTAIN PUERTO RICO INCOME TAX CONSIDERATIONS" for a discussion of Puerto Rico withholding taxes applicable to dividends on the Common Stock payable to non-residents of Puerto Rico.

                                 CAPITALIZATION

     The following table sets forth the unaudited indebtedness and capitalization of the Company at September 30, 1995 on an actual basis and as adjusted to give effect to the issuance of the shares of Common Stock offered by the Company hereby. This table should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere herein.

                                                                    ACTUAL    AS ADJUSTED(1)
                                                                   --------   --------------
                                                                    (DOLLARS IN THOUSANDS)
    Short-term borrowings
      Short-term portion of loans payable........................  $199,239      $199,239
      Short-term portion of securities sold under agreements
         to repurchase...........................................   327,427       327,427
                                                                   --------   --------------
              Total short-term borrowings........................  $526,666      $526,666
                                                                   ========   ===========
    Long-term borrowings
      Long-term portion of loans payable.........................  $ 20,067      $ 20,067
      Long-term portion of securities sold under agreements
         to repurchase...........................................    34,550        34,550
      Subordinated Convertible Debentures........................     6,646         6,646
                                                                   --------   --------------
              Total long-term borrowings.........................  $ 61,263      $ 61,263
                                                                   ========   ===========
    Stockholders' equity
      Preferred Stock, $1.00 par value, 2,000,000 shares
         authorized; 173,667 shares of Series A Preferred Stock
         issued and
         outstanding.............................................  $    174      $    174
      Common Stock, $1.00 par value, 10,000,000 shares
         authorized; 7,243,630 and 8,543,630 shares issued, as
         adjusted(1).............................................     7,244         8,544
      Paid-in capital............................................    16,644
      Retained earnings..........................................    77,952        77,952
      Treasury Stock at par value, 14,000 shares.................       (14)          (14)
      Unearned compensation under employment contracts...........      (209)         (209)
                                                                   --------   --------------
              Total stockholders' equity.........................  $101,791      $
                                                                   ========   ===========

---------------

(1) Does not include up to 727,100 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the Subordinated Convertible Debentures outstanding as of September 30, 1995.

                            SELECTED FINANCIAL DATA

     The following table sets forth certain selected consolidated financial and operating data for the Company on a historical basis as of and for the nine-month periods ended September 30, 1995 and 1994, and for each of the five years in the period ended December 31, 1994. This information should be read in conjunction with the Consolidated Financial Statements and related notes thereto included elsewhere herein. Historical financial information for the nine-month periods ended September 30, 1995 and 1994 is derived from unaudited financial statements, which, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. Results for the nine-month period ended September 30, 1995 are not necessarily indicative of results for the full year.

                                             NINE MONTHS
                                         ENDED SEPTEMBER 30,                        YEAR ENDED DECEMBER 31,
                                       -----------------------   --------------------------------------------------------------
                                          1995         1994         1994         1993         1992         1991         1990
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                           (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues.............................  $   67,351   $   51,906   $   72,043   $   70,228   $   49,804   $   39,430   $   44,733
Interest expense.....................      31,892       15,662       23,252        9,710        9,270       12,303       23,576
Loan origination costs and
  administrative and general
  expenses...........................      18,988       22,150       30,046       29,597       24,118       17,407       15,700
Spin-off expenses....................          --           --           --           --           --           --        1,218
Income before income taxes...........      16,471       14,094       18,745       30,921       16,416        9,720        4,239
Puerto Rico taxes....................       1,976        2,118        2,530        9,601        3,371        2,987        1,209
Income before cumulative effect......      14,495       11,976       16,215       21,320       13,045        6,733        3,030
Cumulative effect....................          --        1,215        1,215           --           --           --           --
Net income...........................      14,495       13,191       17,430       21,320       13,045        6,733        3,030
Cash dividends paid..................       3,249        2,957        3,943        3,142        2,182        1,620        1,198
BALANCE SHEET DATA:
Mortgage loans held for sale and
  mortgage-backed securities held for
  trading and mortgage notes
  receivable, net....................     565,318      531,482      582,977      388,232      261,063      230,861      199,839
Loans receivable, net and
  mortgage-backed securities and
  investments held to maturity.......     138,418       85,079      102,328       16,901           --           --       38,178
Total assets.........................     821,145      708,457      768,019      486,431      320,972      270,949      300,706
Loans payable and securities sold
  under agreements to repurchase.....     587,929      530,050      586,491      335,994      227,179      210,548      254,051
Deposit accounts.....................      99,090       59,561       66,471       26,451           --           --           --
Stockholders' equity.................     101,791       87,227       90,496       76,945       58,467       36,041       26,125
PER SHARE DATA:(1)
Net Income:
  Primary............................        1.99         1.85         2.46         3.15         2.35         1.26         0.60
  Fully diluted(2)...................        1.91         1.74         2.30         2.81         2.06         1.25         0.60
Cash dividends:
  Common Stock.......................        0.43         0.39          .52         0.40         0.30       0.2625       0.2375
  Series A Preferred Stock(2)........      0.7875       0.7875         1.05         1.05         1.05         .525           --
Weighted average shares outstanding:
  Primary............................   7,207,798    6,918,824    6,942,734    6,614,854    5,321,600    5,135,206    5,052,700
  Fully diluted......................   7,576,964    7,576,964    7,576,964    7,516,964    6,347,392    5,411,744    5,052,700
OPERATING DATA:
  Mortgage loans originated(3).......     366,000      611,000      760,400    1,430,000      694,000      360,400      321,400
  Loan servicing portfolio...........  $2,621,000   $2,726,000   $2,644,000   $2,375,000   $1,700,000   $1,400,000   $1,193,000

---------------

(1) Adjusted to reflect two-for-one stock split effective December 10, 1993.
(2) The Series A Preferred Stock was issued in July 1991.
(3) Excludes loans purchased from third parties.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     FFCC has experienced significant growth in its business over the last several years, which accelerated in 1992 and climbed to a record level in 1993 as a result of the historically low levels of interest rates and the increased demand for refinancing loans. During 1994, loan originations decreased as higher interest rates adversely impacted the refinance market which contributed to the record originations levels of 1993. As a result, total mortgage production in 1994 was significantly lower than 1993 levels. FFCC, nevertheless, continued to be the leading originator of mortgage loans in Puerto Rico in 1994 in terms of the volume of origination of first mortgages on single-family residences. The volume of loans originated by FFCC was approximately $760 million, $1.43 billion, $694 million, $360 million and $321 million for the years ended December 31, 1994, 1993, 1992, 1991 and 1990, respectively.

     The increases in loan originations in 1990 and 1991 were primarily due to an increased volume of loan originations in the HF Division following an internal reorganization, expansion of Doral Mortgage's branch network and a decline in prevailing interest rates. The increases in 1992 and 1993 were principally due to declines in average mortgage interest rates which plunged to their lowest levels in decades during 1993, thereby stimulating demand for both refinancing loans and loans to finance the acquisition of new and existing residential units. The decrease in 1994 as compared to 1993 is attributable to rising interest rates causing a lower level of loan originations, decreased refinancing activity and increased competition.

     The Company became active again in the Puerto Rico wholesale mortgage loan purchase market during the second quarter of 1994 in order to diversify its sources of loan production and compensate for the decrease in volume caused by higher interest rates and increased competition. During 1992 and 1993, the Company's strategy was to increase its servicing portfolio through internal originations. As a result of the high volume of loans originated in those years, the Company was not active in the wholesale loan purchase market during 1992 and 1993. The amount of loans purchased from third parties was approximately $63 million, $1 million, $29 million, $48 million and $117 million for the years ended December 31, 1994, 1993, 1992, 1991 and 1990, respectively. The Company believes that the wholesale purchase of mortgage loans is a low cost initiative that has proven to be successful in the past. Purchases of loans from third parties are generally limited to FHA loans and VA loans.

     The Company entered the savings and loan industry in September 1993 through the acquisition of all the outstanding stock of Doral Federal, which currently operates through two branches in Puerto Rico. During the year ended December 31, 1994, Doral Federal did not have a significant impact on the financial results of the Company, experiencing net income of approximately $205,000 as a result of increased expenses associated with creating the infrastructure necessary to support bank growth. During 1994, Doral Federal did, however, experience substantial growth in assets, increasing from $34 million in assets as of December 31, 1993 to $86.4 million in assets as of December 31, 1994. This growth was funded largely through increases in retail certificate of deposit accounts and non-interest bearing accounts maintained by the Company, consisting primarily of corporate and custodial accounts.

     FFCC's results of operations are primarily influenced by: (i) the direction of interest rates; (ii) the level of demand for mortgage credit, which is affected by such external factors as the level of interest rates and the strength of the Puerto Rico economy; and (iii) the relationship between mortgage interest rates and the costs of funds.

     The principal components of FFCC's revenues are: (i) loan origination fees and net gains on sales of mortgage loans and mortgage-backed securities in the secondary mortgage market; (ii) interest income received on mortgage loans and mortgage-backed securities during the period FFCC holds them pending sale, net of interest paid on borrowed funds to finance such mortgage loans and mortgage-backed securities; (iii) loan servicing fees; (iv) gains on sales of mortgage servicing rights; and (v) other income.

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,       YEAR ENDED DECEMBER 31,
                                               -----------------   ---------------------------
                                                1995      1994      1994      1993      1992
                                               -------   -------   -------   -------   -------
                                                           (DOLLARS IN THOUSANDS)
    Mortgage loan sales and fees.............  $ 8,604   $ 9,800   $10,573   $35,230   $24,560
                                               -------   -------   -------   -------   -------
    Interest income..........................   46,667    32,976    46,508    23,775    16,983
    Interest expense.........................   31,892    15,662    23,252     9,710     9,270
                                               -------   -------   -------   -------   -------
    Net interest income......................   14,775    17,314    23,256    14,065     7,713
                                               -------   -------   -------   -------   -------
    Servicing income.........................    8,044     8,764    11,448     8,627     7,163
    Gain on sale of servicing rights.........    3,623        --     3,003     2,378       935
    Other income.............................      413       366       511       218       163

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

     Revenues from Mortgage Loan Sales and Fees. FFCC sells substantially all of the loans that it originates, other than those originated by Doral Federal, as part of its Mortgage Banking Business. Mortgage loans originated by Doral Federal are generally held until maturity. When FFCC sells mortgage loans and mortgage-backed securities, it realizes a net gain or loss which is equal to the difference between FFCC's carrying cost and the selling price of the loans sold, net of commitment fees paid. Net gain or loss on sale of loans is affected by interest rate fluctuations on fixed-rate loans and securities, as well as by the tax status of interest on mortgage loans under Puerto Rico income tax statutes.

     Revenues from mortgage loan sales and origination fees decreased by 70% during 1994 compared to increases of 43% and 57% experienced during 1993 and 1992, respectively. The decrease in 1994 was due to interest rate increases resulting in a lower level of loan originations, lower gains on the sale of mortgage loans and pressure on pricing as a result of increased competition. The increases for years 1993 and 1992 were the result of increased volume of loan originations due to a sharp decline in interest rates and increased gains on sale of mortgage loans, as a result of favorable market conditions which permitted the Company to obtain better prices on sales of mortgage loans and mortgage-backed securities. The total volume of loans originated was approximately $760.4 million for the year ended December 31, 1994 compared to $1.432 billion for the prior year. The increase in prevailing interest rates during 1994 significantly decreased the unusually high refinancing activity experienced during 1993. During 1994, higher rates and decreased volume in the Puerto Rico market led to increased competition among mortgage bankers and banks to attract prospective borrowers, resulting in downward pressure on revenues from origination and sale activities. In addition, advertising campaigns launched during 1993 which often offered loans with no closing costs to the borrower were gradually phased out and the Company as well as other market participants were forced to increase interest rates and origination and discount points. These increases resulted in a decrease in the demand for mortgage loans. FFCC, however, continued to be the leading originator of first mortgage loans on single-family residences in Puerto Rico. In 1994, the Company issued $596 million of GNMA mortgage-backed securities to rank No. 1 in Puerto Rico and No. 36 in the USA in such issuances, according to the "Mortgage Marketplace." Refinancing loans as a percentage of total loans originated were 59% for the year ended December 31, 1994, 78% for the year ended December 31, 1993 and 67% for the year ended December 31, 1992.

     Results for 1994 include a one-time benefit of $1.2 million from the cumulative effect of the adoption of SFAS No. 115 "Accounting for Certain Investments in Debt Equity Securities" as of January 1, 1994. This pronouncement requires the Company to carry its mortgage-backed securities inventory at market value. Any gains or losses from market fluctuations are reflected in the Company's financial statements.

     During 1994, the Company continued its program of pooling nonconforming conventional loans into collateralized mortgage obligations ("CMOs") to be issued by grantor trusts for sale to investors. Mortgage loan sales and fees reflect a pre-tax profit of approximately $463,000, $3.5 million and $4.7 million for the years ended December 31, 1994, 1993 and 1992, respectively, in connection with the pooling and sale of approximately $101 million, $115 million and $99 million in conventional nonconforming mortgage loans to various grantor trusts. Sales of CMOs decreased during the second half of 1994 as a result of decreased demand from institutional investors in the Puerto Rico market and increased sales of non-conforming loans in bulk. While the Company anticipates that it will enter into similar transactions in the future, especially with non-conforming loans, the frequency of such transactions and future gains related thereto, if any, will be dependent on then existing market conditions.

     Bulk sales of mortgages loans made during 1994, other than CMO transactions, resulted in the recording of approximately $5.8 million of excess servicing compared to $3 million and $378,000 in 1993 and 1992, respectively. FFCC capitalizes as an asset an excess servicing fees receivable on loans sold with servicing rights retained whenever the stated servicing fee rate is materially higher than servicing fee normally permitted by FNMA, GNMA or FHLMC. The excess servicing fees receivable is recognized at the time of sale of the related loan as an adjustment to the resulting gain or loss on the loans sold and is recorded in the accompanying Consolidated Statement of Income and Retained Earnings under "Mortgage loan sales and fees."

     The amortization of excess servicing fees is based on the amount and timing of estimated future cash flows. See Note 2 to the Notes to the Company's Consolidated Condensed Financial Statements. Amortization of such excess servicing fees for each of the years ended December 31, 1994 and 1993 was approximately $570,000 and $160,000, respectively. The amortization of excess servicing fee receivable is recorded as a reduction of servicing income.

     For the years ended December 31, 1993 and 1992 increases in mortgage loan sales and fees were partially offset by net losses on the trading of options on futures contracts used for hedging purposes in the amount of $1.4 million per year, while in 1994 such hedging activities produced gains in the amount of $2.2 million and, thereby, increased mortgage loan sales and fees by the same amount.

     Net Interest Income. Net interest income is the difference between the interest income earned on mortgage loans and mortgage-backed securities held for trading and for investment, and the interest paid by FFCC on the short-term warehousing lines of credit with commercial banks, repurchase agreements, gestation lines of credit, advances and deposits, in the case of Doral Federal, that finance such loans and mortgage-backed securities. The conditions that affect net interest income from period to period include the relationship between prevailing mortgage rates and the prime rate, the London Interbank Offered Rate (LIBOR), cost of tax advantaged funds deposited in Puerto Rico financial institutions ("936 Funds"), interest rates on fixed-rate loans and the Company's average holding period before mortgage loans are sold.

     In each year since FFCC's inception, interest income earned by FFCC on its mortgage loans and mortgage-backed securities has exceeded interest expense on FFCC's short-term bank borrowings and other financing arrangements. The Company's weighted average interest rate spread was approximately 385 basis points during 1994 as compared with approximately 411 basis points and 335 basis points during 1993 and 1992, respectively. The increase in the interest rate spread from 1992 to 1993 was due to lower short-term borrowing costs which descended to historically low levels during 1993. In 1994, interest rates on short term borrowings increased. The Company, however, was able to maintain its spread due to among other things, the origination of higher yielding mortgages and the funding of mortgage loans held by Doral Federal through lower costing deposits. As of December 31, 1994, approximately $36.6 million, or 46% of total deposits held at Doral Federal consisted of non-interest bearing accounts, consisting primarily of servicing accounts and corporate demand accounts maintained by the Company and its affiliates.

     Net interest income increased by approximately 65% from 1993 to 1994, and by approximately 82% from 1992 to 1993. Net interest income for Doral Federal equalled $2.1 million for the year ended December 31, 1994 compared to $328,000 for the period from September 10, 1993 (the date of acquisition by FFCC) to December 31, 1993.

     The increase in net interest income was primarily the result of the increased holdings of mortgage loans and mortgage-backed securities, and favorable financing arrangements made in 1993 and continued during

1994. Net interest income also reflected the Company's strategic decision to hold mortgage loans and mortgage-backed securities, especially tax exempt GNMA certificates, for longer periods of time prior to sale in order to maximize net interest income.

     Net interest income has generally represented a greater proportion of the Company's total net income than that of most mortgage banking institutions. This results primarily from the fact that the Company is able to finance a substantial portion of the mortgage loans that it originates with lower cost funds and holds mortgage-backed securities, mainly GNMA certificates, for longer periods of time prior to sale than is customary for most mortgage bankers, in order to maximize the interest produced by these securities. During the year ended December 31, 1994, the Company held mortgage loans and mortgage-backed securities for an average period of 212 days prior to sale as compared to 98 days for the year ended December 31, 1993. This increase in the amount of time mortgage loans and mortgage-backed securities were held prior to sale was due principally to a decision made by the Company in the first quarter of 1994 to increase its level of holding of mortgage-backed securities for future sale and to maximize the interest income produced by these securities, a substantial portion of which is tax-exempt to the Company under Puerto Rico law. The result was to increase both the Company's net interest income and its level of assets held for sale, and to decrease the Company's effective tax rate.

     Loan Servicing Fees. Loan servicing fees represent revenue earned by FFCC for administering loans. FFCC's typical annual loan servicing fee depends on the type of mortgage loan being serviced and ranges from 0.25% to 0.50% of the declining outstanding principal amount of such loan. The size of FFCC's loan servicing portfolio and the amount of its servicing fees have increased substantially since FFCC's inception as a result of increases in loan originations. Loan servicing fees increased 33% from 1993 to 1994, 20% from 1992 to 1993 and 30% from 1991 to 1992, primarily due to increases in the principal amount of loans serviced as compared to prior years. The mortgage servicing portfolio was approximately $2.6 billion at December 31, 1994, an increase of approximately 10% over the December 31, 1993 level. At December 31, 1994, approximately $35 million of the Company's servicing portfolio related to mortgages originated outside Puerto Rico (all of which were originated in Florida).

     During 1994, total amortization of purchased mortgage servicing rights ("PMSRs") amounted to $730,000 versus $492,000 for 1993. The Company's traditional strategy has been to increase the size of its servicing portfolio through internal originations. However, during 1994, the Company reentered the wholesale loan market by purchasing FHA loans and VA loans from third parties as a means of compensating for the decrease in volume. This strategy has proven to be effective in the past. When the Company purchases mortgage loans together with the right to service the loans, a portion of the purchase price is allocated to the related PMSR. As of December 31, 1994, the Company had $3.5 million in PMSR's. During the years ended December 31, 1994 and 1993 the Company capitalized $581,100 and $69,800, respectively, of servicing rights, including $54,800 related to the acquisition of Doral Federal.

     The amount of principal prepayments on mortgage loans serviced by the Company was $281 million, $537 million and $242 million for the years ended December 31, 1994, 1993 and 1992, respectively. This represented approximately 11%, 26% and 15% of the aggregate principal amount of mortgage loans serviced during such periods and the average size of the loans prepaid were $41,800, $54,600 and $44,500, respectively. Principal prepayments declined during 1994 as a result of decreased refinancing activity caused by the increase in interest rates. The primary means used by the Company to reduce the sensitivity of its servicing fee income to changes in interest and prepayment rates is the development of a strong internal origination capability that has allowed the Company to continue to increase the size of its servicing portfolio even in times of high prepayments.

     Increases in prepayment rates over anticipated levels can adversely affect a mortgage company's revenues and liquidity by increasing the amortization rates for capitalized mortgage servicing rights and excess servicing fees receivable. Given the recent rise in interest rates and corresponding decrease in prepayment rates, no such adjustment were required during 1994. Moreover, given the relatively small amount of capitalized mortgage servicing rights and excess servicing fees reflected on the Company's balance sheet as of September 30, 1995, any unexpected increase in prepayment rates should not have a significant impact on the revenues or liquidity of the Company as a result of increased amortization for capitalized mortgage servicing rights and excess servicing fees receivable.

     Gain on Sale of Servicing Rights. During the years ended December 31, 1994, 1993 and 1992 the Company sold servicing rights of $202 million, $198.7 million and $53.4 million, respectively, realizing pre-tax gains of approximately $3 million, $2.4 million and $935,000, respectively. While the Company's strategy is to retain the servicing rights of the mortgage loans it originates, the Company may sell servicing rights from time to time in the future when market conditions are favorable.

     Other Income and Expenses. Other income increased 134% in 1994 as compared to 1993, and 34% from 1992 to 1993. The increase during 1994 was due primarily to fees earned by Doral Federal, increased fees received for voluntary mortgage life insurance and other commissions.

     Aggregate expenses in 1994 increased by $14 million compared to the same period for 1993, primarily as a result of higher interest expense associated with the financing of the Company's mortgage loans and mortgage backed securities portfolios. Employee costs decreased 16.6% compared to the same period of 1993. This decrease was a direct result of cost reduction efforts implemented by management related to the decrease in loan volume. Employee costs also reflected approximately $1.75 million in voluntary reductions taken by the Chief Executive Officer in salary and incentive compensation. Telephone expense increased 21% over 1993 levels and advertising expense remained slightly below the prior year level since management considered it necessary to maintain or increase the level of such expenses to ensure the Company retain its share of the Puerto Rico market for mortgage loans in light of increased competition. Rent expenses increased by $1.2 million as a result of prior year expansion activities.

     For 1993 compared to 1992 aggregate expenses increased by approximately 18%. This reflected increases in professional services, telephone and rent expenses of 57%, 41% and 77%, respectively, as compared to 1992. Professional services, rent and telephone expenses increases were attributable to the growth experienced by the Company in both personnel and asset size.

     Puerto Rico Income Taxes. The Puerto Rico maximum statutory corporate income tax rate is 42%. Such maximum rate will be reduced to 39% for taxable years commencing after June 30, 1995. For 1994, the effective income tax rate of FFCC was 16.3% as compared to 31.0% for 1993, and 20.5% for 1992. The decrease from 1994 to 1993 was due to the decision to increase holdings of GNMA mortgage-backed securities and CMOs backed by such securities, the interest income on which is tax exempt under Puerto Rico income tax law. The increase in 1993 from 1992 in the effective income tax rate was due principally to the fact that during the year ended December 31, 1992, the Company received favorable tax treatment on certain rights with a fair value of approximately $3.5 million received as a dividend from a subsidiary, resulting in the exclusion of 85% of said amount from gross income.

     The lower effective tax rates (as compared to the maximum statutory rate) experienced by FFCC, especially that experienced in 1994, reflect the fact that the portion of the net interest income derived from certain FHA and VA mortgage loans secured by property located in Puerto Rico and on GNMA securities backed by such mortgage loans is exempt from income tax under Puerto Rico law. Income tax savings to FFCC attributable to this exemption amounted to approximately $5.4 million, $2.7 million and $2.2 million for the years ended December 31, 1994, 1993 and 1992, respectively. See Note 18 to the Company's Consolidated Financial Statements for a reconciliation of the provision for income taxes to the amount computed by applying the applicable Puerto Rico statutory tax rates to income before taxes.

RESULTS OF OPERATIONS FOR NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

     The Company's net income for the nine months ended September 30, 1995 increased to $14.5 million, compared to $13.2 million for the corresponding period in 1994. Consolidated results include the operations of Doral Federal, which was acquired by the Company in September 1993. For the nine-month period ended September 30, 1995, Doral Federal contributed approximately $1.2 million to the Company's consolidated net earnings, compared to $58,000 for the nine months ended September 30, 1994. Results for the first nine months of 1995 reflect the adoption by the Company as of April 1, 1995 of SFAS No. 122. Additional net income of approximately $600,000 (representing $1.1 million of gross revenues) was realized for the nine months ended September 30, 1995, as a result of the adoption of SFAS No. 122. Since SFAS No. 122 does not permit retroactive application, the results for the first nine months of 1995 and 1994 are not directly comparable. Earnings for the first nine months of 1995 reflected a $3.6 million gain from the sale of mortgage servicing rights. No such sales were made in the first nine months of 1994. Nine months results for 1994 include a one-time benefit of $1.2 million from the cumulative effect of the adoption of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" as of January 1, 1994.

     Revenues from mortgage loan sales and fees for the nine months ended September 30, 1995 decreased 12% to $8.6 million from $9.8 million during the comparable period of 1994. This decrease was due, in part, to a lower volume of loan originations. The total volume of loans originated and purchased was approximately $422 million for the nine-month period ended September 30, 1995 compared to approximately $650 million for the nine-month period ended September 30, 1994. The decrease of 35% in loan originations and purchases was the result of decreased demand for mortgage loans, especially refinancing loans. Refinancing loans comprised 41% of loan originations in the first nine months of 1995 compared to 64% for the same period in 1994. The decrease also reflected hedging losses of approximately $2.8 million for the first nine months of 1995 compared to hedging gains of $1.2 million for the first nine months of 1994. Mortgage loan sales and fees also reflect approximately $1.1 million of additional gain on sale of mortgage loans as the result of the adoption of SFAS No. 122 during the second quarter of 1995. SFAS No. 122 has the effect of increasing gains on sales of loans by requiring that the carrying cost of the loans be reduced by the amount allocated to the related originated mortgage serving right ("OMSR").

     Following the adoption of SFAS No. 115, effective January 1, 1994, unrealized gains and losses on holdings of trading securities are included in earnings as a component of mortgage loan sales and fees. Mortgage loan sales and fees for the nine-month period ended September 30, 1995 included $1.9 million in gross unrealized gains on the Company's mortgage-backed securities held for trading portfolio during such period compared to $429,000 of gross unrealized gains for the comparable period of 1994.

     Net interest income decreased by approximately $2.5 million or 15% for the nine-month period ended September 30, 1995 versus the comparable period of 1994. The decrease in net interest income for the nine-month period reflects decreased interest spreads as mortgage interest rates have declined more rapidly than short-term interest rates payable on warehousing and repurchase agreement lines of credit. The interest rate spread also reflects higher financing costs associated with a servicing secured term loan under the Company's syndicated bank credit facility. The Company's weighted average interest rate spread was 277 basis points during the nine months ended September 30, 1995 compared to 415 basis points for the comparable period of 1994.

     Loan servicing income decreased by approximately $800,000 or 9% for the nine-month period ended September 30, 1995 versus the comparable period of 1994. The decrease in loan servicing income is due primarily to sales aggregating approximately $400 million of servicing rights made in the fourth quarter of 1994 and second quarter of 1995 and higher amortization of excess servicing fees receivable. Amortization of excess servicing fee receivable for each of the nine-month period ended September 30, 1995 and 1994 was approximately $634,000 and $348,000, respectively. The amortization of excess servicing fee receivable is recorded as a reduction of servicing income. For the nine-month periods ended September 30, 1995 and 1994, amortization of mortgage servicing rights was $399,000 and $540,000, respectively, and was recorded as a component of "Other Expenses." Effective April 1, 1995, with the adoption of SFAS No. 122, OMSRs must be amortized in the same manner as PMSRs.

     Aggregate expenses for the nine months period ended September 30, 1995 increased by $13.1 million compared to the same period for 1994, as a result of higher interest expense associated with the financing of the Company's mortgage loans and mortgage-backed securities portfolios. Loan origination, general and administrative expenses decreased by $3.2 million compared to the same period for 1994 as a result of cost reduction measures implemented by management in line with the reduction in the volume of mortgage loan originations.

     The provision for income taxes decreased to $2.0 million for the nine-month period ended September 30, 1995, compared to $3.0 million for the nine-months ended September 30, 1994, including $880,000 attributed to the cumulative effect of adopting SFAS No. 115, due to a decrease in the effective tax rate from 18.5% to 12%. The decrease in the effective income tax rate was due primarily to an increase in the proportion of total income before taxes consisting of tax exempt income. Interest on FHA and VA loans secured by residential property in Puerto Rico and GNMA mortgage-backed securities composed of such loans is tax exempt under Puerto Rico law.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's business requires continuous access to short-term sources of debt financing and equity capital. The Company's cash requirements arise from loan originations and purchases, repayments of debt upon maturity, payments of operating and interest expenses and servicing advances. The Company's primary sources of liquidity are sales in the secondary mortgage market of the loans it originates and purchases, short-term borrowings under warehouse, gestation and repurchase agreement lines of credit (secured by pledges of its loans and mortgage-backed securities in most cases until such loans are sold and the lenders repaid) and revenues from operations. In the past, the Company has also relied on privately-placed financings and public offerings of preferred stock and Common Stock. As discussed below, in order to further diversify its sources of funding, the Company entered into the Syndicated Credit Agreement during the second quarter of 1995 and the Debenture Agreement during the third quarter of 1995.

     Total liabilities were approximately 7.1 and 7.5 times stockholders' equity at September 30, 1995 and December 31, 1994, respectively. The Company's leverage at September 30, 1995 reflects an increase in stockholders' equity of $11.3 million and increases in deposit accounts and advances from the Federal Home Loan Bank of New York ("FHLB-NY").

     FFCC borrows money under warehousing lines of credit to fund its mortgage loan commitments and repays the borrowings as the mortgages are sold. The warehousing lines of credit then become available for additional borrowings. Included among FFCC's warehousing facilities are gestation or pre-sale facilities which permit the Company to obtain more favorable rates once mortgage loans are in the process of securitization but prior to the actual issuance of the mortgage-backed securities as well as to finance such mortgage-backed securities upon their issuance. FFCC held mortgage loans (including mortgage loans converted into mortgage-backed securities) prior to sale for an average period of approximately 348 days for the nine-month period ended September 30, 1995 and 212 days during the year ended December 31, 1994. The increase in the days mortgage loans were held prior to sale was due to higher levels of mortgage-backed securities held for trading resulting from a decision made by the Company to hold such mortgage-backed securities for longer periods of time prior to sale in order to maximize net interest income. At September 30, 1995 and December 31, 1994, FFCC had available warehousing lines of credit, including gestation lines of credit, of $700 million and $442 million, respectively. At September 30, 1995 and December 31, 1994, FFCC had used approximately $177 million and $276 million, respectively, of credit available under its warehousing lines of credit. FFCC's warehousing lines of credit are generally subject to termination at the discretion of the lender.

     FFCC also obtains short-term financing for its mortgage-backed securities portfolio through repurchase agreement lines of credit with financial institutions and investment banking firms. Under these agreements, FFCC sells GNMA, FNMA or FHLMC-guaranteed mortgage-backed securities or CMOs and simultaneously agrees to repurchase them at a future date at a fixed price. FFCC uses the proceeds of such sales to repay borrowings under its warehousing lines of credit. The effective cost of funds under repurchase agreements is typically lower than the cost of funds borrowed under FFCC's warehousing lines of credit. At September 30, 1995, FFCC had used approximately $354 million of credit under repurchase agreements. FFCC's continued use of repurchase agreements will depend on the cost of repurchase agreements relative to the cost of borrowing under its warehousing lines of credit with banks.

     Borrowings under gestation credit facilities used to finance whole loans are classified as "Loans payable" on the Company's Consolidated Balance Sheet, while borrowings under such credit facilities used to finance mortgage-backed securities are classified as "Securities sold under agreements to repurchase."

     The monthly weighted average interest rate of FFCC's borrowings for warehousing lines of credit and for repurchase agreement lines of credit was 7.2% and 5.9%, respectively, for the nine-month period ended September 30, 1995, compared to 5.7% for warehousing lines of credit and 4.3% for repurchase agreements in each case for the year ended December 31, 1994.

     On June 30, 1995, FFCC entered into the Syndicated Credit Agreement with six banks providing for three credit facilities totaling up to $125 million. The credit facilities were structured by Bankers Trust Company, as administrative and syndicate agent. The three facilities include: (i) a $100 million secured one-year revolving warehousing credit facility to finance residential mortgage loans and mortgage-backed securities; (ii) a $7 million secured one-year revolving credit facility to provide financing for receivables and working capital needs; and (iii) an $18 million five-year senior secured term loan, secured with a portion of the Company's servicing portfolio, to finance the acquisition of additional servicing rights and general working capital purposes. The amounts available under the Syndicated Credit Agreement are subject to a borrowing base which consists of mortgage loans and mortgage-backed securities for the first facility, receivables relating to servicing advances and real estate owned for the second facility and mortgage servicing rights for the third facility. At September 30, 1995, FFCC had drawn $14.9 million of the secured term loan facility which is due and payable on June 30, 2000 and bears interest at a variable rate which is adjusted periodically and is based on a spread over one of various indices to be selected by the Company (7.95% as of September 30, 1995). This borrowing is classified as "Loans Payable" on the Company's Consolidated Balance Sheet.

     On September 25, 1995, the Company executed the Debenture Agreement with BanPonce, a bank holding company headquartered in San Juan, Puerto Rico, providing for the issuance and sale to BanPonce of up to $10,000,000 of Subordinated Convertible Debentures in a private placement transaction. The Subordinated Convertible Debentures will not be registered under the Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent such registration or an applicable exemption from the registration requirements of the Securities Act. The Subordinated Convertible Debentures are convertible into shares of Common Stock at a conversion price of $17.50 per share, subject to adjustment in certain events. The Subordinated Convertible Debentures are subordinated to all existing and future senior debt (as defined in the Debenture Agreement) of the Company. On September 25, 1995, the Company issued to BanPonce $6,645,905 of the Subordinated Convertible Debentures (convertible into approximately 4.99% of the outstanding shares of Common Stock of the Company) concurrently with the execution of the Agreement. The issuance and sale of the remaining $3,354,095 of Subordinated Convertible Debentures are subject to BanPonce obtaining approval of the Federal Reserve Board for the additional investment in the Subordinated Convertible Debentures. Under the terms of the Debenture Agreement, BanPonce has 90 days from the date of the execution of the Debenture Agreement to obtain such approval. If the entire $10,000,000 of the Subordinated Convertible Debentures are issued, they would be convertible into 571,428 shares, or 7% of the Company's total outstanding shares of Common Stock as of September 30, 1995, assuming the conversion of all outstanding shares of Series A Preferred Stock and all outstanding Subordinated Convertible Debentures.

     Under the terms of the Debenture Agreement, BanPonce also obtained the right to acquire up to 200,000 additional shares of Common Stock at a price of $17.50 per share (subject to adjustment in certain events) to the extent that the shares of Common Stock issued or issuable upon conversion of the Convertible Debentures represent less than 5% of the Company's fully diluted outstanding shares of Common Stock. If BanPonce does not consummate the acquisition of the additional $3,354,095 of Convertible Debentures as a result of its inability to obtain Federal Reserve Board approval, such 5% threshold would be reduced proportionally. Such right to acquire additional shares expires on June 30, 1999 and is subject to termination upon the occurrence of certain corporate events involving the acquisition of the Company.

     The Company is prohibited under the Debenture Agreement from paying dividends on any capital stock (other than dividends payable in capital stock or in stock rights), if an event of default under such agreements exists at such time, or if the amount of dividends payable by the Company together with the aggregate amount of dividends paid and other capital distributions made since June 1, 1995, exceed the sum of (i) 50% of the Company's Consolidated Net Income (as defined in the Debenture Agreement) accrued from June 1, 1995 to the end of the quarter ending not less than 45 days prior to the dividend payment date;
(ii) $20 million; and (iii) the net proceeds of any sale of capital stock subsequent to June 1, 1995. In addition, under the Debenture

Agreement, the Syndicated Credit Agreement, and other debt agreements of the Company, if the Company fails to maintain specified minimum levels of net worth, net earnings to debt service and dividends ratios, and certain other financial ratios, dividends cannot be paid by the Company.

     The Company also has entered into servicing agreements relating to the mortgage-backed securities programs of FNMA, FHLMC and GNMA and certain other investors as well as mortgage loans sold to certain other purchasers. These agreements require FFCC to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. Funds advanced by FFCC pursuant to these arrangements are generally recovered by FFCC within 30 days. During the nine-month period ended September 30, 1995, the monthly average amount of funds advanced by the Company under such servicing agreements was approximately $4.9 million.

     During the nine-month period ended September 30, 1995, the Company collected an average of approximately $900,000 per month in net servicing fees, including late charges. As of September 30, 1995 and December 31, 1994, the servicing portfolio amounted to approximately $2.6 billion. The relatively stable amount of the servicing portfolio as of September 30, 1995 compared to December 31, 1994, despite originations of $365.8 million during 1995 is due to the sale during the second quarter of 1995 of approximately $208 million of servicing rights and regular portfolio run-offs. The Company may, from time to time, determine to sell portions of its servicing portfolio as well as to purchase servicing rights from third parties.

     As of September 30, 1995, Doral Federal met all its fully phased-in capital requirements (i.e., tangible and core capital of at least 1.5% and 3.0%, respectively, of adjusted assets and risk-based capital at least 8% of risk adjusted assets). As of September 30, 1995 Doral Federal had tangible capital and core capital of $8.1 million or approximately 6.67% of adjusted assets. As of such date, Doral Federal had risk-based capital of $8.3 million or 16.7% of risk adjusted assets.

     Doral Federal obtains funding for its lending activities through the receipt of deposits and, to a lesser extent, from other borrowings, such as FHLB-NY advances and repurchase agreements with brokerage houses. As of September 30, 1995, Doral Federal held $106.8 million in deposits at a weighted average interest rate of 2.57%, approximately 33% of which consisted of non-interest bearing deposits. Doral Federal, as a member of the FHLB-NY, also has access to collateralized borrowings from the FHLB-NY up to a maximum of 30% of its total assets. Such advances must be secured by qualifying assets with a value equal to between 105% to 115% of the advances. At September 30, 1995, Doral Federal had $10.4 million in outstanding advances from the FHLB-NY at a weighted average interest rate cost of 6.43% and $16.3 million of available collateral to obtain additional advances.

     Legislation has been proposed by Congress that would, among other matters, recapitalize the FDIC Savings Association Insurance Fund (the "SAIF"). The proposed legislation provides for a one-time assessment to be imposed on all SAIF-insured deposits as of June 30, 1995, in order to recapitalize the SAIF and eliminate the disparity of insurance premiums with the Bank Insurance Fund (the "BIF"). Under such proposed legislation, the SAIF and the BIF would be merged effective January 1, 1998. The special assessment rate is anticipated to be between .85% to .90% of deposits and would be payable in early 1996. Based upon Doral Federal's deposits at June 30, 1995 and assuming a special assessment of
 .90%, Doral Federal's assessment would be approximately $864,000 on a pre-tax basis.

     FFCC expects that it will continue to have adequate liquidity arrangements to finance its operations. The Company will continue to explore alternative and supplementary methods of financing its operations, including both debt and equity financing. There can be no assurance, however, that the Company will be successful in consummating any such transactions.

CASH FLOWS

     The interim Consolidated Statement of Cash Flows reflect the working capital needs of the Company. Operating activities provided approximately $6.4 million of net cash during the nine-month period ended September 30, 1995, versus approximately $50.6 million in the comparable period of 1994. The major changes in cash flow for the first nine months of 1995 were primarily related to a net decrease of approximately $18 million in the Company's portfolio of mortgage loans held for sale and mortgage-backed securities held for trading. Borrowings reflect increased use of repurchase and gestation lines of credit which require lower collateralization levels than bank warehousing lines of credits. In addition, the Company incurred $22.1 million in liabilities related to securities sold not yet purchased in connection with its interest rate risk management strategy.

     Investing activities used cash of approximately $45.7 million in the first nine months of 1995 due primarily to net originations of loans receivable of approximately $36.4 million. The Company capitalized $4.7 million of mortgage servicing rights during the first nine months of 1995 related to wholesale mortgage loan purchases and implementation in the second quarter of 1995 of SFAS No. 122. When the Company purchases mortgage loans together with the related servicing rights, a portion of the purchase price is allocated to the servicing rights acquired. SFAS No. 122 requires that a portion of the cost of originating a mortgage loan be allocated to the related mortgage servicing right based on its fair value relative to the aggregate fair value of the loan and the related servicing right taken as a whole. Investing activities also reflected an increase in short-term servicing advances and accounts receivable of $6.2 million.

     During the first nine months of 1995, financing activities provided approximately $60.9 million of net cash due to additional deposit accounts amounting to approximately $32.6 million received by Doral Federal, the Company's thrift subsidiary and $21.5 million from the proceeds of a senior secured term loan under the Company's syndicated bank facility and the issuance of $6,645,905 of Subordinated Convertible Debentures. Dividend payments were approximately $3.2 million for the nine months ended September 30, 1995.

ASSETS AND LIABILITIES

     At September 30, 1995, total assets were $821 million compared to $768 million at December 31, 1994. This increase was due to several factors, of which the most important include a net increase of $28.4 million in loans receivable held at Doral Federal and a $21.7 million increase in cash and cash equivalents. These increases were partially offset by a net decrease of $10 million in mortgage loans held for sale and mortgage-backed securities held for trading and for investment. Total liabilities were $719 million at September 30, 1995 compared to $678 million at December 31, 1994. This increase was largely the result of an increase in deposit accounts and advances from the FHLB-NY in the aggregate amount of $43 million. Securities sold under agreements to repurchase increased by $58.2 million while loans payable decreased $63.5 million compared to December 31, 1994, reflecting changes in the composition of the Company's inventory. As of September 30, 1995, the Company was carrying a greater amount of mortgage-backed securities inventory while the amount of mortgage loans held for sale had decreased.

     As of September 30, 1995, Doral Federal had $126.5 million in assets compared to $86 million at December 31, 1994. This increase was due primarily to an increase of $28.4 million in loans receivable. Loans receivable and investments owned by Doral Federal are classified as held to maturity. At September 30, 1995, Doral Federal's deposit accounts totalled $99.1 million compared to $66.5 million at December 31, 1994. These amounts are net of $7.7 million and $12.8 million in corporate accounts of the Company which are eliminated in the preparation of the Company's Consolidated Financial Statements. Deposit accounts include $20.9 million in non-interest bearing demand deposits representing escrow funds and other servicing accounts from FFCC's servicing operations as well as FFCC corporate accounts. All other deposit accounts as of September 30, 1995 are retail deposits, most of them in the form of certificate of deposit accounts. The increase in deposits is due to an aggressive campaign to attract funds by offering competitive interest rates.

     The sale of mortgage loans and mortgage-backed securities can generate a gain or a loss. Losses on sales of loans occur when FFCC sells loans at a discount from their book value. A loss may occur if interest rates rise between the time FFCC fixes the interest rates charged to the borrowers on the loans and the time the loans or mortgage-backed securities are sold to investors. FFCC attempts to minimize this market risk through the use of forward commitments and other hedging techniques. See "BUSINESS OF THE COMPANY -- Interest Rate Management."

     At September 30, 1995, investments held to maturity consisted of GNMA, FNMA and FHLMC mortgage-backed securities, U.S. Treasury Notes, Federal Home Loan Bank Notes and CMOs mortgage obligations. The Company has the intent and ability to hold the investments to maturity by obtaining continuing financing under its existing credit facilities. A portion of these securities are held at Doral Federal and the maturity of such securities generally have been matched against deposits.

     As of September 30, 1995, FFCC held $2.0 million of real estate owned, compared to $2.1 million as of December 31, 1994.

IMPLEMENTATION OF NEW ACCOUNTING STANDARDS

     On May 12, 1995, the Financial Accounting Standards Board issued SFAS No. 122, an amendment to SFAS No. 65. The Company adopted SFAS No. 122 as of April 1, 1995. SFAS No. 122 requires the recognition of all mortgage servicing rights including OMSRs and PMSRs as assets by allocating total costs incurred between the loan and the servicing rights based on their relative fair values. Under SFAS No. 65, the cost of OMSRs was not recognized as an asset and was charged to earnings when the related loan was sold. SFAS No. 122 has the effect of increasing gains on sales of loans by requiring the carrying cost of the loans to be reduced by the amount of the related OMSRs. To date, the Company has used sales prices for comparable mortgage servicing rights to determine the fair value of its servicing rights. For the nine months ended September 30, 1995, the Company realized additional net income of approximately $600,000 as a result of the adoption of SFAS No. 122. If the Company had not adopted SFAS No. 122 during the second quarter of 1995, earnings per common share would have been approximately $1.90 and $1.83 on a primary and fully-diluted basis, respectively, for the nine-month period ended September 30, 1995 and approximately $0.64 and $0.62 on a primary and fully-diluted basis, respectively, for the quarter then ended.

     SFAS No. 122 also requires that all capitalized mortgage servicing rights be evaluated for impairment based on the excess of the carrying amount of mortgage servicing rights over their fair value. For purposes of measuring impairment, capitalized mortgage servicing rights are stratified pool by pool on the basis of interest rates. An impairment is recognized whenever the prepayment pattern of the mortgage pool indicates that the fair value of the related capitalized servicing rights is less than its carrying amount. An impairment is recognized by charging such excess to income. The Company determined that no reserve for impairment was required for the nine months ended September 30, 1995.

PROSPECTIVE TRENDS

     Market Trends. During most of 1995, interest rates on mortgage loans declined significantly. To the extent such trend continues, demand and prices for mortgage loans and mortgage-backed securities should increase thereby favorably impacting gain on sale of mortgage loans.

     The decrease in interest rates should also contribute to an increase in the amount of originations by stimulating demand for mortgage loans. Increased originations will allow the Company to increase the size of its servicing portfolio. Servicing income should, therefore, continue to provide the Company with a stable base of revenue. The Company believes that its strong internal origination capacity will reduce the sensitivity of servicing fee income to any changes in prepayment rates that may occur as a result of declines in interest rates.

     Doral Federal. The Company intends to continue to increase the asset size of Doral Federal by increasing the amount of loans funded at and held by Doral Federal as well as to increase the deposit base and branch network of such thrift. The Company expects that the net interest income earned by Doral Federal will make increasingly significant contributions to the consolidated net earnings of the Company.

     Proposed Repeal of Section 936. The United States Congress is currently considering various proposals to repeal Section 936. While the final impact of any such changes cannot be determined at this time, the repeal of Section 936 could have an adverse effect on the general economic condition of Puerto Rico, the Company's predominant service area. The repeal of Section 936 could also raise funding costs and reduce demand for mortgage loans and mortgage-backed securities in Puerto Rico. In recent years, the Company has taken steps to attempt to reduce any such adverse impact of the repeal of Section 936 by diversifying its sources of funding and identifying additional investors for its mortgage products. See "BUSINESS OF THE COMPANY -- Secondary Mortgage Market and Favorable Tax Treatment."

                            BUSINESS OF THE COMPANY

GENERAL

     The Company, together with its wholly-owned subsidiaries, is primarily engaged in a wide range of mortgage banking activities, including the origination, servicing, purchase and sale of mortgages on single-family residences, the issuance and sale of various mortgage-backed securities, the holding and financing of mortgage loans and mortgage-backed securities for sale or investment, the purchase and sale of servicing rights associated with such mortgage loans and, to a lesser extent, the origination of construction loans and loans secured by commercial real estate (the "Mortgage Banking Business"). FFCC is the leading mortgage banking institution in Puerto Rico in terms of the volume of origination of first mortgage loans on single-family residences. The Company's Mortgage Banking Business is principally conducted through two operating units: Doral Mortgage Corporation ("Doral Mortgage"), a wholly-owned subsidiary of the Company, and HF Mortgage Bankers Division ("HF Division"), a division of the Company. The Company also owns Doral Federal Savings Bank ("Doral Federal"), a federal savings and loan association which was acquired by FFCC in September 1993 and operates through two branches in Puerto Rico. References herein to the "Company" or "FFCC" shall be deemed to refer to the Company and its consolidated subsidiaries, unless the context requires otherwise.

     The Company is an approved seller/servicer for the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"), an approved issuer for the Government National Mortgage Association ("GNMA") and an approved servicer under the GNMA, FNMA and FHLMC mortgage-backed securities programs. FFCC is also qualified to originate mortgage loans insured by the Federal Housing Administration ("FHA") and guaranteed by the Veterans Administration ("VA"). Prior to 1995, substantially all of the Company's revenues were derived from its Mortgage Banking Business. See "Mortgage Banking Business -- Sale of Loans; Issuance of Mortgage Backed Securities" herein.

     The Company's strategy is to increase its volume of loan originations and its servicing portfolio as well as to maximize net interest income. The Company seeks to increase its volume of loan originations by emphasizing quality customer service and maintaining the most extensive system of branch offices of any mortgage banking institution in Puerto Rico. The Company strives to increase its servicing portfolio by relying primarily on internal loan originations and supplementing such originations with wholesale purchases of loans and mortgage servicing rights from third parties. The Company currently emphasizes the origination of 15-year and 30-year conventional and FHA-insured or VA-guaranteed mortgage loans on single-family residences. The Company relies on net interest income for a more significant portion of its earnings than mortgage banking companies generally do. The Company seeks to maximize net interest income by holding mortgage-backed securities, primarily GNMA securities, for longer periods prior to sale than most mortgage banking companies. This strategy also reduces the Company's overall effective tax rate because the interest on GNMA securities backed by Puerto Rico mortgages is tax exempt under Puerto Rico law.

     The Company's thrift subsidiary, Doral Federal, operates through two branches in the San Juan metropolitan area, which serve primarily as deposit-taking operations, since to date most loans have been originated pursuant to the Master Loan Production Agreement with the Company. See "Other Lending and Investment Activities -- Loans held for Investment and Real Estate Owned." Doral Federal has experienced rapid growth since its acquisition by the Company, increasing from $13.1 million in assets as of September 10, 1993 to $126.5 million in assets as of September 30, 1995. To date, this growth has been funded largely through increases in retail certificate of deposit accounts and non-interest bearing accounts maintained by the Company, consisting primarily of corporate and custodial accounts. As of September 30, 1995, Doral Federal had total deposits and net worth of $106.8 million and $8.5 million, respectively. Custodial accounts associated with the Company's servicing portfolio, commercial deposit accounts of the Company and retail deposits constituted approximately 20%, 7% and 73%, respectively, of Doral Federal's total deposit accounts. The Company intends to continue to increase the asset size, deposit base and branch network of Doral Federal.

     During the year ended December 31, 1994, as a result of increased expenses required to be incurred to support future growth, Doral Federal did not have a significant impact on the financial results of the Company, experiencing a net income of approximately $205,000. For the nine months ended September 30, 1995, Doral Federal contributed net income of $1.2 million to the consolidated earnings of the Company. FFCC expects that Doral Federal will make increasingly significant contributions to the Company's consolidated earnings.

     The business and profitability of FFCC depend, to a large degree, on its ability to sell mortgage loans to investors in the secondary mortgage market at prices that are higher than the prices at which FFCC originates or purchases such loans. The growth of the secondary mortgage market is attributable in large part to programs maintained by the FNMA, FHLMC and GNMA. In addition, part of the Company's business is affected significantly by the continuation of various programs administered by the FHA for HUD, which insures mortgage loans, and the VA, which partially guarantees mortgage loans. Any discontinuation of, or significant reduction in, the various programs administered by FNMA, FHLMC, GNMA, FHA or VA could have a material adverse effect on the Company's operations. See "Mortgage Banking Business -- Sale of Loans; Issuance of Mortgage Backed Securities" herein.

     The Company is subject to the rules and regulations of, and supervision by, several Federal and Puerto Rico entities, including the Office of Thrift Supervision (the "OTS"), FNMA, FHLMC, GNMA, FHA, VA, HUD, the Commissioner of Financial Institutions of Puerto Rico (the "Commissioner") and the Department of the Treasury of Puerto Rico ("Puerto Rico Treasury"), with respect to, among other things, licensing requirements, establishment of maximum interest rates, required disclosure to customers and the originating, processing, underwriting, selling and securitizing of mortgage loans. See "Regulation" herein. Doral Federal's operations are subject to regulation by the OTS and the Federal Deposit Insurance Corporation ("FDIC"). FFCC's operations in the state of Florida are subject to supervision by the Florida Department of Banking and Finance. In addition, the Company's operations are affected by Federal and Puerto Rico laws and regulations designed to promote economic development in Puerto Rico, particularly the various Puerto Rico Industrial Incentives Acts (the "Industrial Incentives Acts") and Section 936. See "Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment" herein.

     Prior to 1992, FFCC's Mortgage Banking Business was exclusively conducted in Puerto Rico and currently is conducted through 18 branches, 15 of which are operated by Doral Mortgage. Since March 1992, Doral Mortgage has opened branch offices in Orlando and Miami, Florida. The Florida offices are staffed by seven employees and originated approximately $7.1 million and $6.3 million in mortgage loans during nine months ended September 30, 1995 and the year ended December 31, 1994, respectively.

     The following table sets forth the components of FFCC's revenues and the percentage contribution of each component for the periods indicated:

                                     NINE MONTHS ENDED
                                       SEPTEMBER 30,                                 YEAR ENDED DECEMBER 31,
                            -----------------------------------     ----------------------------------------------------------
                                 1995                1994                 1994                 1993                 1992
                            --------------     ----------------     ----------------     ----------------     ----------------
                                                                  (DOLLARS IN THOUSANDS)
     REVENUES:
     Mortgage loan sales
       and fees..........   $ 8,604     13%    $ 9,800       19%    $10,573       15%    $35,230       50%    $24,560       49%
     Servicing income....     8,044     12       8,764       17      11,448       16       8,627       12       7,163       14
     Interest income.....    46,667     69      32,976       64      46,508       65      23,775       34      16,983       34
     Gain on sale of
       servicing
       rights............     3,623      5          --       --       3,003        4       2,378        4         935        2
     Rental and other
       income............       413    (1)         366      (1)         511      (1)         218      (1)         163      (1)
                            -------    ---     -------    -----     -------    -----     -------    -----     -------    -----
             Total(2)....   $67,351    100%    $51,906      100%    $72,043      100%    $70,228      100%    $49,804      100%
                            =======    ===     =======    =====     =======    =====     =======    =====     =======    =====

---------------

(1) Represents less than one percent of revenues.
(2) Sums of the percentage columns may not add up to the totals due to rounding.

MORTGAGE BANKING BUSINESS

     Loan Origination and Purchase of Mortgages. FFCC has the most extensive system of branch offices for originating mortgages loans of any mortgage banking institution in Puerto Rico. HF Division operates two branches in the San Juan Metropolitan area. Doral Mortgage operates 15 branches throughout Puerto Rico and two small branch offices in the State of Florida. Centro Hipotecario, Inc., another wholly-owned mortgage banking subsidiary, operates an additional branch in the San Juan metropolitan area.

     FFCC originates both (a) conventional mortgages on single-family residences, which generally (i) are insured by private mortgage insurers or (ii) do not exceed 80% of the appraised value of the mortgaged property, and (b) mortgages on single-family residences, guaranteed by the VA ("VA loans") or insured by HUD ("FHA loans"). VA loans and FHA loans qualify for inclusion in the mortgage-backed securities program sponsored by GNMA. A portion of the conventional loans are conforming loans which qualify for inclusion in guarantee programs sponsored by FNMA or FHLMC. The Company also originates construction loans for owner-occupied single-family residences and other real estate development and mortgage loans on commercial properties. Construction loans and mortgage loans on commercial properties constituted less than 1% of the total dollar volume of loans originated by the Company for the nine months ended September 30, 1995 and the year ended December 31, 1994.

     While the Company makes available a wide variety of mortgage products designed to respond to consumer needs and competitive conditions, it currently emphasizes 15-year and 30-year conventional first mortgages and 15-year and 30-year FHA loans and VA loans. Substantially all the loans are fixed rate mortgages. The Company emphasizes the origination of loans under $100,000. The average loan size for FHA/VA mortgage loans and conventional mortgage loans was approximately $61,600 and $52,000, respectively, for the year ended December 31, 1994.

     The Company also offers second mortgages, which for the nine-month period ended September 30, 1995, constituted less than 2% of the total loans originated by the Company. The maximum loan-to-appraised value ratio on second mortgages permitted by the Company is 80% (including the amount of any first mortgage). In 1994, the Company also began to aggressively offer personal loans up to $40,000 secured by mortgages. These loans are generally secured by first or second mortgages on single-family residences, are payable within three to ten years and provide for higher interest rates than typical first mortgages.

     Loan origination activities performed by FFCC include soliciting, completing and processing mortgage loan applications and preparing and organizing the necessary loan documentation. Loan applications are examined for compliance with underwriting criteria and, if all requirements are met, FFCC issues a commitment to the prospective borrower specifying the amount of the loan and the loan origination fees, points and closing costs to be paid by the borrower or seller and the date on which the commitment expires.

     FFCC purchases FHA loans and VA loans from Doral Mortgage and other mortgage bankers for resale to institutional investors in the form of GNMA securities. The Company's strategy is to increase its servicing portfolio primarily through internal originations through its branch network and, to a lesser extent, purchases from third parties. Purchases of loans from other mortgage bankers in the wholesale loan market is generally limited to FHA Loans and VA Loans and provides the Company with a source of low cost production that allows FFCC to continue to increase the size of its servicing portfolio. The Company purchased approximately $57 million in loans from third parties during the nine months ended September 30, 1995 and $63 million, $1 million and $29 million, for the years ended December 31, 1994, 1993 and 1992, respectively.

     The following table sets forth the number and dollar amount of the Company's mortgage loan originations (excluding purchases from third parties) for the periods indicated:

                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                -------------------   ------------------------------------------------------
                                  1995       1994       1994        1993        1992       1991       1990
                                --------   --------   --------   ----------   --------   --------   --------
                                        (DOLLARS IN THOUSANDS, EXCEPT AVERAGE INITIAL LOAN BALANCES)
    FHA/VA LOANS:
    Number of Loans...........     2,920      5,841      7,037        8,364      3,224      2,182      2,419
    Volume of Loans...........  $188,788   $355,522   $433,748   $  532,654   $207,239   $132,005   $139,720
    Percent of Total Volume...        52%        58%        57%          37%        30%        37%        43%
    CONVENTIONAL AND OTHER
      LOANS:(1)
    Number of Loans...........     3,061      4,641      6,285       12,658      7,637      4,856      5,296
    Volume of Loans...........  $176,970   $255,852   $326,698   $  899,794   $486,484   $228,411   $181,681
    Percent of Total Volume...        48%        42%        43%          63%        70%        63%        57%
    TOTAL LOANS:
    Number of Loans...........     5,981     10,482     13,322       21,022     10,861      7,038      7,715
    Volume of Loans...........  $365,758   $611,374   $760,446   $1,432,448   $693,723   $360,416   $321,401
    AVERAGE INITIAL LOAN
      BALANCE:
    FHA/VA Loans..............  $ 64,700   $ 60,900   $ 61,600   $   63,700   $ 64,300   $ 60,500   $ 57,800
    Conventional and other
      Loans(1)................  $ 57,800   $ 55,100   $ 52,000   $   71,100   $ 63,700   $ 47,000   $ 34,300
    REFINANCINGS(2)...........        41%        64%        59%          78%        67%        67%        60%

---------------

(1) Includes second mortgage loans and non-conforming loans (conventional loans that do not qualify for inclusion in the guarantee programs sponsored by FNMA or FHLMC).
(2) As a percentage of the total dollar volume of loans originated.

     A substantial proportion of the Company's total mortgage loan originations has consistently been comprised of refinancing loans. For the nine months ended September 30, 1995 and the years ended December 31, 1994, 1993 and 1992, refinancing activity represented approximately 41%, 59%, 78% and 67%, respectively, of the Company's total dollar volume of mortgage loans originated. The increase from 1992 to 1993 was principally due to a decline in average mortgage interest rates which stimulated demand for refinancing of existing mortgage loans. The decrease in refinancing activity during 1994 compared to 1993 was due to the rise in interest rates experienced during the second half of 1994. The continued weakness in refinance activity during 1995 reflects the stabilization of interest rates following the unusually high refinance activity experienced during 1993. A significant future increase in mortgage interest rates in Puerto Rico could adversely affect the Company's business if it resulted in a significant decrease in refinancing of first mortgage loans. In recent years, the Company, especially through its HF Division, has increased relations with realtors and developers in order to increase home purchase related originations. The Company believes that by increasing its home purchase originations it may somewhat offset the adverse effects that stabilizing or increasing interest rate are likely to have on refinancing originations.

     For the nine months ended September 30, 1995 and the years ended December 31, 1994, 1993 and 1992, non-conforming conventional loans represented approximately 41%, 28%, 15% and 19%, respectively, of the Company's total volume of mortgage loans originated.

     All loan originations, regardless of whether originated through the retail network or purchased from third parties, must be underwritten in accordance with the Company's underwriting criteria, including loan-to-value ratios, borrower income qualifications, debt ratios and credit history, investor requirements, necessary insurance and property appraisal requirements. The Company's underwriting standards also comply with the relevant guidelines set forth by HUD, VA, FNMA, FHLMC, federal savings and loan regulatory authorities, private mortgage investment conduits and private mortgage insurers, as applicable. The Company's underwriting personnel, while operating out of loan offices, make underwriting decisions independent of the Company's mortgage loan origination personnel. Under the Company's quality control plan, the Company reverifies a portion of the mortgage loans funded each month, to provide reasonable assurance that the Company's underwriting standards have been satisfied. The selection of mortgage loans for reverification is done on a sampling basis to provide quality control coverage for all mortgage loan programs and appraisers. In addition, the Company reconfirms employment status, the source of down payment and other key items, before loan funding occurs.

     Typically, when a mortgage loan is originated, the borrower pays an origination fee. These fees are generally in the range of 0% to 6% of the principal amount of the mortgage loan, and are payable at the closing of such loan. The Company receives these fees on mortgage loans originated through its retail branches. The Company may charge additional fees depending upon market conditions and regulatory considerations as well as the Company's objectives concerning mortgage loan origination volume and pricing. The Company incurs certain costs in originating mortgage loans, including overhead, out-of-pocket costs and, in some cases, where the mortgage loans are subject to a purchase commitment from private investors, related commitment fees. The volume and type of mortgage loans and of commitments made by investors vary with competitive and economic conditions, resulting in fluctuations in revenues from mortgage loan originations. Generally accepted accounting principles ("GAAP") require that general operating expenses incurred in originating mortgage loans be charged to current expense. Direct origination costs and origination income must be deferred and amortized using the interest method, until the repayment or sale of the related mortgage loans. Historically, the value of servicing rights which result from the Company's origination activities has exceeded the net costs attributable to such activities.

     Loan Servicing. The Company acquires servicing rights through its mortgage loan originations and purchases from third parties. When FFCC sells the mortgage loans it has originated or purchased, it generally retains the rights to service such loans and receives the related servicing fees. Loan servicing includes collecting principal and interest and remitting the same to the holders of the mortgage loans or mortgage-backed securities to which such mortgage loan relates, holding escrow funds for the payment of real estate taxes and insurance premiums, contacting delinquent borrowers, supervising foreclosures in the event of unremedied defaults and generally administering the loans. FFCC receives annual loan servicing fees ranging from 0.25% to 0.50% of the declining principal amount of the loans serviced plus any late charges. In general, FFCC's servicing agreements are terminable by the investor for cause.

     The Company's mortgage loan servicing portfolio is subject to reduction by reason of normal amortization, prepayments and foreclosure of outstanding mortgage loans. Additionally, the Company may sell mortgage loan servicing rights from time to time to other institutions if market conditions are favorable.

     The following table sets forth certain information regarding the total loan servicing portfolio of FFCC for the periods indicated:

                                      NINE MONTHS ENDED
                                        SEPTEMBER 30,                            YEAR ENDED DECEMBER 31,
                                   -----------------------    --------------------------------------------------------------
                                      1995         1994          1994         1993         1992         1991         1990
                                   ----------   ----------    ----------   ----------   ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
    COMPOSITION OF SERVICING
     PORTFOLIO AT PERIOD END:
    FHA and VA Mortgage Loans..... $1,042,393   $1,190,637    $1,062,108   $  955,624   $  851,853   $  858,261   $  813,123
    Conventional and Other
      Mortgage Loans..............  1,578,516    1,535,387     1,581,418    1,420,031      885,571      554,745      379,944
                                   ----------   ----------    ----------   ----------   ----------   ----------   ----------
        Total Servicing
          Portfolio............... $2,620,909   $2,726,024    $2,643,526   $2,375,655   $1,737,424   $1,413,006   $1,193,067
                                    =========    =========     =========    =========    =========    =========    =========
    BEGINNING SERVICING
      PORTFOLIO................... $2,643,526   $2,375,655    $2,375,655   $1,737,424   $1,413,006   $1,193,067   $  830,887
    ADD:
    Loans Funded and
      Purchased(1)................    422,415      649,540       823,834    1,433,448      693,723      386,695      411,595
    LESS:
    Servicing Sales Transferred... $  208,508           --       202,000      198,700       53,400       51,460           --
    Run-off(2)....................    236,524      298,751       353,963      596,517      315,905      115,296       49,415
                                   ----------   ----------    ----------   ----------   ----------   ----------   ----------
    ENDING SERVICING PORTFOLIO.... $2,620,909   $2,726,024    $2,643,526   $2,375,655   $1,737,424   $1,413,006   $1,193,067
                                    =========    =========     =========    =========    =========    =========    =========

                                      NINE MONTHS ENDED
                                        SEPTEMBER 30,                            YEAR ENDED DECEMBER 31,
                                   -----------------------    --------------------------------------------------------------
                                      1995         1994          1994         1993         1992         1991         1990
                                   ----------   ----------    ----------   ----------   ----------   ----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
    SELECTED DATA REGARDING
      MORTGAGE LOANS SERVICED:
    Number of Loans...............     51,568       54,029        52,515       48,272       39,562       34,897       31,199
    Weighted Average Interest
      Rate........................       8.41%        8.20%         8.21%        8.15%        9.09%       10.06%       10.53%
    Weighted Average Maturity
      (months)....................        194          205           192          226          204          224          228
    Weighted Average Servicing Fee
      Rate........................      .3991        .3913         .3945        .4195        .4040        .4242        .4396
    DELINQUENT MORTGAGE LOANS AND
      PENDING FORECLOSURES AT
      PERIOD END:(3)
    60-89 days past due...........       1.52%        1.44%         1.53%        1.49%        1.39%        2.01%        2.36%
    90 days or more past due......       1.96%        1.44%         1.48%        1.62%        1.55%        2.26%        3.54%
                                   ----------   ----------    ----------   ----------   ----------   ----------   ----------
    Total delinquencies...........       3.48%        2.88%         3.01%        3.11%        2.94%        4.27%        5.90%
                                    =========    =========     =========    =========    =========    =========    =========
    Foreclosures Pending..........       1.01%        1.25%         1.19%        1.21%        1.44%        1.47%        1.10%
                                    =========    =========     =========    =========    =========    =========    =========

---------------

(1) Loans funded and purchased represent that portion of loans originated or purchased with respect to which the servicing rights were retained by the Company. In 1991, there is also included $49.2 million of servicing rights acquired in bulk from a financial institution.
(2) Run-off refers to regular amortization of loans, prepayments and foreclosures.
(3) Expressed as a percentage of the total number of loans serviced.

     The Company's servicing portfolio has grown significantly over the past five years. At September 30, 1995, the Company's servicing portfolio totalled $2.62 billion compared to $2.64 billion at December 31, 1994. The lack of growth was due to aggregate sales of servicing rights relating to $400 million principal amount of mortgage loans during the last quarter of 1994 and first nine months of 1995. Substantially all of the mortgage loans in the Company's servicing portfolio are secured by single (one-to-four) family residences. Substantially all of FFCC's mortgage servicing portfolio is composed of mortgages secured by real estate in Puerto Rico. At September 30, 1995 and December 31, 1994, approximately $42 million and $35 million, respectively, of the Company's mortgage servicing portfolio related to mortgages secured by real property outside Puerto Rico (all of which were secured by real property located in Florida).

     The amount of principal prepayments on mortgage loans serviced by the Company was $108 million for the first nine months of 1995 and $281 million, $537 million and $242 million for the years ended December 31, 1994, 1993 and 1992, respectively. This represented approximately 4%, 11%, 26% and 15% of the aggregate principal amount of mortgage loans serviced during such periods and the average size of the loans prepaid were $37,400, $41,800, $54,600 and $44,500, respectively. Principal prepayments declined during the first nine months of 1995 and the year ended December 31, 1994 as a result of decreased refinancing activity caused by the increase in interest rates experienced following the refinance boom of 1993. The primary means used by the Company to reduce the sensitivity of its servicing fee income to changes in interest and prepayment rates is the development of a strong internal origination capability that has allowed the Company to continue to increase the size of its servicing portfolio even in times of high prepayments.

     Servicing agreements relating to the mortgage-backed securities programs of FNMA, FHLMC and GNMA, and certain other investors, require FFCC to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. During nine months ended September 30, 1995 and the year ended December 31, 1994, the monthly average amount of funds advanced by FFCC under such servicing agreements was $4.9 million and $3.2 million, respectively. Funds advanced by FFCC pursuant to these arrangements are generally recovered by FFCC within 30 days.

     The degree of risk associated with a mortgage loan servicing portfolio is largely dependent on the extent to which the servicing portfolio is non-recourse or recourse. In non-recourse servicing, the principal credit risk to the servicer is the cost of temporary advances of funds. In recourse servicing, the servicer agrees to share credit risk with the owner of the mortgage loans such as FNMA or FHLMC or with an insurer or guarantor. Losses on recourse servicing occur primarily when foreclosure sale proceeds of the property underlying a defaulted mortgage are less than the then outstanding principal balance and accrued interest of such mortgage loan and the cost of holding and disposing of such underlying property. At September 30, 1995 and December 31, 1994 and 1993, the Company was servicing mortgage loans with an aggregate principal amount of $90 million and $112 million and $164 million, respectively, on a recourse basis. During the last five years, losses incurred due to recourse servicing have not been significant.

     FFCC's servicing rights provide a significant continuing source of income for FFCC. There is a market in Puerto Rico for servicing rights, which are generally valued in relation to the present value of the expected income stream generated by the servicing rights. Among the factors which influence the value of a servicing portfolio are servicing fee rates, loan balances, loan types, loan interest rates, expected average life of underlying loans (which may be reduced through foreclosure or prepayment), the value of escrow balances, delinquency and foreclosure experience, servicing costs, servicing termination rights of permanent investors, and any recourse provisions. During the nine months ended September 30, 1995 and the years ended December 31, 1994, 1993 and 1992, FFCC sold servicing rights on $209 million, $202 million, $198.7 million and $53.4 million, respectively, of mortgage loans. While the Company's general strategy is to retain the servicing rights related to the mortgage loans it originates and purchases, FFCC may from time to time sell additional portions of its servicing portfolio when market conditions are favorable.

     The market value of, and earnings from, the Company's mortgage loan servicing portfolio may be adversely affected if mortgage interest rates decline and mortgage loan prepayments increase. In a period of declining interest rates and accelerated prepayments, income generated from the Company's mortgage loan servicing portfolio may also decline. Conversely, as mortgage interest rates increase, the market value of the Company's mortgage loan servicing portfolio may be positively affected.

     The mortgage loan delinquency rate in Puerto Rico is generally higher than in the mainland United States. At September 30, 1995 and December 31, 1994, 1993 and 1992, 3.48%, 3.01%, 3.11% and 2.94%, respectively, of the number of loans in FFCC's servicing portfolio were 60 or more days past due and, in addition, 1.01%, 1.19%, 1.21% and 1.44%, respectively, were in foreclosure. During the nine months ended September 30, 1995 and the years ended December 31, 1994, 1993 and 1992, the percentage of loans in FFCC's servicing portfolio which were over 60 days past due but not in foreclosure at month end varied from 2.86% to 4.07%, 2.88% to 3.26%, 3.11% to 3.71%, and 2.12% to 4.28%, respectively. For the nine months ended September 30, 1995 and the year ended December 31, 1994, the percentage of the number of serviced loans in foreclosure ranged from 0.97% to 1.20% and from 1.14% to 1.31%, respectively. The percentage of the number of serviced loans in foreclosure during 1993 and 1992 ranged from 1.19% to 3.37% and from 1.06% to 1.77%, respectively.

     HRU, Inc. provides mailing and electronic data processing services for FFCC's mortgage servicing and earns fees from FFCC based on the volume of mortgage loans serviced. Such fees are determined at fair market value and amounted to approximately $640,000, $726,000, $617,000 and $410,000 for the nine months ended September 30, 1995 and the years ended December 31, 1994, 1993 and 1992, respectively. FFCC owns 33% of HRU, Inc.

     Foreclosure Experience. While delinquency rates in Puerto Rico are generally higher than in the mainland United States, these rates are not necessarily indicative of future foreclosure rates or losses on foreclosures. Real estate owned as a result of foreclosures ("REO") related to the Company's Mortgage Banking Business arises primarily through foreclosure on mortgage loans repurchased from investors either because of breach of representations or warranties or pursuant to recourse arrangements. As of September 30, 1995 and December 31, 1994 and 1993, FFCC held REO with a book value of approximately $2.0 million, $2.1 million and $2.9 million, respectively. As of September 30, 1995 and December 31, 1994 and 1993, an additional amount of REO consisting of approximately $74,000 as of each date was rented under a United States government subsidy program. Sales of REO resulted in net losses to FFCC of approximately $144,000 for the nine months ended September 30, 1995, $473,000 for the year ended December 31, 1994, $1.05 million for the year ended December 31, 1993 and $439,150 for the year ended December 31, 1992. There is no liquid secondary market for the sale of the Company's REO.

     With respect to mortgage loans securitized through GNMA programs, the Company is fully insured as to principal by the FHA against foreclosure loss, while the VA guarantee is subject to a limitation which is generally equal to 25% to 50% of the principal amount of the loan, up to a maximum ranging from $22,500 to $50,750, depending upon the amount of the loan. As a result of these programs, foreclosure on these loans had generated no loss of principal as of September 30, 1995. FFCC, however, incurs about $2,200 per loan foreclosed in interest and legal charges during the time between payment by FFCC and FHA or VA reimbursement. For the nine months ended September 30, 1995 and the years ended December 31, 1994, 1993 and 1992 total expenses related to FHA or VA loans foreclosed amounted to $57,000, $464,000, $158,000 and $259,000, respectively. Although FNMA and FHLMC are obligated to reimburse the Company for principal and interest payments advanced by the Company as a servicer (except for recourse servicing), the funding of delinquent payments or the exercise of foreclosure rights involves costs to the Company which may not be recouped. Such nonrecouped expenses have to date been immaterial. Of the total number of loans serviced by the Company at September 30, 1995 and December 31, 1994, 1993 and 1992, 3.48%, 3.01%, 3.11% and 2.94%, respectively, were delinquent and in addition 1.01%, 1.19%, 1.21% and 1.44%, respectively were in foreclosure.

     Any significant adverse economic developments in Puerto Rico, FFCC's primary service area, could result in an increase in defaults or delinquencies on mortgage loans that are serviced by FFCC or held by FFCC pending sale in the secondary mortgage market, thereby reducing the resale value of such mortgage loans.

     Sale of Loans; Issuance of Mortgage-Backed Securities. FFCC customarily sells most of the loans that it originates, except for those originated by Doral Federal which are generally held until maturity, utilizing different sales channels described below. FFCC issues GNMA-guaranteed mortgage-backed securities, which involve the packaging of FHA loans or VA loans into pools of $1 million or more ($2.5 million to $5 million for serial notes) for sale primarily to broker-dealers in Puerto Rico. During the nine months ended September 30, 1995 and the year ended December 31, 1994, FFCC issued approximately $271 million and $596 million, respectively, in GNMA-guaranteed mortgage-backed securities.

     Certain GNMA-guaranteed mortgage-backed securities sold by FFCC are in the form of GNMA serial notes which permit the investor to receive interest monthly and to select among several expected maturity dates of the notes included in an issue, each maturity having a specific yield. GNMA serial notes are sold in pools of $2.5 million to $5 million. Such pools are composed solely of FHA loans or VA loans originated in Puerto Rico. GNMA serial notes are sold to investment banks in packages consisting of notes of different yields and maturities, which range from 1 to 30 years and have an average maturity of 12 years, taking into account historical experience with prepayments of the underlying mortgages. The rates on the serial notes or GNMA pools must be 1/2 of 1% less than the rates on the mortgages comprising the pool. Upon completion of the necessary processing, the GNMA-guaranteed mortgage-backed securities are offered to the public through securities broker-dealers. During nine months ended September 30, 1995 and the year ended December 31, 1994, FFCC issued GNMA serial notes totalling approximately $204 million and $68 million, respectively.

     With respect to loans securitized through GNMA programs, the Company is insured against foreclosure losses by HUD with respect to FHA loans or partially guaranteed against foreclosure loss by the VA (at present, generally 25% to 50% of the loan, up to a maximum amount ranging from $22,500 to $50,750, depending upon the amount of the loan). According to the applicable VA guidelines, the maximum amount of a VA loan originated in Puerto Rico is presently $184,000. According to applicable FHA guidelines, the maximum amount of a FHA loan ranges from $77,197 to $123,500, depending on the municipality where the mortgaged property is located.

     Conforming conventional loans originated or purchased by FFCC are either sold directly to FNMA, FHLMC or private investors for cash or are grouped into pools of $1 million or more in aggregate principal balance and exchanged for FNMA or FHLMC-issued mortgage-backed securities, which FFCC sells to securities broker-dealers. In connection with any such exchanges, the Company pays guarantee fees to FNMA and FHLMC. The issuance of mortgage-backed securities provides FFCC with flexibility in selling the mortgages which it originates or purchases and also provides income by increasing the value and marketability of the loans.

     Mortgage loans that do not conform to GNMA, FNMA or FHLMC requirements (so-called non-conforming loans) are sold to financial institutions or other private investors or are securitized into "private label" mortgage-backed securities through grantor trusts or other mortgage conduits and sold through broker-dealers. Each issue of mortgage-backed securities normally consists of several classes of senior, subordinate and residual certificates. The residual certificates evidence a right to receive payments on the mortgage loans after payment of all required amounts on the senior and subordinate certificates then due. Some form of credit enhancement, such as an insurance policy, letter of credit or subordination, will generally be used to increase the credit rating of the senior certificates and thereby improve their marketability. During the nine months ended September 30, 1995 and the year ended December 31, 1994, the Company completed sales of approximately $42 million and $101 million, respectively, aggregate principal amount of mortgage-backed securities in securitization transactions, of which $40 million and $96 million, respectively, consisted of senior certificates insured by Financial Security Assurance, Inc. ("FSA"). Subject to market conditions, the Company contemplates entering into similar securitization transactions in the future. As part of its arrangement with FSA, the Company has agreed to retain and pledge to FSA the residual certificates issued by the respective trusts. The Company also generally retains the subordinate certificates issued in such transactions. As of September 30, 1995 and December 31, 1994, the Company held approximately $9.8 million and $11.1 million, respectively, in subordinate certificates and $8.8 million and $9.4 million, respectively, in residual certificates issued in securitization transactions involving the Company. Currently a liquid secondary market for subordinate or residual certificates does not exist in Puerto Rico. The value of residual certificates is subject to substantial fluctuations as a result of changes in prevailing interest rates. In October 1995, the Company entered into a one-year credit facility with a local financial institution to finance its portfolio of subordinate certificates. The financing is in the amount of approximately $9.9 million and bears interest at 8.5%. Certain of these certificates were previously being financed under an agreement with a shareholder and the former Chairman of the Board and Chief Executive Officer of the Company.

     While the Company's exchanges of mortgage loans into agency securities and sales of mortgage loans are generally made on a non-recourse basis, the Company also engages in the sale or exchange of mortgage loans on a recourse basis. In the past, recourse sales often involved sale of non-conforming loans to local financial institutions. Recourse sales have decreased in recent years, in part due the securitization of non-conforming loans into private label mortgage-backed securities and increased sales channels that allow the Company to sell non-conforming loans to investors on a non-recourse basis. The Company estimates the fair value of the retained recourse obligation at the time mortgage loans are sold. Normally, the fair value of any retained recourse is immaterial because the Company is able to resell repurchased loans for at least their carrying costs. Accordingly, as of September 30, 1995, the Company did not deem it necessary to establish reserves for possible losses related to recourse obligations. At September 30, 1995 and December 31, 1994, the Company had loans in its servicing portfolio with provisions for recourse in the principal amount of approximately $90 million and $112 million, respectively, as compared to $164 million as of December 31, 1993 and $244 million as of December 31, 1992. Of these recourse loans, approximately $16 million and $18 million, respectively, in principal amount consisted of loans sold to FNMA into securities of such agencies, and approximately $74 million and $94 million principal amount, respectively, consisted of non-conforming loans sold to other private investors. At September 30, 1995 existing commitments to sell loans to FHLMC and FNMA aggregated $10 million, and were on a non-recourse basis.

     In addition to the sale of the "private label" mortgage-backed securities referred to above, the Company has, from time to time, sold mortgage-backed securities in bulk to local broker-dealers or financial institutions. These mortgage-backed securities are normally converted into collateralized mortgage obligations by the purchasers and sold in the local Puerto Rico market.

     From time to time, the Company may sell mortgage-backed securities subject to put arrangements. Pursuant to these arrangements, the Company grants the purchaser of the mortgage-backed securities a put option that grants the buyer the right to sell and obligates the Company to buy, the securities at a future date at a negotiated price. Sales of securities with puts are accounted for as sales or borrowings based on an assessment of the probability that the put option will be exercised. If on the transaction date, the Company determines that it is probable that the put option will not be exercised the transaction is accounted for as a sale. Conversely, if it is determined that it is probable that the put option will be exercised the transaction will be accounted for as a secured borrowing. As of September 30, 1995, the Company had outstanding $136.5 million in mortgage-backed securities sold subject to put arrangements. The put arrangements on approximately $100.6 million of such mortgage-backed securities expire by December 31, 1995.

     Market Interest Rates and Net Interest Income. A greater proportion of the Company's net income has generally been composed of net interest income than is typical of mortgage banking institutions in the mainland United States. This is primarily due to the fact that the Company traditionally has held mortgage loans and mortgage-backed securities, particularly GNMA certificates, for longer periods prior to sale than mortgage banking institutions generally do. For the nine months ended September 30, 1995 and the year ended December 31, 1993, the Company held mortgage loans (including mortgage-backed securities) prior to sale for an average period of 348 and 212 days, respectively, as compared to 98 days for the year ended December 31, 1993. The increase in the number of days mortgage loans and mortgage-backed securities were held prior to sale for the first nine months of 1995 was primarily due to the decision of the Company to maximize net interest income produced by tax exempt FHA and VA mortgages and GNMA securities. The decrease in the average period mortgage loans were held prior to sale during the year ended December 31, 1993 as compared to the prior year was primarily due to favorable market conditions that allowed the Company to increase its sale of mortgage-backed securities, the continued pooling and selling of non-conforming loans as mortgage-backed securities and a shift in emphasis from origination of FHA and VA loans to FHLMC and FNMA conforming loans which the Company normally sells within 60 days of origination.

     The relative emphasis on the origination of FHLMC and FNMA conforming loans versus FHA and VA loans is dependent on market conditions, the relative pricing and return on origination of the different types of mortgage loans and the maximum loans amounts for the various types of loans. Mortgage loans and mortgage-backed securities have been held for longer periods by the Company primarily for two reasons. The first relates to Puerto Rico regulatory requirements and the operation of the GNMA serial note program in Puerto Rico. In order to be able to fund the origination of mortgage loans with tax-advantaged 936 Funds (see "Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment" below), mortgages qualifying for favorable tax treatment must be segregated and separately funded from non-qualifying mortgages. This requirement, together with the fact that the GNMA serial note pools consist of a minimum of $2.5 million principal amount of mortgage loans as compared to $1 million for other GNMA programs, obligates the Company to hold mortgage loans and mortgage-backed securities for longer periods prior to sale in order to assemble such pools. In addition to the foregoing regulatory constraints, the Company has made a strategic decision to hold GNMA certificates for longer periods to take advantage of attractive interest rate spreads and thereby maximize the Company's net interest income and tax exempt income. Interest rate spreads on certain mortgage loans and mortgage-backed securities in Puerto Rico have traditionally been high due to the ability of mortgage banking institutions to finance their inventory of mortgage loans and mortgage-backed securities with lower-cost tax advantaged funds. As a result, such spreads have allowed the Company to maximize its net interest income. See "Interest Rate Management."

     Changes in prevailing market interest rates between the time FFCC funds a mortgage loan and the time the mortgage loan or mortgage-backed security is sold to permanent investors could reduce FFCC's net interest income on mortgage loans held prior to sale and gains from the sale of loans, thereby reducing FFCC's net income. FFCC attempts to manage these risks by securing commitments for future delivery or engaging in managed hedging transactions such as those described under "Interest Rate Management."

     Interest Rate Management. The Company's Mortgage Banking Business is subject to the risk that future changes in interest rates may adversely affect the value of the Company's portfolio of mortgage loans and mortgage-backed securities. Interest rate fluctuations may also adversely affect net interest income. FFCC attempts to minimize these risks through the use of forward commitments and other hedging techniques.

     The Company does not generally hedge conventional loans in the pipeline or in the process of origination because it does not generally lock in or guarantee the customer a specific interest rate on such loans through the closing date but rather offers customers an interest rate that will be based on a prevailing rate that adjusts weekly. In the case of FNMA and FHLMC conforming loans and FNMA and FHLMC mortgage-backed securities, the Company seeks to obtain commitments for the purchase of such loans or mortgage-backed securities following the funding of such loans. These loans are normally sold to institutional investors or at the FNMA and FHLMC cash windows. To the extent the Company does engage in offerings of its mortgage products that lock in or guarantee the interest rate until the closing date, the Company attempts to obtain forward commitments at the time it fixes the rates for the loans. At September 30, 1995, the amount of forward commitments was $35 million.

     In the case of GNMA securities, the Company normally holds such securities for longer periods prior to sale in order to maximize its net interest income and to take advantage of the tax exempt status of the interest on such securities under Puerto Rico law. The Company has in place long-term reverse repurchase agreements secured by GNMA certificates with a principal amount of approximately $37 million as of September 30, 1995. The Company does not obtain forward commitments for such GNMA certificates because they are financed pursuant to long-term repurchase agreements. The Company has the right to substitute GNMA certificates subject to the repurchase agreements with similar GNMA certificates at any time. Prices for GNMA certificates in Puerto Rico tend to be more stable than on the mainland U.S. because of the tax exempt status of interest paid on these securities under Puerto Rico law. This relative stability of prices for Puerto Rico GNMA securities allows the Company to implement a less aggressive hedging strategy to attempt to protect the value of these assets than what might otherwise be required.

     In the case of nonconforming conventional loans and GNMA mortgage-backed securities not subject to long-term repurchase agreements, the Company seeks to protect itself from interest rate risk by purchasing listed options on treasury bond futures contracts and other interest rate sensitive instruments. Contracts designated as trading hedges are marked-to-market on a monthly basis with the resulting gains and losses charged to operations. Changes in the market value of futures contracts that qualify as hedges of existing assets and liabilities are recognized as an adjustment to the value of the asset or liability being hedged. The level of investment in such options is increased or decreased in relation to interest rates changes and other market factors.

     The operations of the Company are also subject to interest rate risk because its interest-earning assets and interest-bearing liabilities reprice at different times and varying amounts. FFCC's loans held for sale and mortgage-backed securities held for trading inventories are fixed rate interest-earning assets that are not subject to repricing (except for replacement of assets through repayments and new originations) while the short-term borrowings used to finance these positions normally reprice on a quarterly basis. To protect against major fluctuations in short-term interest rates, the Company purchases listed put options on financial instruments, including Eurodollars contracts. This policy attempts to ensure a relatively stable short-term cost of funds.

     In the future, FFCC may utilize alternative hedging techniques, including futures, options or other, synthetically-created hedge vehicles, to help mitigate interest rate and market risk. However, there can be no assurance that any of the above hedging techniques will be successful. To the extent they are not successful, the Company's profitability may be adversely affected. For the nine months ended September 30, 1995, the Company experienced hedging losses of $2.8 million, while for the year ended December 31, 1994, the Company experienced hedging gains of $2.2 million. During the years ended December 31, 1993 and 1992, FFCC experienced losses of approximately $1,367,000 and $1,376,000, respectively, from its hedging activities. Losses on hedging activities are generally indicative of higher gains on mortgage loans and mortgage-backed securities.

     Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment. In general, the Puerto Rico market for mortgage-backed securities is an extension of the United States market with respect to pricing, rating of the investment instruments, and other matters. However, United States and Puerto Rico tax laws provide an economic incentive for Puerto Rico residents and Section 936 Corporations (defined below) to invest in certain mortgage loans and mortgage-backed securities originated in Puerto Rico, including FHA and

VA loans and GNMA certificates, thereby tending to increase the secondary market demand for, and the resale value of, such mortgage loans and mortgage-backed securities. These tax advantages also favorably affect FFCC's net interest income by helping create a pool of lower-cost funds that FFCC can access through financial intermediaries such as banks and broker-dealers and use to fund mortgage loans and mortgage-backed securities pending sale.

     Under various Puerto Rico industrial incentives acts (the "Incentives Acts"), certain investment income earned by qualified manufacturing entities or service enterprises ("Exempt Companies") is exempt from Puerto Rico income tax. The Industrial Incentive Acts also encourage investment in Puerto Rico by allowing Exempt Companies to reduce the otherwise applicable 10% tax (the "Tollgate Tax") on distributions to shareholders by investing their exempt industrial development income ("IDI") in Puerto Rico for fixed periods of time, generally from five years to ten years. Investment income that qualifies for this exemption includes interest on certain mortgage loans and interest on funds of Exempt Companies ("936 Funds") placed with eligible institutions in Puerto Rico (primarily savings and loan associations, commercial banks and registered broker-dealers), provided such funds are invested in certain "eligible activities" in accordance with regulations promulgated by the Commissioner, including certain mortgage loans and mortgage-backed securities.

     Most Exempt Companies are United States corporations which operate in Puerto Rico under Section 936. Corporations that meet certain requirements and elect the benefits of Section 936 ("Section 936 Corporations") are entitled to credit against their United States corporate income tax a portion of such tax attributable to (i) income derived from the active conduct of a trade or business within Puerto Rico or from the sale or exchange of substantially all assets used in the active conduct of such trade or business ("Active Business Income") and (ii) qualified possession source investment income ("QPSII"). Interest derived from Puerto Rico mortgage loans and mortgage-backed securities consisting of Puerto Rico mortgage loans generally qualifies as QPSII.

     The Omnibus Budget Reconciliation Act of 1993 amended various provisions of
Section 936. The amendments (the "OBRA Amendments"), which are generally effective for taxable years beginning after December 31, 1993, permit a taxpayer to compute the tax credit available under Section 936 (the "936 Credit") as under prior law but limit the amount of credit allowed with respect to Active Business Income under one of two alternatives to be selected at the option of the taxpayer. Under the first alternative, the limit is equal to a fixed percentage of the amount of tax credit allowable under prior law (the "Fixed Percentage Method"). This fixed percentage commenced at 60% for taxable years beginning in 1994 and is reduced by 5% per year until 1998. For taxable years beginning in 1998, such percentage would be 40%. Under the second alternative (the "Economic Activity Method"), which is based on the amount of economic activity conducted by the taxpayer in Puerto Rico, the credit may not exceed the sum of the following three components: (i) 60% of the qualified possession wages and the allocable fringe benefits paid by the taxpayer, (ii) applicable percentages of certain depreciation deductions claimed for regular tax purposes by the taxpayer with respect to qualified tangible property and (iii) a portion of the possession income taxes paid by the taxpayer except where the taxpayer uses the profit-split method for determining its income. The OBRA Amendments did not limit the 100% credit available under Section 936 for QPSII, including income received from investment in certain Puerto Rico mortgage loans and mortgage-backed securities.

     The budget bills passed in October 1995 by the House of Representatives and the Senate provide for the repeal of Section 936. The House bill, approved on October 26, 1995 (the "House Bill"), would generally repeal Section 936 for taxable years beginning after December 31, 1995. However, corporations that qualified for and elected the 936 Credit available for a base year would continue to be eligible to claim the 936 Credit for an additional ten years under a special grandfather rule. A corporation that adds a substantial new line of business after September 13, 1995, would cease to be eligible to claim the 936 Credit under this grandfather rule, beginning with the taxable year in which such new line of business is added.

     Under the House Bill, the amount of income that would be eligible for the 936 Credit during the grandfather period would be subject to a cap equal to the corporation's average possession income from the base period years, adjusted for inflation. A taxpayer's possession income would equal the sum of its Active Business Income and QPSII. The average possession income would generally be based on the average income of the taxpayer's five most recent years ending before September 13, 1995, determined by disregarding the taxable years in which inflation adjusted possession incomes were highest and lowest. If a taxpayer's possession income in a year during the grandfather period exceeds the cap, then such possession income for purposes of the 936 Credit would be an amount equal to the cap. A taxpayer's 936 Credit would also remain subject to further limitations imposed by the OBRA Amendments.

     The Senate bill, passed on October 28, 1995 (the "Senate Bill"), provides for the repeal of Section 936 in six years, i.e., after the year 2001. Under the Senate Bill passed on October 28, 1995, the 936 Credit determined under the Fixed Percentage Method would be reduced by 10% every year after 1998 and repealed after year 2001. No limitations on the volume of income nor the manufacturing of new products is imposed as under the House Bill. Corporations not currently covered by Section 936 could elect to be covered thereunder until year 2001. The Senate Bill does not change the 936 Credit determined under the Economic Activity Method for the next six years. The Senate Bill repeals the 936 Credit for QPSII attributable to investments made after October 13, 1995. Under a grandfather rule, however, the 936 Credit is available until year 2001 for QPSII attributable to investments made before October 14, 1995.

     The two bills have been referred to a Congressional conference committee for resolution of any differences and the bill as finally approved by both houses of Congress will be presented to the President for his signature or veto.

     The Government of Puerto Rico has proposed an alternative (the "Puerto Rico Government Proposal") to the House and Senate Bills. The Puerto Rico Government Proposal basically adopts the ten year grandfather period for the existing 936 Credit. In addition, however, it provides for the creation of a new tax credit for qualifying corporations that invest in "economically distressed jurisdictions." This new credit would not be subject to a ten-year phase-out.

     An "economically distressed jurisdiction" would be defined to include any state or territory of the United States, including Puerto Rico, that meets certain economic criteria and that is designated as such by the Secretary of the Treasury of the United States. The economic criteria indicating economic distress, based on each of the five years preceding the date of determination, would be: (i) an unemployment rate that is more than twice the national average,
(ii) per capita income of less than one-half the national average and (iii) a poverty rate of 50% or more. The applicable credit would be similar to the 936 Credit determined under the Economic Activity Method introduced by the OBRA Amendments.

     The repeal of Section 936 as contemplated by the House Bill, the Senate Bill or under similar legislation could have an adverse effect on the general economic condition of Puerto Rico by reducing incentives for investment in Puerto Rico. Any such adverse effect on the general economy of Puerto Rico could lead to an increase in mortgage delinquencies and a reduction in the level of residential construction and demand for mortgage loans. The elimination of
Section 936 could also lead to a decrease in the amount of 936 Funds invested in Puerto Rico financial assets by 936 Corporations to the extent that the level of operations and production in Puerto Rico by such 936 Corporations is decreased over time and therefore increase funding costs and decrease liquidity in the Puerto Rico financial market. The magnitude of the impact of any such changes on the Company's profitability or financial condition cannot be determined at this time. The Company has taken steps to attempt to reduce the impact of any such adverse changes by diversifying its sources of funding and identifying additional investors for its mortgage products. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION -- Liquidity and Capital Resources." During recent periods, the disparity between the cost of 936 Funds and other sources of funding such as the Euro-dollar market have decreased, thereby reducing the adverse effect that the loss of such funding could have on the profitability of the Company.

     In addition to the foregoing incentives, interest derived from FHA loans or VA loans secured by real property in Puerto Rico originated after June 30, 1983, and, under certain circumstances, on or before February 15, 1973, and from GNMA certificates consisting of such mortgages, is exempt from Puerto Rico income tax. FHA and VA mortgage loans are also exempt from Puerto Rico gift and estate taxes. Individuals who are bona fide residents of Puerto Rico are also not subject to United States federal income tax on income from Puerto Rico sources, including interest income derived from mortgage loans originated in Puerto Rico whose mortgagors are residents of Puerto Rico. The exemption for interest earned on FHA loans, VA loans and GNMA certificates tends to increase the demand for these products and the price the Company may obtain upon their sale. On October 18, 1995, the Puerto Rico Finance Board announced that it had completed its review of the tax exempt treatment of interest on FHA and VA loans and would not recommend any change in the current treatment.

     Any change in Puerto Rico's political status could result in the elimination or modification of these tax benefits described above. See "THE COMMONWEALTH OF PUERTO RICO -- Relationship of Puerto Rico with the United States."

OTHER LENDING AND INVESTMENT ACTIVITIES

     Loans Held for Investment and Real Estate Owned. The Company, through Doral Federal, originates for investment mortgage loans secured by residential real estate, including personal loans up to $40,000 secured by first or second mortgages. To a lesser extent, Doral Federal also originates development and construction loans and loans secured by commercial real estate. Prior to being acquired by the Company in September 1993, Doral Federal also engaged in unsecured consumer and commercial lending and finance leases. At September 30, 1995, December 31, 1994 and 1993, loans held for investment which were originated as part of the Company's other lending activities through Doral Federal, net of unearned income, totalled $63.2 million, $34.9 million and $9.6 million, respectively, and 81%, 85% and 67%, respectively, of such loans were secured by mortgages on owner-occupied single-family residences. While Doral Federal has nationwide lending authority as a federal savings association, substantially all of its loans are secured by real property located in Puerto Rico. At September 30, 1995 and December 31, 1994, 99.5% and 94%, respectively, of the mortgage loans held for investment by Doral Federal were secured by property located in Puerto Rico. At September 30, 1995, the largest loan held for investment by Doral Federal was $645,000 and the maximum aggregate amount of loans that Doral Federal could make to a single borrower under OTS regulations was $1.2 million. The Company anticipates continued growth in Doral Federal's portfolio of loans held for investment.

     In connection with FFCC's acquisition of Doral Federal, Doral Federal entered into a Master Loan Production Agreement with the Company whereby the Company agreed to help the thrift meet its stated production goals by, among other things, (1) advertising, promoting and marketing to the general public,
(2) interviewing prospective borrowers and initial processing of loan applications, consistent with Doral Federal's underwriting guidelines, and (3) providing personnel and facilities with respect to the execution of loan agreements. The terms of the Master Loan Production Agreement are believed to be at least as favorable to Doral Federal as those prevailing for comparable transactions with or involving other non-affiliated companies. In the future, Doral Federal may determine to engage in direct mortgage loan originations through its branch network.

     For mortgage loans originated prior to November 1, 1995, Doral Federal had in effect a Master Purchase, Servicing and Collection Agreement (the "Master Purchase Agreement") with the Company providing for the sale by Doral Federal to the Company of the servicing rights to all first and second mortgage loans secured by residential properties, all loans secured by commercial real estate, all commercial business loans, consumer and any other loans secured by mortgages which presently are, or will become, part of Doral Federal's loan portfolio (the "Loans"). The Master Purchase Agreement further provides that the Company, exclusively, will service the Loans according to a fee schedule contained in the Master Purchase Agreement. The fee schedule provides that the purchase price of the servicing rights with respect to the Loans is a percentage of the outstanding principal amount of such Loans. The terms of the Master Purchase Agreement are believed to be at least as favorable to Doral Federal as those prevailing for comparable transactions with or involving other non-affiliated companies.

     For Loans originated after November 1, 1995, the Master Purchase Agreement is being replaced with a Master Servicing and Collection Agreement (the "Master Servicing Agreement") whereby Doral Federal will contractually agree to service all Loans originated after the date of the Master Servicing Agreement, but will not purchase the intangible right to service such Loans. The Company will be entitled to receive a servicing fee equal to 25 basis points of the outstanding principal amount of the Loans being serviced. Doral Federal would retain the right to terminate the Company's servicing rights without cause upon notice to the Company.

     The following table set forth certain information regarding the Company's loans held for investment as part of its other lending activities through Doral Federal as of the dates indicated:

                                SEPTEMBER 30,   PERCENT    DECEMBER 31,   PERCENT    DECEMBER 31,   PERCENT
                                    1995        OF TOTAL       1994       OF TOTAL       1993       OF TOTAL
                                -------------   --------   ------------   --------   ------------   --------
                                                           (DOLLARS IN THOUSANDS)
    Construction loans........     $ 2,777           4%      $  1,061          3%       $  179           2%
    Residential mortgage
      loans...................      45,571          70         23,293         66         6,439          65
    Commercial real estate....       5,260           8          2,044          6           576           6
    Consumer -- Secured by
      mortgage................       7,102          11          6,283         18            --          --
    Consumer -- other.........         397         (1.          1,009          3         1,442          15
    Other(2):.................       2,661           6          1,560          4         1,278          13
                                -------------      ---     ------------      ---     ------------      ---
      Gross loans(3)..........     $63,768         100%      $ 35,250        100%       $9,915         100%
                                -------------              ------------              ------------
    Less:
      Unearned interest and
         deferred loan fees...        (381)                       (13)                    (119)
      Reserve for loan
         losses...............        (216)                      (428)                    (234)
                                -------------              ------------              ------------
                                      (597)                      (441)                    (353)
                                -------------              ------------              ------------
      Loans receivable,
         Net(4)...............     $63,171                   $ 34,809                   $9,561
                                ==========                 ==========                ==========

---------------

(1) Less than one percent.
(2) Includes commercial loans, loans on savings deposits, leases and loan secured with land.
(3) Sum of the columns may not add up to the totals due to rounding.
(4) Net of deferred loan fees resulting from the sale of servicing rights to affiliates which are eliminated in the preparation of the Company's Consolidated Financial Statements.

     Doral Federal originates adjustable and fixed interest rate loans. However, given traditional consumer preferences in Puerto Rico for fixed rate mortgage loans, Doral Federal's principal product, the Company does not anticipate significant growth in adjustable rate mortgages. As of September 30, 1995 and December 31, 1994, approximately 7% and 9%, respectively, of Doral Federal's loans held for investment were adjustable rate loans. The adjustable rate loans have interest rate adjustment limitations and are generally tied to the prime rate. Future market factors may affect the correlation of the interest rate adjustment with the rate Doral Federal pays on the short-term deposits that have primarily funded these loans.

     The following information indicates as of September 30, 1995, with respect to the Company's loans held for investment through Doral Federal, the time periods during which fixed rates loans mature and adjustable rate loans reprice:

                 FIXED RATE LOANS                           ADJUSTABLE RATE LOANS
    ------------------------------------------    -----------------------------------------
                                        BOOK            TERM OF DATE OF               BOOK
         TERM TO MATURITY               VALUE           RATE ADJUSTMENT              VALUE
    ---------------------------        -------    ---------------------------        ------
                                    (DOLLARS IN THOUSANDS)
         1 month - 1 year              $ 1,415         1 month - 1 year              $4,093
         1 year - 3 years                1,445          Non-performing                  565
                                                                                     ------
         3 years - 5 years               4,985                                       $4,658
                                                                                     ======
        5 years - 10 years              11,243
        10 years - 20 years             19,796
           Over 20 years                19,566
          Non-performing                   660
                                       -------
                                       $59,110
                                       =======

     Nonperforming Assets and Allowance for Loans Losses. Nonperforming assets ("NPAs") consist of loans on a non-accrual basis and other REO. Doral Federal's policy is to place all loans 90 days or more past due on non-accrual basis, at which point all unpaid interest previously accrued is deducted from income. Interest income is recognized when the borrower makes a payment, and the loan will return to an accrual basis when it is no longer 90 or more days delinquent and collectability is reasonably assured. Mortgage loans held for sale as part of the Company's Mortgage Banking Business are normally only placed on a non-accrual basis upon commencement of foreclosure proceedings (which normally occurs within six to eight months following default). For the nine months ended September 30, 1995 and the years ended December 31, 1994 and 1993, the Company would have recognized $202,000, $287,000 and $51,000, respectively, in additional interest income had all delinquent loans owned by the Company been accounted for an accrual basis. See "BUSINESS OF THE COMPANY."

     The following table sets forth information with respect to the Company's non-accrual loans, REO and other nonperforming assets as of September 30, 1995 and December 31, 1994 and 1993.

                                                                               DECEMBER 31,
                                                             SEPTEMBER 30,   -----------------
                                                                 1995         1994       1993
                                                             -------------   ------     ------
                                                                  (DOLLARS IN THOUSANDS)
    Mortgage Banking Business(1):
      Non-accrual loans....................................     $ 1,250      $4,260(2)  $1,091
      Other real estate owned..............................       2,044       2,029      2,827
      Other nonperforming assets(3)........................         448         448        402
    Other Lending Activities(4):
      Non-accrual loans....................................       1,196         459        499
      Other real estate owned..............................          --          87        101
      Total NPAs as a percentage of loans receivable, net
         and other real estate owned.......................         1.9%        1.6%       6.1%
      Ratio of allowance for loan receivables to
         nonperforming loans...............................       18.06%      93.25%     46.90%

---------------

(1) Includes mortgage loans held for sale and real estate owned related to the Company's Mortgage Banking Business. Consists primarily of construction and commercial loans.
(2) Of the amount shown, a non-affiliated government institution was required to buy $2.9 million at par on a non-recourse basis.
(3) This amount refers to a mortgage loan to a real estate partnership to which the Company previously sold REO. This loan is included in "Mortgage-backed securities and investments held to maturity" in the Company's financial statements.
(4) Includes mortgage loans and REO of Doral Federal.

     The Mortgage Banking Business' other REO arises primarily through foreclosure on mortgage loans repurchased from investors, either because of breach of representations or warranties or pursuant to recourse arrangements. The Company believes that the value of the REO reflected on its financial statements represents a reasonable estimate of the properties' fair value, net of cost of sales. During the past five years, the impact of loans repurchased as the result of breach of representations or warranties or recourse arrangements has not been material.

     The percentage of the allowance for loan losses to nonperforming loans held for investment will not remain constant due to the nature of Doral Federal's portfolio of mortgage loans, which are primarily collateralized by real estate. The collateral for each nonperforming mortgage loan is analyzed by Doral Federal to determine potential loss exposure. This loss exposure in conjunction with other factors, contributes to the overall assessment of the adequacy of the allowance for loan losses. On an on-going basis, management monitors the loan portfolio and evaluates the adequacy of the allowance for loan losses, by considering such factors as historical loan loss experience, known problem loans, evaluations made by bank regulatory authorities, assessment of economic conditions and other appropriate data to identify the risks in the loan portfolio. Loans deemed by management to be uncollectible are charged to the allowance for loan losses. Recoveries on loans previously charged off are credited to the allowance. Provisions for loan losses are charged to expense and credited to the allowance in amounts deemed appropriate by management based upon its evaluation of the known and inherent risks in the loan portfolio. While management believes that the current allowance for loan losses is sufficient, future additions to the allowance may be necessary. The following table summarizes certain information regarding the Company's allowance for loan losses related to loans held for investment by Doral Federal and losses on other real estate owned for both Doral Federal and the Mortgage Banking Business for the periods indicated.

                                                         NINE MONTHS
                                                            ENDED       YEAR ENDED DECEMBER
                                                        SEPTEMBER 30,           31,
                                                        -------------   --------------------
                                                        1995    1994    1994    1993    1992
                                                        -----   -----   -----   -----   ----
                                                               (DOLLARS IN THOUSANDS)
    REAL ESTATE HELD FOR SALE:
    Balance at beginning of period....................  $ 356   $ 525   $ 525   $ 400   $ --
    Provision for losses..............................     --      --      --     100    400
    Losses charged to the allowance...................     --    (169)   (169)     --     --
    Other.............................................     --      --      --      25     --
                                                        -----   -----   -----   -----   ----
    Balance at end of period..........................  $ 356   $ 356   $ 356   $ 525   $400
                                                        =====   =====   =====   =====   ====
    RESERVE FOR LOAN RECEIVABLES(1):
    Balance at beginning of period....................  $ 428   $ 234   $ 234   $ 516
    Provision for loan losses.........................     85     128     168      23
    Recoveries........................................      5      26      26      --
    Losses charged to the allowance...................   (302)     --      --    (305)
                                                        -----   -----   -----   -----
    Balance at end of period..........................  $ 216   $ 388   $ 428   $ 234
                                                        =====   =====   =====   =====

---------------

(1) Relates to loans held for investment by Doral Federal, which the Company acquired in September 1993.

     Other Investments. As of September 30, 1995, the Company held approximately $75.3 million of mortgage-backed securities and other investments which are classified as held to maturity because the Company has the intent to hold these securities until maturity. Of this amount, approximately $33 million were held by Doral Federal. The $42.3 million in mortgage-backed securities held as part of the Company's Mortgage Banking Business consist of tax exempt GNMA-backed CMO certificates. The holding of these securities until maturity is consistent with the Company's strategy to maximize tax exempt interest income. The Company does not believe that the holding of these securities will have an adverse effect on the liquidity of the Company because it believes that it will be able to obtain continuous financing for these securities under its existing credit facilities or pursuant to deposits, in the case of Doral Federal.

     The following table provides certain information regarding the composition of the Company's mortgage-backed securities and other investments held to maturity as of the dates indicated below.

                                                                        DECEMBER 31,
                                                        --------------------------------------------
                                  SEPTEMBER 30, 1995             1994                   1993
                                  -------------------   ----------------------   -------------------
                                  AMORTIZED    FAIR     AMORTIZED       FAIR     AMORTIZED    FAIR
                                    COST       VALUE      COST          VALUE      COST       VALUE
                                  ---------   -------   ---------      -------   ---------   -------
                                                        (DOLLARS IN THOUSANDS)
    MORTGAGE-BACKED SECURITIES:
      CMO certificates of non-
         affiliated issuers.....   $41,826    $41,906    $42,052(1)    $42,175    $    --    $    --
      GNMA......................    13,781     14,045
      FHLMC.....................     4,450      4,392      4,600         4,470      2,959      2,914
      FNMA......................     7,230      7,230      7,748         7,310      3,169      3,160
    DEBT SECURITIES:
      Federal Home Loan Bank
         Notes..................     4,998      4,978      9,972         9,712         --         --
      U.S. Treasury Notes.......     1,994      1,998      1,984         1,949         --         --

                                                                        DECEMBER 31,
                                                        --------------------------------------------
                                  SEPTEMBER 30, 1995             1994                   1993
                                  -------------------   ----------------------   -------------------
                                  AMORTIZED    FAIR     AMORTIZED       FAIR     AMORTIZED    FAIR
                                    COST       VALUE      COST          VALUE      COST       VALUE
                                  ---------   -------   ---------      -------   ---------   -------
                                                        (DOLLARS IN THOUSANDS)
    OTHER INVESTMENTS:
      FHLB stock at cost........       520        520        715           715         --         --
      Mortgage notes
         receivables............       448        448        448           448        402        402
                                  ---------   -------   ---------      -------   ---------   -------
              Total.............   $75,247    $75,517    $67,519       $66,779    $ 6,530    $ 6,476
                                   =======    =======    =======       =======    =======    =======

---------------

(1) Includes approximately $4.9 million of interest only certificates.

     The following table provides information on the contractual or expected maturities (in the case of mortgage-backed securities) of the Company's mortgage-backed securities and investments held to maturity as of September 30, 1995:

                                                                       MORTGAGE-
                                                                        BACKED            DEBT
                                                                      SECURITIES       SECURITIES
                                                                   -----------------   ----------
                                                                       (DOLLARS IN THOUSANDS)
    Less than 1 year.............................................       $   968          $6,992
    After 1 year through 5 years.................................        24,447              --
    After 5 years through 10 years...............................        12,483              --
    After 10 years...............................................        30,357              --
                                                                   -----------------   ----------
              Total..............................................       $68,255          $6,992
                                                                   =============        =======

     The aggregate gross unrealized holding gains and losses for the Company's mortgage-backed securities and investments held to maturity as of the dates indicated are detailed below:

                                                                              DECEMBER 31,
                                                             -----------------------------------------------
                                      SEPTEMBER 30, 1995              1994                     1993
                                    ----------------------   ----------------------   ----------------------
                                    MORTGAGE-                MORTGAGE-                MORTGAGE-
                                     BACKED        DEBT       BACKED        DEBT       BACKED        DEBT
                                    SECURITIES  SECURITIES   SECURITIES  SECURITIES   SECURITIES  SECURITIES
                                    ---------   ----------   ---------   ----------   ---------   ----------
                                                             (DOLLARS IN THOUSANDS)
    Gross unrealized holding
      gains.......................    $ 344        $  4        $ 397        $ --        $  --        $ --
    Gross unrealized holding
      losses......................       58          20          843         295           54          --

PUERTO RICO INCOME TAXES

     FFCC is subject to Puerto Rico income taxes which range from 22% on taxable income of $25,000 or less, to 42% (reduced to 39% for taxable years commencing after June 30, 1995) on taxable income in excess of $300,000. The net interest income derived by FFCC from FHA loans or VA loans secured by residential properties located in Puerto Rico originated after June 30, 1983 and GNMA securities backed by such loans is excluded from FFCC's gross income in computing its regular income tax. Therefore, such income is tax-exempt to FFCC. However, under the Puerto Rico Income Tax Act of 1954, as amended ("PRITA"), to the extent that FFCC holds obligations on which the interest is not subject to Puerto Rico income tax, including FHA loans or VA loans acquired after December 31, 1987 ("Exempt Obligations"), FFCC's interest expense deduction in computing its regular corporate income tax will be reduced in the same proportion that said Exempt Obligations bear to its total assets. Income tax savings of FFCC attributable to this exemption amounted to $5.4 million, $2.7 million and $2.2 million in 1994, 1993 and 1992, respectively.

     The Company is also subject to an alternative minimum tax of 22% on its alternative minimum tax net income. In computing the Company's alternative minimum tax net income its interest expense deduction will be reduced in the same proportion that its Exempt Obligations (irrespective of the date on which the same were acquired by the Company) bear to its total assets. Therefore, to the extent that the Company holds FHA loans or VA loans and other Exempt Obligations, it may be subject to the payment of the 22% alternative minimum tax.

     Under PRITA, corporations are not permitted to file consolidated returns with their subsidiaries and affiliates. FFCC is entitled to an 85% dividend received deduction under the PRITA on dividends received from Doral Mortgage or any other Puerto Rico corporation subject to tax under PRITA, which, assuming a maximum corporate tax rate of 42%, results in an effective income tax rate on such dividends of 6.3%. No dividends received deduction is available for dividends received from U.S. corporations such as Doral Federal. Effective July 1, 1995, the PRITA also provides for the elimination of the existing 29% withholding tax applicable on interest paid to non-resident corporations and individuals as well as a reduction of the withholding tax applicable to dividends payable to non-resident corporations and individuals from 25% to 10%.

     On October 31, 1994, the Government of Puerto Rico enacted a new comprehensive internal revenue act known as the Puerto Rico Internal Revenue Code of 1994 (the "PRIRC"). While the PRIRC incorporates many of the prior provisions of the PRITA, it also provides for various amendments and changes from prior law. Most changes affecting corporations are effective for taxable years commencing after June 30, 1995. The existing exemption for interest on FHA loans and VA loans and GNMA securities was not affected by the PRIRC.

     Among the most important changes introduced by the PRIRC are (i) a reduction in the maximum marginal statutory corporate tax rate from 42% to 39%,
(ii) the elimination of the deduction for bad debt expense arising from the use of the reserve method for bad debt reserve and the related prorated recapture of the outstanding balance of the reserve existing as of June 30, 1995 over a four year period and (iii) optional use of a new method of accelerated depreciation for capital assets purchased during taxable years beginning after June 30, 1995. On October 19, 1995, the House of Representatives of the Legislature of Puerto Rico approved a bill to amend the PRIRC to provide a 100% dividend received deduction for dividends received by a corporation from certain controlled Puerto Rico corporations. Such bill must be approved by the Senate and the Governor of Puerto Rico before becoming law.

     The Company does not believe that the changes implemented by the PRIRC will have a material adverse affect on the business or financial condition of the Company. In fact, the elimination and reduction of the withholding tax on interest payments and dividends, respectively, should help the Company to obtain funding from sources outside Puerto Rico.

UNITED STATES INCOME TAXES

     FFCC and Doral Mortgage are corporations organized under the laws of Puerto Rico. Accordingly, FFCC and Doral Mortgage are subject generally to United States income tax only on their income, if any, from sources within the United States. Prior to 1992, the Company did not earn any income that was subject to United States income tax. However, in March 1992, Doral Mortgage opened a branch in Florida. Accordingly, Doral Mortgage is subject to both Florida income and franchise taxes and Federal income tax on income effectively connected with the conduct of the trade or business of this branch. The maximum United States corporate income tax rate is presently 35% and the Florida income and franchise tax rate is currently 5.5%. In addition, the United States may impose a branch profits tax of 30% in the event that profits from the Florida branch are repatriated to Puerto Rico. Both the Federal tax as well as the branch profits tax may be claimed as a tax credit in Puerto Rico, subject to certain limitations.

     Doral Federal, as a federal savings association, is also subject to U.S. income taxes. Doral Federal has also elected to qualify for the benefits provided under Section 936 which allows an income tax credit for a portion of the U.S. income taxes attributable to the earnings derived from sources within Puerto Rico. See "Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment" for a description of these benefits and of certain proposals to repeal Section 936.

EMPLOYEES

     At September 30, 1995, FFCC employed 681 persons, of whom 364 were administrative personnel, 81 were loan originators, 92 were involved in processing of loan applications (including quality control auditors), 18 were loan underwriters, and 126 were involved in loan servicing activities. None of FFCC's employees is represented by a labor union and FFCC considers its employee relations to be excellent.

REGULATION -- MORTGAGE BANKING BUSINESS

     The Company's Mortgage Banking Business is subject to the rules and regulations of FHA, VA, FNMA, FHLMC and GNMA with respect to originating, processing, selling and servicing mortgage loans and the issuance and sale of mortgage-backed securities. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts, and with respect to VA loans, fix maximum interest rates. Moreover, lenders such as the Company are required annually to submit to FNMA, FHA, FHLMC, GNMA and VA audited financial statements, and each regulatory entity has its own financial requirements. The Company's affairs are also subject to supervision and examination by FNMA, FHA, FHLMC, GNMA, HUD and VA at all times to assure compliance with the applicable regulations, policies and procedures. Mortgage origination activities are subject to, among others, the Equal Credit Opportunity Act, Federal Truth-in-Lending Act and the Real Estate Settlement Procedures Act and the regulations promulgated thereunder which, among other things, prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs. The Company is also subject to regulation by the Commissioner, with respect to, among other things, licensing requirements and establishment of maximum interest rates. Although the Company believes that it is in compliance in all material respects with applicable Federal and Puerto Rico laws, rules and regulations, there can be no assurance that more restrictive laws or rules will not be adopted in the future, which could make compliance more difficult or expensive, restrict the Company's ability to originate or sell mortgage loans or sell mortgage-backed securities, further limit or restrict the amount of interest and other fees earned from the origination of loans, or otherwise adversely affect the business or prospects of the Company. See "BUSINESS OF THE COMPANY -- General."

     FFCC is licensed by the Commissioner as a mortgage banking institution in Puerto Rico. Such authorization to act as a mortgage banking institution must be renewed as of January 1 of each year. In the past, FFCC has not had any difficulty in renewing its authorization to act as a mortgage banking institution, and management is unaware of any existing practices, conditions or violations which would result in FFCC being unable to receive such authorization in the future. FFCC operations in the State of Florida are subject to supervision by the Florida Department of Banking and Finance.

     Section 5 of the Puerto Rico Mortgage Banking Institutions Law (the "Mortgage Banking Law") requires the prior approval of the Commissioner for the acquisition of control of any mortgage banking institution licensed under the Mortgage Banking Law. For purposes of the Mortgage Banking Law, the term "control" means the power to direct or influence decisively, directly or indirectly, the management or policies of a mortgage banking institution. The Mortgage Banking Law provides that a transaction that results in the holding of less than 10% of the outstanding voting securities of a mortgage banking institution shall not be considered a change of control. Pursuant to Section 5 of the Mortgage Banking Law, upon receipt of notice of a proposed transaction that may result in change of control, the Commissioner is obligated to make such inquiries as he deems necessary to review the transaction. Under the Mortgage Banking Law, the determination of the Commissioner whether or not to authorize a proposed change of control is final and non-appealable.

REGULATION -- SAVINGS AND LOAN OPERATIONS

  The Company

     As a result of the acquisition of Doral Federal in September 1993, FFCC became a savings and loan holding company ("SLHC"), subject to the restrictions and requirements of the Home Owners' Loan Act of 1933, as amended (the "HOLA"). FFCC is registered as an SLHC with the Director (the "Director") of the

Office of Thrift Supervision (the "OTS") and is subject to the various requirements of Sections 10 and 11 of the HOLA and the regulations thereunder, including examination, supervision and reporting requirements. Of particular importance, is the requirement that a subsidiary savings association give the Director at least 30 days' advance notice of the proposed declaration by its directors of dividends on its stock. Any such dividend declared within the 30-day notice period, or declared without giving such notice, is invalid. Payment of cash dividends by a savings association on shares of its capital stock is also subject to the limitations on capital distributions imposed by the OTS. See "Regulation -- Savings and Loan Operations -- Doral
Federal -- Dividends."

     Federal law and OTS regulations place certain limits on the types of activities in which a SLHC and its subsidiaries may engage. However, in general, these activity restrictions do not apply to a holding company that controls only one savings and loan association, provided such association meets the "qualified thrift lender" test, which generally requires an association to have 65% of its portfolio assets in "qualified thrift investments" for nine months out of the immediately preceding 12 months. For Puerto Rico-based institutions, these investments include, among other things, home mortgages, mortgage-backed securities, and personal loans. Under some circumstances (principally not holding sufficient "qualified thrift assets" to meet the "qualified thrift lender test"), a SLHC may be deemed for regulatory purposes to become a bank holding company. In such event, a SLHC would become subject to certain activity restrictions. In addition, savings association subsidiaries would be subject to the activity and branching restrictions applicable to national banks, including the application of the statutes and regulations governing the payment of dividends by a national bank in the same manner and to the same extent as though it were a national bank. Under the National Bank Act, national banks are only permitted to pay dividends out of "net profits" (as defined therein) subject to the requirement that a certain portion of net profits must be carried periodically to the bank's surplus fund until the surplus fund shall equal its common capital. Capital may not be used to pay dividends. Doral Federal currently is in compliance with the "qualified thrift lender" test and expects to continue to comply with this requirement.

     With certain specific exceptions, a SLHC is prohibited from acquiring more than 5% of the "voting shares" of a savings association that is not a subsidiary, or of another SLHC that is not a subsidiary. An association which is a subsidiary of a SLHC is prohibited from or subject to restrictions upon engaging in certain transactions involving its affiliates under the provisions of Sections 23A and 23B of the Federal Reserve Act,which are made applicable, with certain exceptions, to savings associations by Section 11(a) of the HOLA. In general, the term "affiliate" with respect to such subsidiary savings association would include the SLHC, its subsidiaries and companies controlled by it, and would also include a bank subsidiary of a savings association, but not a non-bank subsidiary thereof (unless a contrary determination were made pursuant to Section 23A as to such non-bank subsidiary). As a general rule, a savings association may borrow up to the amount authorized by the laws under which the savings association operates. However, if the savings association fails to meet its regulatory capital requirement, it must notify the Director of its intent to issue securities evidencing such borrowings. Such securities may not be issued if the OTS disapproves.

     Because of the Company's status as an SLHC, owners of the Common Stock are subject to certain restrictions and disclosure obligations under various federal laws, including the Change in Bank Control Act (the "Control Act") and the Savings and Loan Holding Company Act (the "Holding Company Act"). Regulations pursuant to the Control Act and the Holding Company Act generally require prior OTS approval for an acquisition of control of an insured institution (as defined) or holding company thereof by any person (or persons acting in concert). Control is deemed to exist if, among other things, a person (or persons acting in concert) acquires more than 25% of any class of voting stock of an insured institution or holding company thereof. Control is presumed subject to rebuttal if a person (or persons acting in concert) acquires more than 10% of any class of voting stock or 25% of any class of nonvoting stock and is subject to any of the "control factors" set forth in such regulations. The control factors relate, among other matters, to the percentage of such company's debt or equity owned by the person (or persons acting in concert), agreements giving the person (or persons acting in concert) influence over a material aspect of the company's management or policies, and the number of seats on the board of directors of the company held by the person (or persons acting in concert). One of the "control factors" is a holder's status as one of the two largest holders of any class of voting stock. The concept of acting in concert is very broad and also is subject to certain rebuttable presumptions, including among others, that relatives, business partners, management officials, affiliates and others are presumed to be acting in concert with each other and their businesses. This regulatory requirement may have the effect of discouraging takeover attempts against the Company and may limit the ability of persons, other than Company directors duly authorized by the Company's board of directors, to solicit or exercise proxies, or otherwise exercise voting rights, in connection with matters submitted to a vote of the Company's stockholders.

  Doral Federal

     General. Doral Federal is a federal savings association. Accordingly, its investments, borrowing, lending, issuance of securities, establishment of offices and all other aspects of its operation are subject to the jurisdiction of the OTS.

     As a creditor and financial institution, Doral Federal is subject to certain regulations promulgated by the Federal Reserve Board (the "Federal Reserve"), including, without limitations, Regulation B (Equal Credit Opportunity Act), Regulation DD (The Truth in Savings Act), Regulation E (Electronic Funds Transfer Act), Regulation F (Limits on Exposure to Other Banks), Regulation Z (Truth in Lending Act), Regulation CC (Expedited Funds Availability Act), Regulation X (Real Estate Settlement Procedures Act), Regulation BB (Community Reinvestment Act) and Regulations C (Home Mortgage Disclosure Act). As a real property lender and as owner of real property, including REO, pursuant to foreclosure, financial institutions, including Doral Federal, may also be subject to potential liability under various statutes and regulations applicable to property owners generally, including statutes and regulations relating to the environmental condition of real property.

     Capital Requirements. FIRREA established capital standards for savings associations, including three capital requirements: a "leverage limit" or "core capital requirement," a "tangible capital requirement" and a "risk-based capital requirement." FIRREA required the Director to promulgate regulations to proscribe and maintain uniform capital standards for all savings associations. Pursuant to FIRREA, these capital standards must be no less stringent than the capital standards applicable to national banks.

     As of September 30, 1995, Doral Federal complied with each of the then current tangible capital, core capital, and risk-based capital requirements and was also in compliance with the fully phased-in capital requirements. In the event that Doral Federal fails to satisfy any applicable capital requirements, Doral Federal may be subject to sanctions, and its operations may be subject to severe regulatory restrictions and limitations. Set forth below is a description of Doral Federal's actual capital levels relative to its regulatory capital requirements as of September 30, 1995:

                     AMOUNT   RATIO(1)
                     ------   --------
                  (DOLLARS IN THOUSANDS)
TANGIBLE CAPITAL:
Capital position.... $8,102      6.67%
Capital
  requirement....... 1,891       1.50
Tangible capital
  excess............ 6,211       5.17

                     AMOUNT   RATIO(1)
                     ------   --------
CORE CAPITAL:
Capital position.... $8,102      6.67%
Capital
  requirement....... 3,782       3.00
Core capital
  excess............ 4,320       3.67

                     AMOUNT   RATIO(1)
                     ------   --------
RISK-BASED CAPITAL:
Capital position.... $8,313     16.89%
Capital
  requirement....... 3,938       8.00
Risk-based capital
  excess............ 4,375       8.89

---------------

(1) Ratio of capital to total adjusted assets for tangible and core capital and ratio of capital to risk-weighted assets for risk-based capital.

     FDICIA. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") federal banking regulators must take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. The FDICIA and regulations thereunder establish five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution is deemed well capitalized if it maintains a leverage ratio of at least 5%, a risk-based Tier I capital ratio of at least 6% and a risk-based Total capital ratio of at least 10% and is not subject to any written agreement or directive to meet a specific capital level. A depository institution is deemed adequately capitalized if it is not well capitalized but maintains a leverage ratio of at least 4% (or at least 3% if given the highest regulatory rating and not experiencing or anticipating significant growth), a risk-based Tier I capital ratio of at least 4% and a risk-based Total capital ratio of at least 8%. A depository institution is deemed undercapitalized if it fails to meet the standards for adequately capitalized institutions (unless it is deemed significantly or critically undercapitalized). An institution is deemed significantly undercapitalized if it has a leverage ratio of less than 3%, a risk-based Tier I capital ratio of less than 3% or a risk-based Total capital ratio of less than 6%. An institution is deemed critically undercapitalized if it has tangible equity equal to 2% or less of total assets. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives a less than satisfactory examination rating in any one of four categories.

     At September 30, 1995, Doral Federal was well capitalized. An institution's capital category, as determined by applying the prompt corrective action provisions of law, may not constitute an accurate representation of the overall financial condition or prospects of Doral Federal and should be considered in conjunction with other available information regarding the Doral Federal's financial condition and results of operations.

     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

     Deposit Insurance. Doral Federal's deposits are insured to the fullest extent of the law by the Savings Association Insurance Fund ("SAIF"), which is managed by the FDIC. During 1993, the insurance premium for Doral Federal and other SAIF members was a flat rate of 0.23% of deposits. The Federal Deposit Insurance Corporation Improvements Act ("FDICIA") required the FDIC to implement a risk-based assessment system, under which an institution's assessment will be based on the probability that the deposit insurance fund will incur a loss with respect to the institution, the likely amount of any such loss, and the revenue needs of the deposit insurance fund. Under this system, the FDIC established premium rates for SAIF insured institutions and banks insured by the Bank Insurance Fund (the "BIF") within a range from 0.23% to 0.31% based upon their capital ratios and supervisory evaluation. Doral Federal's insurance premium assessment was set at 0.26% effective January 1, 1994.

     On August 8, 1995, the FDIC revised the premium schedule for BIF-insured banks to provide a range of .04% to .31% of deposits (as compared to the former range of .23% to .31% of deposits for both BIF and SAIF insured institutions) in anticipation of the BIF achieving its statutory reserve ratio. The lower premiums for BIF members became effective in the third quarter of 1995. As a result, BIF members generally will pay lower premiums than the SAIF members. It is anticipated that the SAIF will not be adequately recapitalized until 2002, absent a substantial increase in premium rates or the imposition of special assessments or other significant developments, such as a merger of the SAIF and the BIF. As a result of this disparity, SAIF members could be placed at a significant competitive disadvantage to BIF members due to higher costs for deposits insurance.

     Proposed legislation under consideration by Congress provides for a one-time assessment to be imposed on all SAIF insured deposits, as of June 30, 1995, in order to recapitalize the SAIF and eliminate the disparity. Under the proposed legislation, the BIF and the SAIF would be merged effective January 1, 1998. The special assessment rate is anticipated to be .85% to .90% of deposits. Based upon Doral Federal's level of

SAIF deposits at June 30, 1995, and assuming a special assessment of .90%, Doral Federal's assessment would be approximately $864,000 on a pre-tax basis.

     Enforcement Provisions. FIRREA's enforcement provisions are applicable not only to savings institutions but also to all depository institutions. FIRREA introduces the new term "institution-affiliated party" to agency enforcement authority. The term includes: (1) directors, officers, employees, agents, and controlling stockholders; (2) persons required to file a change-in-control notice; (3) certain persons who participate in the affairs of the savings institution (which include stockholders, consultants, and joint venture partners); and (4) independent contractors (including attorneys' appraisers, and accountants) who knowingly or recklessly cause or participate in a violation, breach of duty or unsafe practice likely to cause a loss to the savings institution. FIRREA includes significantly increased penalties for violations of cease-and-desist orders and other regulations and lowered the requirements for the issuance of such orders.

     Payment of Dividends. Doral Federal's payment of dividends is subject to the limitations of the capital distribution regulations promulgated by the OTS. The OTS' regulation determines a savings association's ability to pay dividends, make stock repurchases, or enter into other types of capital distributions, according to the institution's capital position. The rule establishes "safe-harbor" amounts of capital distributions that institutions can make after providing notice to the OTS, without constituting an unsafe or unsound practice based on whether the association meets certain specified tiers or levels of capital requirements. An association can distribute amounts in excess of the safe-harbor amount only with the prior approval of the OTS.

     For associations such as Doral Federal, that meet all applicable capital requirements, the safe-harbor amount is the greater of (a) 75% of net income for the prior four quarters, or (b) the sum of (i) the current year's net income and
(ii) the amount that causes the excess of the association's total capital-to-risk weighted assets ratio over 8% to be only one-half of such excess at the beginning of the year; provided, however, that the association must continue to satisfy applicable capital requirements after the distribution.

     On December 5, 1994, the OTS published a notice of proposed rulemaking to amend its capital distribution regulation. Under the proposal, institutions would be permitted to make capital distributions that would not result in their capital being reduced below the level required to remain "adequately capitalized," as defined above under FDICIA. In addition, savings association which have one of the two highest composite CAMEL ratings and are not held by a savings and loan holding company would not be required to provide advance notice of the capital distribution to the OTS. The Company does not believe that the proposal will adversely affect its ability to make capital distributions if it is adopted substantially as proposed.

     Proposed Banking Legislation. Various legislation, including proposals to overhaul the bank regulatory system, expand bank and bank holding company powers and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. The Company cannot determine the ultimate effect that such potential legislation, if enacted, or implementing regulations, would have upon its financial condition or results of operations.

POSSIBLE CONVERSION AND REGULATION UNDER THE FEDERAL BANK HOLDING COMPANY ACT

     Legislation has been introduced in the House of Representatives that would require, by no later than January 1, 1998, that all federally chartered savings associations, such as Doral Federal, either convert to a national bank, state bank or state savings association or liquidate. Any institution not converted by such date would become a national bank by operation of law. Under such proposed legislation, the OTS would be abolished and its functions transferred to the other Federal banking agencies.

     Existing savings and loan holding companies, such as the Company, would become bank holding companies subject to supervision and examination by the Federal Reserve Board (the "Federal Reserve") under the Bank Holding Company Act of 1956 (the "BHCA"). The BHCA and Federal Reserve regulations promulgated thereunder generally place limitations on the types of activities in which a bank holding company and its subsidiaries may engage. In general, such activities must be banking services or activities so closely related to the business of banking as to be a proper incident thereto. Regulation K promulgated by the Federal Reserve, generally grants bank holding companies and their subsidiaries somewhat broader powers with respect to activities conducted "outside the United States" than with respect to activities conducted within the United States. For purposes of Regulation K, Puerto Rico is considered to be outside the United States. Notwithstanding the foregoing, under the provisions of the proposed legislation, any savings and loan holding company that becomes a bank holding company as a result of such act would be grandfathered from the bank holding company activity restrictions described above, provided that: (i) any former savings association subsidiary continues to meet the "qualified thrift lender test;" (ii) the former savings subsidiary continues to limit its activities to those permissible under its former Federal thrift charter; and (iii) the holding company does not acquire any additional FDIC insured depository institution. At this time, certain aspects of the proposed legislation remain unresolved and no assurances can be given as to whether or in what form the legislation will be enacted or its effect on Doral Federal or the Company.

     Independent of the requirements of the Charter Convergence Act, the Company is currently considering the possibility of converting Doral Federal into a Puerto Rico chartered commercial bank as a result of the reduction in the 936 Credit introduced by the OBRA Amendments as well as the possible repeal of
Section 936 by the House Bill or the Senate Bill. To the extent that the income earned by Doral Federal is not fully covered by the 936 Credit, Doral Federal would be subject to double taxation on its income earned in Puerto Rico since it is generally not entitled to a credit under Puerto Rico tax law for federal income taxes paid with respect to income earned in Puerto Rico. In addition, dividends payable by a United States corporation, such as Doral Federal, to a Puerto Rico corporation, such as the Company, are not entitled to any dividends received deduction and are subject to taxation as ordinary income at the normal statutory tax rates.

     In addition to the activity restrictions discussed above, the BHCA also imposes various other restrictions on bank holding companies and their subsidiaries. Many of these restrictions are similar to those currently imposed on the Company under the Savings and Loan Holding Company Act (the "SLHCA"). For example, the BHCA contains change of control provisions similar to those contained in the SLHCA. See "THE BUSINESS OF THE COMPANY -- Regulation -- Savings and Loan Operations -- The Company." Sections 23A and 23B of the Federal Reserve Act also apply in the same manner to bank holding companies and their subsidiaries as to savings and loan holding companies.

     Furthermore, as a bank holding company, the Company would, however, be subject to certain additional regulatory restrictions that are not otherwise applicable to savings and loan holding companies. For example, unlike savings and loan holding companies, bank holding companies are subject to certain regulatory capital requirements. Under the Federal Reserve's risk-based capital guidelines, a bank holding company must maintain a ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) equal to 8%. At least half of the Total Capital is to be comprised of common equity, retained earnings, minority interests in consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and less certain intangible assets discussed below ("Tier 1 capital"). The remainder may consist of a limited amount of subordinated debt, other preferred stock, certain other instruments, and a limited amount of loan and lease loss reserves ("Tier 2 capital").

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 capital to total assets, less goodwill and, less certain other intangible assets discussed below (the "leverage ratio") of 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies are required to maintain a leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) and other indica of capital strength in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 capital, less all intangibles, to total assets, less all intangibles.

     The Federal Reserve has adopted regulations with respect to risk-based and leverage capital ratios that require most intangibles, including core deposit intangibles, to be deducted from Tier 1 capital. The regulations, however, permit the inclusion of a limited amount of intangibles related to purchased mortgage servicing rights and purchased credit card receivables.

     The Federal Reserve has issued a policy statement that provides that insured banks and bank holding companies should generally pay dividends only out of current operating earnings.

     The Company believes that if it were to become subject to the provisions of the BHCA it would be in compliance with all of the above regulatory and capital requirements and would be able to continue to conduct its Mortgage Banking Business as presently conducted.

     The conversion of Doral Federal into a Puerto Rico chartered bank would also subject Doral Federal to supervision and examination by the Commissioner and to the provisions of the Puerto Rico Banking Act and the regulations promulgated thereunder. The Company does not believe that the application of such laws or regulations would have an adverse effect on the manner in what Doral Federal currently conducts its operations.

     In addition to the possible conversion of Doral Federal into a Puerto Rico commercial bank and the possible application of the BHCA to the Company's operations, the Company may, in the future, consider other changes in corporate structure or organization that could result in the transfer of all or a part of the Company's Mortgage Banking Business to Doral Federal or a subsidiary of Doral Federal. Any such reorganization could subject the Company to additional regulatory requirements.

COMPETITION

     Prior to March 1992, Puerto Rico was FFCC's exclusive service area. Although Doral Mortgage has since opened branch offices in Orlando and Miami, Florida, Puerto Rico remains the Company's predominant service area accounting for substantially all of the Company's loan originations for the nine months ended September 30, 1995 and the years ended December 31, 1994 and 1993. Within Puerto Rico, FFCC's primary market area is the San Juan metropolitan area, which accounted for approximately 47% and 79% of FFCC loan originations in 1994 and 1993, respectively. The competition in Puerto Rico for the origination of mortgages is substantial. The Company competes not only with other mortgage bankers, but also with banks and savings and loan associations. There are approximately 36 mortgage banks, two savings institutions and 21 commercial banks operating in Puerto Rico, including affiliates of banks headquartered in the United States, Canada and Spain. The Company competes principally by offering loans with competitive features, by emphasizing the quality of its customer service and pricing its range of products at competitive rates.

                        THE COMMONWEALTH OF PUERTO RICO

GENERAL

     Puerto Rico, the fourth largest of the Caribbean islands, is located approximately 1,000 miles southeast of Miami, Florida. It is approximately 100 miles long and 35 miles wide. The population of Puerto Rico for 1990, as determined by the United States Census Bureau, was approximately 3.6 million as compared to 3.2 million in 1980. The Puerto Rico Planning Board estimates that the San Juan metropolitan area has a population in excess of 1.0 million.

RELATIONSHIP OF PUERTO RICO WITH THE UNITED STATES.

     The Constitution of Puerto Rico was drafted by a popularly elected constitutional convention, overwhelmingly approved in a special referendum and approved "as a compact" by the United States Congress and the President, becoming effective upon proclamation of the Governor of Puerto Rico on July 25, 1952. Puerto Rico's relationship to the United States under the compact is referred to herein as "Commonwealth status." The United States and Puerto Rico share a common defense, market and currency. Puerto Rico exercises virtually the same control over its internal affairs as a state government does. The people of Puerto

Rico are citizens of the United States, but do not vote in national elections and are represented in Congress by a Resident Commissioner who has a voice in the House of Representatives but only limited voting rights. Most federal taxes, except those such as social security taxes which are imposed by mutual consent, are not levied in Puerto Rico. No federal income tax is collected from Puerto Rico residents on ordinary income earned from sources within Puerto Rico, except for Federal employees who are subject to taxes on their salaries. Corporations organized under the laws of Puerto Rico are treated as foreign corporations for federal income tax purposes. There are two major views in Puerto Rico with respect to the island's relationship to the United States, one essentially favoring the existing Commonwealth status and the other favoring statehood.

     On November 14, 1993, a plebiscite was held in Puerto Rico to allow eligible voters an opportunity to express their preference between statehood, Commonwealth (with certain changes) and independence for Puerto Rico. The Commonwealth status obtained the most votes, receiving 48.6% of the votes cast, and statehood and independence received 46.3% and 4.4% of the votes casts, respectively.

     A change in the political status of Puerto Rico could result in modifications to or elimination of the Puerto Rico laws providing favorable tax treatment for investment in Puerto Rico mortgages and of Section 936 and, therefore, could adversely affect the Company's cost of borrowing, the liquidity of the secondary mortgage market and the financial performance of FFCC. See "BUSINESS OF THE COMPANY -- Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment" herein.

THE ECONOMY

     Puerto Rico has established policies and programs directed at the development of manufacturing and the expansion and modernization of the island's infrastructure. The investment of funds by mainland United States, foreign and local entities in new factories has been stimulated by selective tax exemption, development loans, and other financial and tax incentives. Infrastructure expansion and modernization have been to a large extent financed by bonds and notes issued by the Commonwealth, its public corporations and municipalities. Economic progress has been aided by significant increases in the levels of education and occupational skills of the island's population. The percentage of the college-age population enrolled in institutions of higher learning has increased from 16.8% in 1970 to 36.8% in 1993.

     The economy of Puerto Rico is closely integrated with that of the mainland United States. During the fiscal year ended June 30, 1994, approximately 87% of Puerto Rico's exports went to the United States mainland, which was also the source of approximately 67% of Puerto Rico's imports. For the fiscal year ended June 30, 1994, Puerto Rico experienced a positive adjusted merchandise trade balance of $4.3 billion.

     The economy of Puerto Rico is dominated by the manufacturing and service sectors. The manufacturing sector has experienced a basic change over the years as a result of increased emphasis on higher wage, high technology industries such as pharmaceuticals and electronics. The service sector also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment. In recent years, the service sector has experienced significant growth in response to the expansion of the manufacturing sector.

     Gross product increased from $22.8 billion ($19.3 billion in 1987 prices) for fiscal 1991 to $28.4 billion ($21.2 billion in 1987 prices) for fiscal 1995, an increase of 24.4% (10% in 1987 prices). Since fiscal 1985, personal income, both aggregate and per capita, has increased consistently each fiscal year. In fiscal 1994, aggregate personal income was $25.7 billion ($21.6 billion in 1987 prices) and personal income per capita was $7,047 ($5,902 in 1987 prices). Average employment increased from 977,000 in fiscal 1991 to 1,051,300 in fiscal 1995. Average unemployment decreased from 15.2% in fiscal 1991 to 13.8% in fiscal 1995.

     Future growth in the Puerto Rico economy will depend on several factors including the condition of the United States economy, the relative stability in the price of oil imports, the exchange value of the U.S. dollars and the level of interest rates and changes to existing tax incentive legislation as discussed below.

     Legislation has been introduced in Congress to repeal Section 936. The elimination of the benefits of Section 936, without the substitution of another fiscal incentive to attract investment to Puerto Rico, could have an adverse effect on the future growth of the Puerto Rico economy. At this point, the Company cannot predict the impact of the repeal of Section 936 on the economy of Puerto Rico or on the financial condition or prospects of the Company. See "BUSINESS OF THE COMPANY -- Puerto Rico Secondary Mortgage Market and Favorable Tax Treatment".

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL

     The Company is authorized to issue 10,000,000 shares of Common Stock, $1.00 par value, and 2,000,000 shares of Serial Preferred Stock, $1.00 per value (the "Serial Preferred Stock"). The following summary of certain rights and privileges of the Common Stock and Serial Preferred Stock of the Company does not purport to be complete. Statements in this summary are qualified in their entirety by reference to the Company's Certificate of Incorporation and the amendments thereto and to the General Corporation Law of Puerto Rico.

COMMON STOCK

     As of September 30, 1995, there were 7,229,630 shares of Common Stock issued and outstanding. In addition, as of that date, a total of 727,100 of the Company's authorized but unissued shares had been reserved for possible issuance upon the conversion of all outstanding Series A Preferred Stock and Subordinated Convertible Debentures. The Common Stock is traded in the over-the-counter market on the NASDAQ NMS. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Each share of Common Stock has the same relative rights as, and is identical in all respects with, each other share of Common Stock. There are no cumulative voting rights for the election of directors.

     Subject to the rights of holders of the outstanding Series A Preferred Stock and any other outstanding shares of Serial Preferred Stock, in the event of the liquidation, dissolution or distribution of assets of the Company, the holders of Common Stock are entitled to share ratably in the assets of the Company legally available for distribution to stockholders. The Common Stock has no redemption, conversion or sinking fund privileges.

     Subject to any dividend preferences which may be established with respect to Serial Preferred Stock, the holders of Common Stock are entitled to receive, pro rata, dividends when and as declared by the Board of Directors out of funds legally available therefor.

     Holders of Common Stock do not have preemptive rights to subscribe for or purchase additional securities of the Company.

     Chemical Bank, New York, New York, is the transfer agent and registrar for the Common Stock.

SERIAL PREFERRED STOCK

     The Certificate of Incorporation authorizes the Board of Directors to fix the designation, voting powers, preferences, limitations and relative rights of any series of the Company's Serial Preferred Stock at the time of issuance. The holders of Common Stock may be adversely affected since preferred stock issued in the future may be designated with special rights or preferences by the Board of Directors over the holders of the Common Stock as to dividends, liquidation rights, voting rights (e.g., separate class right to approve a merger or sale of substantially all the assets of the Company) and other matters. The issuance of Serial Preferred Stock under certain circumstances may have the effect of delaying, deferring or preventing a change in control of the Company.

SERIES A PREFERRED STOCK

     As of September 30, 1995, there were 173,667 shares of the Company's Series A Preferred Stock outstanding, the only series of the Serial Preferred Stock designated as of such date. The Series A Preferred Stock is traded in over-the-counter market on the NASDAQ market.

     Dividend Rights and Limitations. The holders of the shares of Series A Preferred Stock, in preference to holders of the Common Stock, are entitled to receive cumulative cash dividends when, as and if declared by the Board of Directors, out of the assets of the Company legally available therefore at the annual rate of 10 1/2% of the liquidation value thereof or $1.05 per share per annum, payable quarterly on March 31, June 30, September 30 and December 31 of each year.

     The Company may not declare, set apart or pay any dividend on or make any distribution of assets (other than dividends paid or other distributions made in stock of the Company ranking junior to the Series A Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company) to holders of, or redeem, purchase, set apart or otherwise acquire (except upon conversion or exchange for stock of the Company ranking junior to the Series A Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company) shares of Common Stock or of any other stock of the Company ranking junior to the Series A Preferred Stock with respect to the payment of dividends or upon liquidation, dissolution or winding up, unless all accrued and unpaid dividends on the Series A Preferred Stock for all prior dividend periods have been or contemporaneously are declared and paid and the full quarterly dividend on the Series A Preferred Stock for the current dividend period has been or contemporaneously is declared and set apart for payment.

     Liquidation Rights. Upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Preferred Stock are entitled to receive out of the assets of the Company an amount in cash equal to $10.00 per share plus accrued and unpaid dividends thereon to the date of such distribution, before any payment may be made to the holders of Common Stock or any other securities of the Company ranking junior to the Series A Preferred Stock in respect of dividends or as to the distribution of assets upon liquidation.

     Conversion Rights. The holders of shares of Series A Preferred Stock have the right, at their option, to convert such shares into shares of Common Stock of the Company at any time at a conversion price, subject to adjustment under certain conditions, of $5.00 per share, or a one for two basis.

     Redemption. The Series A Preferred Stock are subject to redemption in whole or in part, at the option of the Company on or after January 1, 1995 and on or prior to December 31, 1996 at $11.00 per share and thereafter at redemption prices declining to a price of $10.30 per share on or after January 1, 2002. There is no mandatory redemption or sinking fund obligation with respect to the Series A Preferred Stock.

     Voting Rights. The holders of shares of the Series A Preferred Stock are not entitled to any voting rights except as required by law or as described below.

     The affirmative vote or consent of the holders of at least a majority of the outstanding shares of the Series A Preferred Stock, voting as a class, is required to increase or decrease the number of authorized shares of the Series A Preferred Stock or create or authorize any shares of any other class of stock, ranking on a parity with the Series A Preferred Stock as to dividends or upon liquidation, or to authorize the reclassification of any authorized stock of the Company into any such parity shares or the creation of any obligation or security convertible into or evidencing the right to purchase any such parity shares.

     The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock, voting as a class, is required (i) for any amendment, alteration or repeal of any provision of the Company's Certificate of Incorporation which would alter or materially affect the special rights, powers or preferences of the Series A Preferred Stock or
(ii) to create, issue, amortize or reissue any class of stock ranking prior to the Series A Preferred Stock as to dividends or upon liquidation, or to authorize the reclassification of any authorized stock of the Company into any such prior shares, or the creation, authorization, issue or reissuance of any obligation or security convertible into or evidencing the right to purchase any such prior shares.

     Chemical Bank, New York, New York, is the transfer agent, conversion agent and registrar for the Series A Preferred Stock.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain federal income tax aspects relevant to a decision to purchase Common Stock. This discussion is based upon the Code, the applicable Treasury Regulations (the "Regulations") and judicial and administrative interpretations of the Code and Regulations, all as in effect on the date of this Prospectus. Each investor should be aware that the Code, the Regulations and any interpretations thereof are subject to change and that any change could be applied retroactively.

     This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to particular investors in light of their personal investment circumstances or to certain types of investors subject to special treatment under the Code (for example, banks, foreign persons, life insurance companies or tax exempt organizations). EACH INVESTOR IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR AS TO ANY FEDERAL, STATE, LOCAL OR OTHER TAX CONSIDERATIONS AFFECTING THE PURCHASE, HOLDING AND DISPOSITION OF THE COMMON STOCK.

SALE OR EXCHANGE OF THE COMMON STOCK

     United States Shareholders. Gain or loss will be recognized by a shareholder who is a United States citizen or resident (in each case other than a bona fide resident of Puerto Rico during the entire taxable year) or corporation ("United States Shareholder") upon the sale or exchange of the Common Stock in an amount equal to the difference between the amount realized upon the sale or exchange and the tax basis of the Common Stock sold or exchanged. Such gain or loss will be capital gain or loss if the Common Stock is a capital asset in the hands of the shareholder and will be long-term capital gain or loss if the shareholder's holding period in the Common Stock is more than one year.

     Puerto Rico Shareholders. In general, gain from the sale or exchange of the Common Stock by an individual who is a bona fide resident of Puerto Rico during the entire taxable year will not be includible in such shareholder's gross income and will be exempt from federal income taxation. No deduction or credit will be allowed for any amount that is allocable to or chargeable against amounts excluded from gross income by reason of the preceding sentence. A corporation organized under the laws of Puerto Rico will also not be subject to federal income tax on gain recognized from the sale or exchange of the Common Stock unless the corporation is engaged in a trade or business in the United States and the sale or exchange of the Common Stock is effectively connected with that trade or business.

DISTRIBUTIONS ON COMMON STOCK

     United States Shareholders. Distributions made by the Company with respect to the Common Stock to a United States Shareholder will be treated as dividends for federal income tax purposes to the extent such distributions are treated as made out of the Company's current or accumulated earnings and profits, and will be includible in gross income and characterized as ordinary income to the shareholders. To the extent that such distributions exceed the Company's current or accumulated earnings and profits, such excess will be treated as a return of capital and will be applied against and reduce the adjusted basis of the Common Stock in the hands of each holder. The amount of any such distribution which exceeds the adjusted basis of the Common Stock in the hands of the holder will be treated as gain from the sale or exchange of such stock, generally reportable as capital gain (provided the Common Stock is held as a capital asset). If the Company does not have sufficient earnings and profits during a year for all distributions made to holders of Common Stock and any outstanding series of preferred stock to be treated as dividends, then, generally, current earnings and profits will be allocated first to the distributions made to holders of preferred stock. Generally, corporate

United States Shareholders will not be allowed any dividends received deduction with respect to dividends paid with respect to the Common Stock.

     Puerto Rico Shareholders. In general, distributions made by the Company with respect to the Common Stock to an individual who is a bona fide resident of Puerto Rico during the entire taxable year or to a corporation organized under the laws of Puerto Rico will not be includible in such shareholder's gross income and will be exempt from federal income taxation. A corporation organized under the laws of Puerto Rico that is engaged in a trade or business within the United States, however, will be taxed on the dividends if they are effectively connected with that trade or business.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

     The Code provides special rules regarding certain distributions received by United States persons (which term includes United States citizens who are residents of Puerto Rico but not Puerto Rico corporations) with respect to, and sales and other dispositions (including pledges) of, stock of a Passive Foreign Investment Company ("PFIC"). Unless a special election is made to include income of a PFIC currently, the shareholders of a PFIC who receive certain dividends or capital distributions from a PFIC are generally required to pay an interest charge to the IRS in recompense for the perceived deferral of tax between the time that earnings are realized by a PFIC and the time such amounts are received by its shareholders. A non-United States corporation, such as the Company, will be treated as a PFIC if 75% or more of its gross income is passive income or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50%. Special rules apply in the case of income derived from the active conduct of a banking business, and certain items of income received from affiliates, as well as with respect to the treatment of corporations 25% or more of the value of the stock of which is owned by such non-United States corporation. The IRS has issued proposed regulations under the PFIC provisions pursuant to which individuals who have been full-year bona fide residents of Puerto Rico for all taxable years during which they have held the stock of a PFIC would not be subject to federal income taxes on any portion of the amount they would have otherwise been required to include in gross income under the PFIC rules.

     The Company believes that it was not a PFIC for the taxable year ended December 31, 1994. The Company expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future.

                 CERTAIN PUERTO RICO INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain Puerto Rico income tax aspects relevant to a decision to purchase the Common Stock. This discussion is based upon the Puerto Rico Income Tax Act of 1954, as amended (the "PRITA"), the Puerto Rico Internal Revenue Code of 1994, as amended (the "PR Code"), the applicable regulations under the PRITA and the PR Code and judicial and administrative interpretations of the PRITA and the PR Code and regulations under the PRITA and the PR Code, all as in effect on the date of this Prospectus. Each investor should be aware that the PRITA, the PR Code, the regulations promulgated thereunder and any interpretations thereof are subject to change and that any change could be applied retroactively.

     This discussion does not purport to deal with all aspects of Puerto Rico income taxation that may be relevant to particular investors in light of their personal investment circumstances or to certain types of investors subject to special treatment under the PRITA (for example, non-resident aliens, life insurance companies and certain U.S. qualified pension plans). EACH INVESTOR IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR AS TO ANY PUERTO RICO INCOME TAX CONSIDERATIONS AFFECTING THE PURCHASE, HOLDING AND DISPOSITION OF THE COMMON STOCK.

SALE OR EXCHANGE OF COMMON STOCK

     Gain or loss will be realized on the sale or exchange of the Common Stock equal to the difference between the amount received upon the sale or exchange and the tax basis of such shares. Such gain or loss will be capital gain or loss if the Common Stock is held as a capital asset and will be long-term capital gain or loss if the holding period for the Common Stock exceeds six months.

     Puerto Rico Residents and Corporations. Any gain on the sale or exchange of the Common Stock by a Puerto Rico resident individual or corporation will be taxable. If the shareholder is an individual and the gain is a long-term capital gain, it will be taxable at a maximum rate of 20%. If the shareholder is a Puerto Rico corporation and the gain is a long-term capital gain, it will be taxable at a maximum rate of 25%.

     Non-resident Individual U.S. citizens. A United States citizen non-resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of the Common Stock if the sale or exchange is effected outside of Puerto Rico.

     Foreign Corporations. A Resident Foreign Corporation (as defined below) will be subject to a maximum tax rate of 25% on long term capital gains from the sale or exchange of the Common Stock to the extent that such gain is (i) from sources within Puerto Rico or (ii) from sources outside Puerto Rico and effectively connected to the conduct of a Puerto Rico trade or business ("ECI-PR"). For Puerto Rico income tax purposes, the gain from the sale of the Common Stock is considered derived from the place where all rights, title and interest on the stock pass from the seller to the purchaser.

     On the sale or exchange of the Common Stock, a foreign corporation not engaged in trade or business in Puerto Rico ("ETB-PR") will be subject to a 29% tax on the excess of capital gains derived from sources within Puerto Rico over capital losses of the same nature. An amount equal to 25% of the gross sales price will be withheld from the proceeds of any sale which constitutes income from sources within Puerto Rico, which amount will be credited against the tax liability.

     Foreign Partnerships. Under the PRITA, partnerships are generally taxed as corporations. Accordingly, the discussion with respect to foreign corporations is equally applicable to most foreign partnerships.

DISTRIBUTIONS ON COMMON STOCK

     Distributions of property made by the Company with respect to the Common Stock will be treated as dividends for Puerto Rico income tax purposes and will be taxable in the manner described below to the extent the Company has either current or accumulated earnings and profits. To the extent that the amount of the distributions paid on the Common Stock exceeds the holder's allocable share of the Company's current or accumulated earnings and profits for Puerto Rico income tax purposes, such distributions will be treated as a return of capital (rather than as a dividend) and will be applied against and reduce the adjusted basis of the Common Stock in the hands of such holder. The amount of any such distribution which exceeds the adjusted basis of Common Stock in the hands of the holder will be treated as a gain from the sale or exchange of such shares of stock, taxable in the manner described below. If the Company does not have sufficient current or accumulated earnings and profits during a year for all distributions paid to shareholders of Common Stock and any outstanding series of preferred stock during the year to be treated as dividends, then current earnings and profits generally will be allocated first to the distributions paid to holders of the outstanding preferred stock.

     The following discussion regarding the Puerto Rico income taxation of dividends paid on the Common Stock assumes that such dividends are from Puerto Rico sources. Generally, dividends paid by a corporation organized under the laws of Puerto Rico are considered to be from Puerto Rico sources unless the Puerto Rico corporation derives less than 20% of its gross income from Puerto Rico sources during the three taxable years preceding the year of declaration of the dividends (or part of such period as the corporation has been in existence). Since its incorporation in 1972, the Company has derived more than 20% of its gross income from Puerto Rico sources.

     Puerto Rico Residents and Corporations. Individual residents of Puerto Rico, whether United States citizens or aliens, and corporations organized under the laws of Puerto Rico will be subject to Puerto Rico income tax on dividends received on the Common Stock.

     The PRITA and the PR Code impose a maximum income tax of 10% on the total amount of dividends paid by the Company on the Common Stock to individuals residents of Puerto Rico if such dividends are subject to a withholding tax of 10%. An individual may make an election for such withholding not to apply, but will be required to include as ordinary income the dividend received which will be subject to normal tax rates. The maximum Puerto Rico income tax rate for individuals is 34.5% for taxable years commencing after December 31, 1994 and 33% for taxable years commencing after December 31, 1995.

     No withholding tax is imposed on distributions of dividends to corporations organized under the laws of Puerto Rico. Such dividends will be taxed at the normal corporate tax rates, but such corporations will be entitled to the same Dividend Deduction (as defined below) described under "Foreign Corporations."

     Non-Resident Individual U.S. Citizens. The PRITA and PR Code impose a 10% withholding tax on the total amount of any dividend paid by the Company on the Common Stock to an individual United States citizen who is a non-resident of Puerto Rico.

     A United States citizen who is a non-resident of Puerto Rico may elect, in the same manner that a Puerto Rico resident elects, to include the dividends received as ordinary income at the regular graduated rates. Notwithstanding the making of such election, a 10% withholding would still be made on the total amount of any dividend distribution unless the individual files with the Company, prior to the first dividend distribution for the taxable year, a Withholding Exemption Certificate to the effect that said individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300, if single, or $3,000, if married.

     Subject to certain limitations imposed by the Code, any Puerto Rico income tax paid or deemed paid on a dividend distribution on the Common Stock is creditable against the federal income tax liability of the shareholder.

     Foreign Corporations. For purposes of the PRITA and the PR Code, a corporation organized outside of Puerto Rico is considered a "foreign corporation." Taxation of dividends paid by the Company to such a foreign corporation will depend on whether the foreign corporation is ETB-PR.

     A foreign corporation ETB-PR (a "Resident Foreign Corporation") must file a Puerto Rico income tax return and is taxed at the normal corporate tax rates on the net income derived from Puerto Rico sources and on certain items of income from sources outside Puerto Rico which are ECI-PR. Net income from Puerto Rico sources includes the gross income from Puerto Rico sources, including any cash dividends paid by the Company, less applicable deductions. A Resident Foreign Corporation will be entitled to claim a dividend received deduction in computing its Puerto Rico income tax liability equal to 85% of the dividends received from the Company (the "Dividend Deduction"), provided that the Dividend Deduction may not exceed 85% of the corporate taxpayer's net taxable income in Puerto Rico. Based on the applicable maximum Puerto Rico corporate income tax rate of 42% and 39% for taxable years commencing before July 1, 1995 and after June 30, 1995, respectively, the maximum effective tax rate on dividends to a Resident Foreign Corporation would be 6.30% and 5.85%, respectively, after the Dividend Deduction.

     A foreign corporation not ETB-PR will be subject to a 10% withholding tax imposed on the gross dividends received from the Company.

     Foreign Partnerships. Under the PRITA, partnerships are generally taxed as corporations. Accordingly, the discussion with respect to foreign corporations is equally applicable to most foreign partnerships.

                              SELLING STOCKHOLDER

     The following table sets forth information as of September 30, 1995 with respect to the ownership of Common Stock (including shares of Common Stock issuable upon conversion of the Series A Preferred Stock) by Salomon Levis (the "Selling Stockholder"), the number of shares of Common Stock being offered for the account of the Selling Stockholder, and the number of shares of Common Stock and Series A Preferred Stock to be owned by the Selling Stockholder following completion of the offering.

                   SHARES OWNED BEFORE THE OFFERING(1)          SHARES BEING SOLD          SHARES OWNED AFTER THE OFFERING(1)
                -----------------------------------------   -------------------------   -----------------------------------------
                  NUMBER      % OF      NUMBER      % OF      NUMBER        NUMBER        NUMBER      % OF      NUMBER      % OF
                (COMMON)(2)   CLASS   (PREFERRED)   CLASS   (COMMON)(2)   (PREFERRED)   (COMMON)(2)   CLASS   (PREFERRED)   CLASS
                -----------   -----   -----------   -----   -----------   -----------   -----------   -----   -----------   -----
Salomon
  Levis........   461,186      6.3%      50,000     28.8 %    100,000          --         361,186      4.2%      50,000     28.8 %

---------------

(1) Does not include 297,006 shares of Common Stock owned by Zoila Levis, David Levis and Mario S. Levis who together with Salomon Levis filed a Schedule 13D with the Commission on October 5, 1995, disclosing the existence of an informal understanding among such persons regarding the disposition and voting of the shares of Common Stock held by them.
(2) Includes 100,000 shares of Common Stock which the Selling Stockholder has the right to acquire upon conversion of the 50,000 shares of Series A Preferred Stock owned by him.

     Salomon Levis is the Chairman of the Board and Chief Executive Officer of the Company. He is the brother of Zoila Levis, the President of the Company, and the uncle of Mario S. Levis, an Executive Vice President and Treasurer of the Company.

     Salomon Levis, together with Zoila Levis, Mario S. Levis and Davis Levis filed a Schedule 13D with the Commission on October 5, 1995, disclosing the existence of an informal understanding among such persons regarding the disposition and voting of the shares of Common Stock held by them. David Levis is the brother of Salomon Levis and Zoila Levis and the father of Mario S. Levis. He is a director emeritus of the Company and formerly served as the Company's Chairman of the Board and Chief Executive Officer.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company and the Selling Stockholder have agreed to sell to each of the Underwriters named below (the "Underwriters"), for which Brean Murray, Foster Securities Inc. is acting as representative (the "Representative"), and each of the Underwriters severally has agreed to purchase from the Company and the Selling Stockholder, the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                                NUMBER OF
                                   UNDERWRITERS                                 SHARES(1)
    --------------------------------------------------------------------------  ---------
    Brean Murray, Foster Securities Inc. .....................................

                                                                                ---------
              Total...........................................................
                                                                                ========

---------------

(1) Assumes no exercise of the Underwriters' over-allotment option.

     Under the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholder are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock set forth in the table above, if any of the shares of Common Stock are purchased.

     The Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers at such public offering price less a
concession not to exceed $       per share. The Underwriters or such selected
dealers may reallow a commission to certain other dealers not to exceed $ per share. After the offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Representative.

     The Company has granted the Underwriters an option exercisable for 30 days after the date hereof to purchase up to 210,000 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this Prospectus. If the Underwriters exercise this option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

     The Company and the Selling Stockholder have agreed to reimburse the Underwriters for up to $165,000 of the Underwriters' out-of-pocket expenses (including fees of its counsel) in connection with the sale of the Common Stock
offered hereby. Of such amount of expenses, $       will be paid by the Company
and $       will be paid by the Selling Stockholder. The Company and the Selling
Stockholder also have agreed to indemnify the Underwriters or contribute to losses arising out of certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act.

     The Representative has in the past performed investment banking services for the Company. A. Brean Murray, the President and Chief Executive Officer of the Representative, is a director of the Company.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by Pietrantoni Mendez & Alvarez, San Juan, Puerto Rico. Certain legal matters will be passed upon for the Underwriters by Stroock & Stroock & Lavan, New York, New York.

                                    EXPERTS

     The financial statements as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 included in this Prospectus have been so included in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

             FIRST FINANCIAL CARIBBEAN CORPORATION AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
CONSOLIDATED ANNUAL AUDITED FINANCIAL STATEMENTS
Report of Independent Accountants.....................................................   F-2
Financial Statements
  Consolidated Balance Sheet as of December 31, 1994 and 1993.........................   F-3
  Consolidated Statement of Income and Retained Earnings for the years ended December
     31, 1994, 1993, and 1992.........................................................   F-4
  Consolidated Statement of Changes in Capital Stock for the years ended December 31,
     1994, 1993 and 1992..............................................................   F-5
  Consolidated Statement of Cash Flows for the years ended December 31, 1994, 1993 and
     1992.............................................................................   F-6
  Notes to Consolidated Financial Statements..........................................   F-8
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
Balance Sheets as of September 30, 1995 and December 31, 1994.........................  F-33
Consolidated Statement of Income and Retained Earnings for the nine months ended
  September 30, 1995 and September 30, 1994...........................................  F-34
Consolidated Statement of Cash Flows for the nine months ended September 30, 1995 and
  September 30, 1994..................................................................  F-35
Notes to Consolidated Financial Statements............................................  F-36

     All financial schedules have been omitted because they are not applicable or because the required information is shown in the financial statements or notes thereto.

                       REPORT OF INDEPENDENT ACCOUNTANTS

February 1, 1995

To the Board of Directors
and Stockholders of
First Financial Caribbean Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and retained earnings, of changes in capital stock and of cash flows present fairly, in all material respects, the financial position of First Financial Caribbean Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994.

Price Waterhouse

Certified Public Accountants
(of Puerto Rico)
License No 10 Expires Dec. 1, 1995
Stamp 1249271 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                                                          DECEMBER 31,
                                                                  -----------------------------
                                                                      1994             1993
                                                                  ------------     ------------
                                            ASSETS
Cash and cash equivalents.......................................  $ 35,916,125     $ 37,306,845
Mortgage loans held for sale, net...............................   263,773,383      262,515,526
Mortgage-backed securities, held for trading in 1994 and for sale
  in 1993.......................................................   319,203,574      125,715,979
Mortgage-backed securities and investments held to maturity.....    67,519,426        6,530,322
Loans receivable, net...........................................    34,808,938        9,561,253
Accounts receivable and mortgage servicing advances, net........     7,086,045       15,330,765
Accrued interest receivable.....................................     7,874,551        4,021,411
Excess servicing fees receivable................................     8,756,589        3,463,945
Property, leasehold improvements and equipment, net.............     7,466,980        5,771,193
Cost in excess of fair value of net assets acquired.............     6,609,402        6,536,570
Real estate held for sale, net..................................     2,115,911        2,928,305
Purchased mortgage servicing rights.............................     3,543,032        3,994,788
Prepaid and other assets........................................     3,345,368        2,754,349
                                                                  ------------     ------------
          Total assets..........................................  $768,019,324     $486,431,251
                                                                   ===========      ===========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Loans payable...................................................  $282,761,437     $192,794,175
Securities sold under agreements to repurchase..................   303,730,017      143,199,642
Deposit accounts................................................    66,471,111       26,450,846
Advances from Federal Home Loan Bank............................       419,245        2,431,379
Accounts payable and other liabilities..........................    17,792,644       38,401,583
Income tax payable..............................................     2,571,773        3,748,979
Deferred tax liability..........................................     3,776,899        2,460,000
                                                                  ------------     ------------
          Total liabilities.....................................   677,523,126      409,486,604
                                                                  ------------     ------------
Commitments and contingencies (Note 22)
                                                                  ------------     ------------
Stockholders' equity:
  10.5% Cumulative Convertible Preferred Stock, Series A, $1 par
     value, 2,000,000 shares authorized;
     204,329 shares issued and outstanding (1993 -- 414,413)
     (liquidating preference of $10 per share, aggregating
     $2,043,290)................................................       204,329          414,413
  Common stock, $1 par value, 10,000,000 shares authorized;
     7,182,306 shares issued and outstanding
     (1993 -- 6,762,138)........................................     7,182,306        6,762,138
  Paid-in capital...............................................    16,674,402       16,884,486
  Retained earnings.............................................    66,706,435       53,219,178
                                                                  ------------     ------------
                                                                    90,767,472       77,280,215
Treasury stock at par value, 14,000 shares......................       (14,000)         (14,000)
Unearned compensation under employment contracts................      (257,274)        (321,568)
                                                                  ------------     ------------
          Total stockholders' equity............................    90,496,198       76,944,647
                                                                  ------------     ------------
          Total liabilities and stockholders' equity............  $768,019,324     $486,431,251
                                                                   ===========      ===========

         The accompanying notes are an integral part of this statement.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

             CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

                                                                          YEAR ENDED DECEMBER 31,
                                                                -------------------------------------------
                                                                   1994            1993            1992
                                                                -----------     -----------     -----------
Revenues:
  Mortgage loan sales and fees..............................    $10,572,734     $35,230,405     $24,559,391
  Servicing income..........................................     11,447,772       8,627,024       7,163,354
  Interest income...........................................     46,507,972      23,774,659      16,983,192
  Gain on sale of servicing rights..........................      3,003,459       2,378,000         934,697
  Other income..............................................        510,705         218,123         162,975
                                                                -----------     -----------     -----------
                                                                 72,042,642      70,228,211      49,803,609
                                                                -----------     -----------     -----------
Expenses:
  Interest..................................................     23,251,898       9,710,091       9,269,798
  Employee cost.............................................      6,000,632       7,194,699       8,788,742
  Taxes, other than payroll and income taxes................      1,480,785         768,048         844,990
  Maintenance...............................................        712,627         615,503         413,528
  Advertising...............................................      4,205,312       4,620,177       2,706,060
  Professional services.....................................      3,658,557       3,611,639       2,306,172
  Telephone.................................................      2,076,049       1,719,687       1,219,857
  Rent......................................................      2,674,812       1,444,866         816,215
  Other.....................................................      9,236,858       9,622,256       7,022,331
                                                                -----------     -----------     -----------
                                                                 53,297,530      39,306,966      33,387,693
                                                                -----------     -----------     -----------
Income before income taxes and cumulative effect of change
  in accounting principle...................................     18,745,112      30,921,245      16,415,916
Income taxes:
  Current...................................................      2,092,696       7,141,681       3,371,097
  Deferred..................................................        436,899       2,460,000              --
                                                                -----------     -----------     -----------
                                                                  2,529,595       9,601,681       3,371,097
                                                                -----------     -----------     -----------
Income before cumulative effect of change in accounting
  principle.................................................     16,215,517      21,319,564      13,044,819
Cumulative effect of change in accounting
  principle -- adoption of SFAS 115, net of deferred income
  taxes of $880,000.........................................      1,215,000              --              --
                                                                -----------     -----------     -----------
         Net income.........................................     17,430,517      21,319,564      13,044,819
Retained earnings at beginning of year......................     53,219,178      35,041,903      24,179,049
  Less cash dividends:
    Convertible preferred stock $1.05 per share.............        325,045         496,948         538,547
    Common stock $.52 per share (1993 -- $.40; 1992 -- $.30
      per share)............................................      3,618,215       2,645,341       1,643,418
                                                                -----------     -----------     -----------
Retained earnings at end of year............................    $66,706,435     $53,219,178     $35,041,903
                                                                ============    ============    ============
Earnings per share:
  Primary:
    Income before cumulative effect of change in accounting
      principle.............................................    $      2.29     $      3.15     $      2.35
    Cumulative effect of change in accounting principle.....            .17              --              --
                                                                -----------     -----------     -----------
         Net income.........................................    $      2.46     $      3.15     $      2.35
                                                                ============    ============    ============
  Fully diluted:
    Income before cumulative effect of change in accounting
      principle.............................................    $      2.14     $      2.81     $      2.06
    Cumulative effect of change in accounting principle.....            .16              --              --
                                                                -----------     -----------     -----------
         Net income.........................................    $      2.30     $      2.81     $      2.06
                                                                ============    ============    ============

         The accompanying notes are an integral part of this statement.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

               CONSOLIDATED STATEMENT OF CHANGES IN CAPITAL STOCK

                                                    PREFERRED    COMMON       PAID-IN     TREASURY
                                                     STOCK       STOCK        CAPITAL      STOCK
                                                    --------   ----------   -----------   --------
Balance at December 31, 1991......................  $513,572   $2,591,910   $ 9,253,843   ($26,050)
Shares issued on November 5, 1992.................        --      690,000    10,637,999         --
Shares converted..................................    (2,677)       2,677            --         --
Shares issued under restricted stock plan.........        --           --       366,713     19,050
                                                    --------   ----------   -----------   --------
Balance at December 31, 1992......................   510,895    3,284,587    20,258,555     (7,000)
Stock split on December 10, 1993..................        --    3,381,069    (3,374,069)    (7,000)
Shares converted..................................   (96,482)      96,482            --         --
                                                    --------   ----------   -----------   --------
Balance at December 31, 1993......................   414,413    6,762,138    16,884,486    (14,000)
Shares converted..................................  (210,084)     420,168      (210,084)        --
                                                    --------   ----------   -----------   --------
Balance at December 31, 1994......................  $204,329   $7,182,306   $16,674,402   ($14,000)
                                                    ========    =========    ==========   ========

         The accompanying notes are an integral part of this statement.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------
                                                        1994            1993             1992
                                                    ------------   ---------------   ------------
Cash flows from operating activities:
  Net income......................................  $ 17,430,517   $    21,319,564   $ 13,044,819
                                                    ------------   ---------------   ------------
  Adjustments to reconcile net income to net cash
     provided (used) by operating activities:
     Depreciation and amortization................     1,533,750           698,300        519,308
     Amortization of excess servicing fees
       receivable.................................       566,668           160,785         28,000
     Amortization of cost in excess of fair value
       of net assets acquired.....................       358,097           255,476        247,077
     Amortization of purchased mortgage servicing
       rights.....................................       730,059           492,000        506,000
     Gain on sale of servicing rights.............    (3,003,459)       (2,378,000)      (934,697)
     Cumulative effect of change in accounting
       principle..................................    (1,215,000)               --             --
     Allowances for losses........................       299,523         1,012,500        715,055
     Origination and purchases of mortgage loans
       held for sale..............................  (797,582,000)   (1,432,448,000)  (693,723,000)
     Principal repayments and sales of mortgage
       loans held for sale........................   216,918,548       620,387,650    428,834,495
     Purchases of mortgage-backed securities held
       for trading................................  (265,025,000)     (182,883,000)  (127,706,000)
     Principal repayments and sales of
       mortgage-backed securities held for
       trading....................................   653,479,000       860,471,000    345,758,000
     Increase in accrued interest receivable......    (3,853,140)          (18,979)      (527,399)
     Increase in loans payable....................    89,967,262        98,215,950     31,534,057
     Increase (decrease) in interest payable......       788,079          (149,082)        77,917
     Increase (decrease) in securities sold under
       agreements to repurchase...................   160,530,375        14,444,412     (4,193,527)
     (Decrease) increase in accounts payable and
       other liabilities..........................   (21,838,018)        3,480,563     12,892,958
     (Decrease) increase in income tax payable....    (1,177,206)        3,365,157     (2,006,518)
     Deferred tax provision.......................       436,899         2,460,000             --
     Amortization of unearned compensation under
       employment contracts.......................        64,294           299,952        235,756
                                                    ------------   ---------------   ------------
          Total adjustments.......................    31,978,731       (12,133,316)    (7,742,518)
                                                    ------------   ---------------   ------------
          Net cash provided by operating
            activities............................    49,409,248         9,186,248      5,302,301
                                                    ------------   ---------------   ------------
Cash flows from investing activities:
  Redemption (purchase) of certificates of
     deposit......................................            --         2,500,000     (2,500,000)
  Purchases of mortgage-backed securities and
     investments held to maturity.................   (61,789,000)       (6,127,850)            --
  Principal repayments of mortgage-backed
     securities and investments held to
     maturity.....................................       799,896                --
  Originations of loans receivables...............   (26,252,000)               --             --
  Principal repayments of loans receivable........       836,792           756,275             --
  Decrease in mortgage notes receivable...........            --         6,763,184     16,635,365
  Decrease (increase) in accounts receivable and
     mortgage servicing advances..................     8,112,720          (958,587)    (6,682,023)
  Additions to excess servicing fees receivable...    (5,859,312)       (3,103,139)      (549,591)

         The accompanying notes are an integral part of this statement.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

                                                               YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------
                                                        1994            1993             1992
                                                    ------------   ---------------   ------------
  Purchase of property, leasehold improvements and
     equipment....................................    (3,229,537)       (2,981,977)      (990,888)
  Payments of contingent purchase price of
     subsidiary...................................      (430,929)         (985,900)      (450,497)
  Proceeds from disposal of real estate held for
     sale.........................................     3,163,069         4,363,585      6,219,250
  Acquisition of real estate held for sale........    (2,350,675)       (3,699,118)    (4,955,184)
  Mortgage servicing rights acquired..............      (581,130)          (14,943)      (251,091)
  Proceeds from sale of servicing rights..........     3,306,286         2,378,000        934,697
  Cash resulting from acquisition of Doral Federal
     Savings Bank, net of purchase price..........            --           227,000             --
  (Increase) decrease in prepaid and other
     assets.......................................      (591,019)          166,963       (447,670)
                                                    ------------   ---------------   ------------
          Net cash (used) provided by investing
            activities............................   (84,864,839)         (716,507)     6,962,368
Cash flows from (used by) financing activities:
  Increase in deposits taken......................    40,020,265        18,141,846             --
  Decrease in loans payable related to mortgage
     notes receivable.............................            --        (3,845,899)  ($10,708,935)
  Proceeds from issuance of common and preferred
     stock, net...................................            --                --     11,327,999
  Repayment of advances from Federal Home Loan
     Bank.........................................    (2,012,134)       (1,003,621)            --
  Dividends declared and paid.....................    (3,943,260)       (3,142,289)    (2,181,965)
                                                    ------------   ---------------   ------------
          Net cash provided (used) by financing
            activities............................    34,064,871        10,150,037     (1,562,901)
                                                    ------------   ---------------   ------------
Net (decrease) increase in cash and cash
  equivalents.....................................    (1,390,720)       18,619,778     10,701,768
Cash and cash equivalents at beginning of year....    37,306,845        18,687,067      7,985,299
                                                    ------------   ---------------   ------------
Cash and cash equivalents at end of year..........  $ 35,916,125   $    37,306,845   $ 18,687,067
                                                     ===========    ==============    ===========
Supplemental Schedule of Noncash Investing and
  Financing Activities:
  Noncash financing activities-conversion of
     preferred
     stock........................................  $  2,100,840   $       964,820   $     26,770
                                                     ===========    ==============    ===========
On September 10, 1993, the Company acquired all of
  the outstanding capital stock of Doral Federal
  Savings Bank (formerly Catano Federal Savings
  Bank) for $1,200,000 (including transaction
  costs). In conjunction with the acquisition,
  liabilities were assumed as follows:
  Fair value of assets acquired...................                 $    13,073,000
  Cash paid.......................................                       1,200,000
                                                                   ---------------
Liabilities assumed...............................                 $    11,873,000
                                                                    ==============
Supplemental Cash Flow Information:
  Cash used to pay interest.......................  $ 22,460,000   $     9,561,000   $  9,191,000
                                                     ===========    ==============    ===========
  Cash used to pay income taxes...................  $  3,260,000   $     3,780,000   $  5,370,000
                                                     ===========    ==============    ===========

         The accompanying notes are an integral part of this statement.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- REPORTING ENTITY

     The consolidated financial statements include the accounts of First Financial Caribbean Corporation and its wholly-owned subsidiaries ("FFCC" or the "Company"), Doral Mortgage Corporation ("Doral"), RSC Corp. ("RSC"), Centro Hipotecario, Inc. and Doral Federal Savings Bank ("Doral Federal"). All significant intercompany accounts and transactions have been eliminated in consolidation.

     On September 10, 1993, the Company acquired all of the outstanding common stock of Doral Federal Savings Bank (formerly Catano Federal Savings Bank) at a price of approximately $1,200,000, including transaction expenses. This acquisition was accounted for using the purchase method of accounting. The acquisition cost plus direct costs of the merger were allocated to the individual assets acquired and liabilities assumed based on their fair values. The excess of acquisition cost over the fair values of assets acquired and liabilities assumed amounting to approximately $271,000 was recorded as goodwill and is being amortized over a ten-year period. The consolidated statements of income and retained earnings for the year ended December 31, 1993 includes the results of operations of Doral Federal since the date of the acquisition.

     Proforma results of operations for 1993 and 1992 as though the acquisition had been made at the beginning of such periods are substantially similar to actual results of operations for the periods and therefore are not presented.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company is primarily engaged in the origination, purchase and sale of FHA, VA and conventional first and second mortgage loans and in providing and/or arranging for interim financing for the construction of residences and other types of real estate developments in Puerto Rico and Florida. The Company, in combination with its subsidiaries, services FHA insured, VA guaranteed and conventional mortgage loans pooled for issuance of Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC) backed securities and collateralized mortgage obligations certificates issued by grantor trusts established by the Company (CMO Certificates). Doral Federal is a federal savings bank that operates through two branches located in Puerto Rico.

     The following summarizes the more significant accounting policies used by the Company.

ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES

     In January 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). This statement requires the Company to classify and account for investments on equity securities that have readily determinable fair values and all investments in debt securities as follows:

          Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost.

          Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings. Mortgage-backed securities held for sale in conjunction with mortgage banking activities must be classified as trading securities.

          Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     The adoption of this standard resulted in the classification of approximately $132 million in mortgage-backed securities as trading securities and the recognition of a gross unrealized gain of approximately $2.5 million as of January 1, 1994 ($1,215,000 net of approximately $880,000 in taxes and approximately $405,000 of related expenses). This unrealized gain is shown in the Consolidated Statement of Income and Retained Earnings under the caption "Cumulative Effect of Change in Accounting Principle -- Adoption of SFAS 115." Unrealized gains and losses on holdings of trading securities after January 1, 1994, are included in earnings as a component of mortgage loan sales and fees.

  Mortgage-backed securities, held for trading in 1994 and for sale in 1993

     Mortgage-backed securities held for trading are recorded at fair value. Changes in fair value are recorded currently in income since the adoption of FAS
115. Prior to the adoption of FAS 115, these securities were held for sale and therefore carried at the lower of cost or market.

  Mortgage-backed securities and investments held to maturity

     Mortgage-backed securities and investments held to maturity are recorded at amortized cost.

  Mortgage loans held for sale

     Mortgage loans held for sale are recorded at the lower of cost or market computed on an aggregate portfolio basis.

LOANS RECEIVABLE

     Loans receivable are held by Doral Federal principally for investment purposes. These consist of residential first and second mortgages, commercial and consumer loans with maturity dates ranging from one to twenty years.

     Loans receivable are presented at the unpaid balance, less unearned interest and allowance for loan losses. Unearned interest on commercial and consumer loans is amortized using a method which results in a uniform level rate of return on the principal amounts outstanding.

ALLOWANCES FOR LOSSES

     Allowances for losses provide for estimated losses on mortgage loans held for sale, loans receivable, accounts receivable and real estate held for sale based upon a review of the loan portfolio, loss experience, economic conditions and other pertinent factors.

     The Company estimates the fair value of the retained recourse obligation of loan sold with recourse at the time the loans are sold. Ordinarily the amounts involved are minimal insofar as the recourse obligations are met by substituting loans which the Company has generally been able to rehabilitate and resell for at least their carrying amount. Accordingly, a reserve for possible losses arising from recourse obligations has not been deemed necessary.

COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED

     The cost in excess of fair value of net assets acquired is amortized on the straight-line basis over their estimated useful lives (30 year period for the acquisition of Doral and RSC, and a 10 year period for the acquisition of Doral Federal).

                     FIRST FINANCIAL CARIBBEAN CORPORATION

INCOME AND EXPENSE RECOGNITION

     Loan origination fees and related direct loan origination costs are deferred and amortized to income as an adjustment of yield throughout the life of the related mortgage loan. Such fees and costs related to loans held for sale are deferred and recognized in income as a component of gain on sale of loans when the related loans are sold.

     Gains on sales of mortgages are recognized at the time of sale of pools, or individual loans, to investors.

SALE OF SECURITIES WITH PUT ARRANGEMENTS

     From time to time the Company may sell mortgage-backed securities and mortgage loans with put arrangements. In these arrangements the Company grants the buyer a put option that allow the buyer to sell the securities back to the Company at a negotiated price in the future. The accounting for these transactions (as borrowing or sale) is based on an assessment of the probability that the put option will be exercised. If on the transaction date, management determines that it is probable that the put option will be exercised, the transaction is accounted for as a borrowing. If it is not judged probable that the put option will be exercised, the transaction is accounted for as a sale.

     The premium collected on such put and any gain on the mortgage loans sold are deferred until the negotiated net option period expires. When a transaction is initially recorded as a sale but exercise of the put option later becomes probable, the Company accrues any losses expected upon the exercise of the put option and periodically adjusts the estimated loss accrual.

INTEREST RATE RISK MANAGEMENT

     The Company has various mechanisms to reduce its exposure to interest rate fluctuations, as they affect the values of the portfolio holdings and the prices of newly generated loans, loans to be originated and sales with put options.

     The Company enters into financial derivatives such as options on futures contracts designated as hedges which are marked to market on a monthly basis. Changes in the market value of future contracts that qualify as hedges of existing assets or liabilities are recognized as an adjustment of the carrying amount of the hedged items. Gains and losses related to contracts that are effective hedges are deferred to be recognized in income in the same period as gains and losses on the hedged item.

LOAN SERVICING

     The Company pools FHA insured and VA guaranteed mortgages for issuance of GNMA mortgage-backed securities. Also, conventional loans are pooled and issued as FNMA or FHLMC mortgage-backed securities and CMO certificates. Mortgages included in the resulting GNMA, FNMA and FHLMC pools, CMO certificates and certain pools of conventional loans sold to investors are serviced by the Company. The Company is required to advance funds to make scheduled payments to investors, if payments due have not been received from the mortgagors. At December 31, 1994, accounts receivable include advances to investors of approximately $3,100,000 (1993 -- $2,800,000). The Company is also required to foreclose on loans in the event of default by the mortgagor, and to make full payment on foreclosed loans. No asset or liability is recorded in the books of account of the Company for mortgages serviced, except for acquired servicing rights. Mortgage loan servicing fees, which are based on a percentage of the principal balances of the mortgages serviced, are credited to income as mortgage payments are collected.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

SALES OF SERVICING RIGHTS

     The Company recognizes gain or loss on the sale of servicing rights when the sales contract is executed, all regulatory related approvals are obtained and the title and all risks and rewards of ownership have been irrevocably transferred to the buyer.

EXCESS SERVICING FEES RECEIVABLE

     The Company sells substantially all of the mortgage loans it produces (other than those originated by Doral Federal) and retains the servicing rights thereto. These servicing rights entitle the Company to a future stream of cash flows based on the outstanding principal balance of the mortgage loans and the related contractual service fee. Gains and losses on sales of such loans are adjusted to reflect as income or loss servicing fees that vary from normal servicing fee rates set by federally approved secondary market makers. Accordingly, the Company has recorded, as excess servicing fees receivable, amounts equal to the present value of servicing fees to be received in future years in excess of normal rates based upon the estimated lives of the loans and using long-term interest rates that reflect the risks of the assets. The adjustment results in a receivable that is realized through receipt of the excess service fee over time. The Company evaluates periodically the net realizable value of its excess servicing fees receivable based on the present value of the estimated remaining future excess servicing fees revenue, using the same discount rate utilized to calculate the original excess servicing fees receivable asset. Any impairment in the value of the excess servicing fees receivable due to actual and anticipatory prepayment experience, is recognized currently as a reduction of excess servicing fees receivable. The resulting excess servicing fees receivable is amortized over the estimated life using a method approximating the level-yield method. This amortization is recorded as a reduction of servicing income.

PURCHASED MORTGAGE SERVICING RIGHTS

     Purchased mortgage servicing rights are initially recorded at the lower of cost or present value of estimated future net servicing income stream. The amount capitalized is amortized in proportion to, and over the period of, estimated net servicing income. Amortization is adjusted prospectively to reflect changes in prepayment experience. Any unamortized balance related to rights sold is charged to income at time of sale.

     Purchased mortgage servicing rights are analyzed quarterly by stratifying the mortgage servicing portfolio and reviewing the payment history on a pool-by-pool basis. Whenever it is determined that there is a prepayment pattern indicative that the fair value of the purchased mortgage servicing rights (determined based on estimated future net cash flows discounted at current rates) will be less than their carrying amounts, an impairment is recognized by charging such excess to income.

REAL ESTATE HELD FOR SALE

     The Company acquires real estate through foreclosures. These properties are held for sale and are stated at the lower of fair value, minus estimated costs to sell, or cost.

PROPERTY, LEASEHOLD IMPROVEMENTS AND EQUIPMENT

     Property, leasehold improvements and equipment are carried at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets or the terms of the leases, if shorter, for leasehold improvements, ranging from five to ten years.

INCOME TAXES

     In January 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). The adoption of FAS 109 changed the Company's method of

                     FIRST FINANCIAL CARIBBEAN CORPORATION
accounting for income taxes from the deferred method (APB11) to an asset and liability approach. Previously, the Company deferred the past tax effects of timing differences between financial reporting and taxable income. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. A valuation allowance is recognized for any deferred tax asset for which, based on management's evaluation, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized. The initial application of this standard had no effect because there were no significant temporary differences at January 1, 1993.

ACCOUNTING FOR IMPAIRMENT OF A LOAN

     In May 1993, the FASB issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan." This statement, which the Company must adopt for fiscal years beginning after December 15, 1994, requires that impaired loans that are within the scope of the statement be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

     The Company does not expect the adoption of this statement to have a material effect on the results of its operations or its financial condition.

ACCOUNTING FOR MORTGAGE SERVICING RIGHTS AND EXCESS SERVICING RECEIVABLES AND FOR SECURITIZATION OF MORTGAGE LOANS

     In June 1994, the Financial Accounting Standards Board (the "Board") issued an exposure draft that will change the accounting for servicing rights related to loans originated by an entity. These rights are not presently recognized in the financial statements. The Board concluded in this exposure draft, among other things, that an entity that services mortgage loans for others in return for a fee should recognize those servicing rights as assets, however acquired. The Board has indicated that it plans to issue a final statement in the second quarter of 1995.

     Management believes that initially the proposed changes will have a positive effect on the Company's results of operations and financial condition. However, as a final statement has not yet been issued, disclosure of monetary nature is not considered necessary.

STATEMENT OF CASH FLOWS

     Cash and cash equivalents include cash in banks and certificates of deposit (1994 -- $330,000 and 1993 -- $1,800,000) and other highly liquid securities with an original maturity of three months or less.

     At December 31, 1994, other highly liquid securities include $9,820,659 of securities purchased under agreements to resell as follows:

                                                             AMOUNT             MATURITY
                                                           ----------       ----------------
    Lehman Brothers Puerto Rico, Inc.....................  $4,903,008       January 3, 1995
    Merrill Lynch Government Securities of Puerto Rico,
      Inc................................................   4,917,651       January 3, 1995
                                                           ----------
                                                           $9,820,659
                                                            =========

                     FIRST FINANCIAL CARIBBEAN CORPORATION

EARNINGS PER SHARE

     Primary net income per share is determined by dividing net income, after deducting preferred stock dividends, by the weighted average number of common stock outstanding considering the dilutive effect of restricted stock awards.

     Fully diluted net income per share has been computed based on the assumption that all of the convertible preferred stock are converted into common stock.

     On October 25, 1993 the Company declared a two for one stock split on its shares of common stock outstanding. The stock split was effected in the form of a stock dividend of one additional share of common stock for each share of common stock held on record date of November 22,1993. As a result, a total of 3,381,069 shares of common stock were issued on December 10, 1993. Also as a result of the stock split referred to above, each outstanding share of the Company's Series A Preferred Stock is convertible into two shares of common stock at a conversion price of $5 per share.

     The number of shares of common stock used for computing the primary and fully diluted earnings per share was as follows:

                                                      1994            1993            1992
                                                    ---------       ---------       ---------
    Primary.......................................  6,942,734       6,614,854       5,321,600
    Fully diluted.................................  7,576,964       7,576,964       6,347,392

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The reported fair values of financial instruments are based on a variety of factors. For a substantial portion of financial instruments, fair values represent quoted market prices for identical or comparable instruments. In a few other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.

OTHER

     Certain amounts reflected in the 1993 and 1992 consolidated financial statements have been reclassified to conform to the presentation for 1994.

NOTE 3 -- COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED

     Doral and RSC were acquired in December 1986, these transactions were accounted for by the purchase method of accounting resulting in $1,620,000 of cost in excess of the fair value of net assets acquired. Subsequent contingent payments under the purchase agreements are accounted for as additional cost over the fair value of assets acquired. The amount of such pay-outs are determined based on a percentage ranging from 1/16% to 1/4% of the aggregate principal amount of mortgage loans closed. The deferred pay-out portion has been discounted using an imputed interest rate of 8%.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     The changes in cost in excess of fair value of net assets acquired are shown below:

                                                               YEAR ENDED DECEMBER 31,
                                                         ------------------------------------
                                                            1994         1993         1992
                                                         ----------   ----------   ----------
    Balance at beginning of period.....................  $6,536,570   $5,535,146   $5,331,726
    Contingent payments under Doral purchase
      agreement........................................     430,929      985,900      450,497
    Acquisition of Doral Federal Savings Bank..........          --      271,000           --
    Amortization expense...............................    (358,097)    (255,476)    (247,077)
                                                         ----------   ----------   ----------
    Balance at end of period...........................  $6,609,402   $6,536,570   $5,535,146
                                                          =========    =========    =========

     Total accumulated amortization relating to cost in excess of fair value of net assets acquired amounted to $2,975,502, $2,617,405 and $2,361,929 at December 31, 1994, 1993 and 1992, respectively.

NOTE 4 -- REGULATORY REQUIREMENTS

     The Company is a U.S. Department of Housing and Urban Development (HUD) approved, non-supervised mortgagee and must maintain an excess of current assets over current liabilities and a minimum net worth, as defined by the various regulatory agencies. The Company is also required to maintain fidelity bonds and errors and omissions insurance coverages based on the balance of its servicing portfolio.

     As a result of the acquisition of Doral Federal, the Company became legally a savings and loan holding company ("SLHC") subject to the restrictions and requirements of the Home Owners' Loan Act of 1933, as amended (the "HOLA"). As a SLHC, the Company was required to register with the Director of the Office of Thrift Supervision (the "OTS") and is subject to various requirements of the HOLA, including examination, supervision and reporting requirements. Federal law and OTS regulations place certain limits on the types of activities in which a SLHC and its subsidiaries may engage. However, in general, these activity restrictions do not apply to a holding company that controls only one savings and loan association, provided such association meets the "qualified thrift lender" test which generally requires the association to have 65% of its portfolio assets in "qualified thrift investments." For Puerto Rico based institutions, these investments include, among other things, home mortgages, mortgage-backed securities, and personal loans. Doral Federal is also subject to certain regulatory capital requirements. The Company has complied with these regulatory requirements.

NOTE 5 -- MORTGAGE LOANS HELD FOR SALE

     Mortgage loans held for sale consist of:

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  1994             1993
                                                              ------------     ------------
    Mortgage Loans:
      Conventional loans....................................  $194,208,574     $161,239,636
      FHA/VA loans..........................................    60,275,811       93,541,434
      Construction and commercial loans.....................     9,288,998        7,734,456
                                                              ------------     ------------
                                                              $263,773,383     $262,515,526
                                                               ===========      ===========

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     At December 31, 1994, the aggregate amortized cost and approximate market value of these loans are as follows:

 AMORTIZED       GROSS UNREALIZED     GROSS UNREALIZED     APPROXIMATE
    COST          HOLDING GAINS        HOLDING LOSSES      MARKET VALUE
------------     ----------------     ----------------     ------------
$263,773,383        $2,548,760          ($ 1,669,790)      $264,652,353
 ===========      ============          ============        ===========

     Proceeds from sales of mortgage loans held for sale and mortgage-backed securities held for trading during 1994 were approximately $774,313,000
(1993 -- $1,656,000,000). Gross gains of $56,010,000 (1993 -- $49,882,000) and gross losses of $41,452,000 (1993 -- $14,652,000) were realized on those sales.

     At December 31, 1994, construction and commercial loans include approximately $4,260,000 in which the accrual of interest income has been discontinued. This amount includes approximately $2,900,000 (plus accrued interest) of loans which the Company is contractually entitled to transfer to a non-related financial institution on a non-recourse basis. If these loans had been accruing interest, the additional interest income realized would have been approximately $230,000.

NOTE 6 -- MORTGAGE-BACKED SECURITIES HELD FOR TRADING

     Mortgage-backed securities held for trading consist of:

                                                                          DECEMBER 31,
                                                                  -----------------------------
                                                                      1994             1993
                                                                  ------------     ------------
Mortgage-backed securities:
  CMO certificates..............................................  $158,252,188     $ 53,267,904
  GNMA..........................................................   152,494,112       48,652,131
  FHLMC.........................................................     7,217,040       23,442,533
  FNMA..........................................................     1,240,234          353,411
                                                                  ------------     ------------
                                                                  $319,203,574     $125,715,979
                                                                   ===========      ===========

CMO certificates include the following:

                                                                           DECEMBER 31,
                                                                   ----------------------------
                                                                       1994            1993
                                                                   ------------     -----------
Certificates of other issuers....................................  $137,824,467     $39,769,904
Residual certificates, CMO's established by the Company..........     9,355,934       9,448,000
Subordinated certificates, CMO's established by the Company......    11,071,787       4,050,000
                                                                   ------------     -----------
                                                                   $158,252,188     $53,267,904
                                                                    ===========      ==========

     At December 31, 1994, CMO certificates include approximately $16,251,000 of interest only certificates.

     Net unrealized holding losses on trading securities included in earnings at December 31, 1994 include the following:

    Unrealized holding losses included in mortgage loan sales and fees......  ($3,985,000)
    Unrealized holding gains presented as Cumulative Effect of Change in
      Accounting Principle..................................................    2,500,000
                                                                              -----------
              Net unrealized holding losses.................................  ($1,485,000)
                                                                               ==========

                     FIRST FINANCIAL CARIBBEAN CORPORATION

NOTE 7 -- MORTGAGE-BACKED SECURITIES AND INVESTMENTS HELD TO MATURITY

     Mortgage-backed securities and investments held to maturity consist of:

                                                               DECEMBER 31,
                                            ---------------------------------------------------
                                                      1994                       1993
                                            -------------------------   -----------------------
                                             AMORTIZED       FAIR       AMORTIZED       FAIR
                                               COST          VALUE         COST        VALUE
                                            -----------   -----------   ----------   ----------
    Mortgage backed securities:
      CMO certificates of other issuers...  $42,052,074   $42,175,115           --           --
      FHLMC...............................    4,600,372     4,469,976   $2,958,750   $2,914,000
      FNMA................................    7,747,202     7,308,743    3,169,100    3,160,000
    Debt securities:
      Federal Home Loan Bank Notes........    9,972,150     9,712,450           --           --
      U.S. Treasury Notes.................    1,984,296     1,949,360           --           --
    Other investments:
      FHLB stock at cost..................      715,000       715,000           --           --
      Mortgage notes receivables..........      448,332       448,332      402,472      402,472
                                            -----------   -----------   ----------   ----------
                                            $67,519,426   $66,778,976   $6,530,322   $6,476,472
                                             ==========    ==========    =========    =========

     Management has the intent to hold these securities and believes it has the ability to hold them to maturity by obtaining continuing financing under its existing credit facilities. In addition, part of the above securities are held by Doral Federal and the maturities of these have generally been matched against the subsidiary's deposits.

     At December 31, 1994, CMO certificates include approximately $4,943,000 of interest only certificates.

     Contractual maturities of mortgage-backed securities and investments held to maturity at December 31, 1994 are as follows:

                                                                 MBS           DEBT SECURITIES
                                                             -----------       ---------------
    After 1 year through five years........................  $24,625,724         $12,404,778
    After 5 years through 10 years.........................   17,426,350                  --
    After 10 years.........................................   12,347,574                  --
                                                             -----------       ---------------
                                                             $54,399,648         $12,404,778
                                                              ==========         ===========

     Amount due within one year is not significant.

     Aggregate gross unrealized holding gains and losses are as follows:

                                                                  DECEMBER 31,
                                                   ------------------------------------------
                                                     1994       1993        1994       1993
                                                   --------    -------    --------    -------
                                                           MBS              DEBT SECURITIES
                                                   -------------------    -------------------
    Gross unrealized holding gains...............  $397,026         --          --         --
                                                   ========    =======    ========    =======
    Gross unrealized holding losses..............  $842,839    $53,850    $294,637         --
                                                   ========    =======    ========    =======

                     FIRST FINANCIAL CARIBBEAN CORPORATION

NOTE 8 -- LOANS RECEIVABLE

     Loans receivable consist of:

                                                                  1994              1993
                                                               -----------       ----------
    Construction loans.......................................  $ 1,060,528       $  178,856
    Residential mortgage loans...............................   23,292,969        6,439,390
    Commercial real estate...................................    2,044,120          576,181
    Consumer -- Secured by mortgage..........................    6,283,092               --
    Consumer -- other........................................    1,008,704        1,442,252
    Loans on savings deposits................................      956,212          710,931
    Commercial...............................................      392,940          440,104
    Leases...................................................       27,727          127,083
    Land secured.............................................      183,896               --
                                                               -----------       ----------
              Gross loans....................................   35,250,188        9,914,797
                                                               -----------       ----------
    Less:
      Unearned interest and deferred loan fees...............      (13,204)        (119,344)
      Reserve for loan losses................................     (428,046)        (234,200)
                                                               -----------       ----------
                                                                  (441,250)        (353,544)
                                                               -----------       ----------
              Total loans....................................  $34,808,938       $9,561,253
                                                                ==========        =========

     As of December 31, 1994, Doral Federal has loans amounting to approximately $459,000 in which the accrual of interest income had been discontinued. If these loans had been accruing interest, the additional interest income realized would have been approximately $57,000.

     Doral Federal originates adjustable and fixed interest rate loans. The adjustable rate loans have interest rate adjustment limitations and are generally tied to various market indexes. Future market factors may affect the correlation of the interest rate adjustment with the rate Doral Federal pays on the short-term deposits that have primarily funded these loans. At December 31, 1994 the composition of loans receivable was as follows:

                                                    ADJUSTABLE RATES
             FIXED RATES                  -------------------------------------
-------------------------------------          TERM TO DATE
   TERM TO MATURITY       BOOK VALUE        OF RATE ADJUSTMENT      BOOK VALUE
----------------------    -----------     ----------------------    -----------
1 month -- 1 year         $   853,895     1 month -- 1 year         $ 2,996,441
1 year -- 3 years           1,333,774     Non-performing                251,519
                                                                    -----------
3 years -- 5 years          2,963,533
5 years -- 10 years         7,597,972                               $ 3,247,960
                                                                     ==========
10 years -- 20 years       10,511,433
Over 20 years               8,093,279
Non-performing                207,092
                          -----------
                          $31,560,978
                           ==========

                     FIRST FINANCIAL CARIBBEAN CORPORATION

NOTE 9 -- ALLOWANCES FOR LOSSES

     The changes in the allowances for losses were as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                1994         1993         1992
                                                             ----------   ----------   ----------
Accounts receivable and mortgage servicing advances:
  Balance at beginning of period...........................  $1,446,563   $1,283,925   $1,051,425
  Provision for losses.....................................     132,000      889,500      315,055
  Losses charged to the allowance..........................     (14,862)    (726,862)     (82,555)
                                                             ----------   ----------   ----------
  Balance at end of period.................................  $1,563,701   $1,446,563   $1,283,925
                                                              =========    =========    =========
Real estate held for sale:
  Balance at beginning of period...........................  $  525,000   $  400,000   $       --
  Provision for losses.....................................          --      100,000      400,000
  Losses charged to the allowance..........................    (168,965)          --           --
  Other....................................................          --       25,000           --
                                                             ----------   ----------   ----------
  Balance at end of period.................................  $  356,035   $  525,000   $  400,000
                                                              =========    =========    =========
Reserve for bank loan losses:
  Balance at beginning of period...........................  $  234,200   $  516,200
  Provision for loan losses................................     167,523       23,000
  Recoveries...............................................      26,323           --
  Losses charged to the allowance..........................          --     (305,000)
                                                             ----------   ----------
  Balance at end of period.................................  $  428,046   $  234,200
                                                              =========    =========

NOTE 10 -- EXCESS SERVICING FEES RECEIVABLE

     The changes in excess servicing fees receivable are shown below:

                                                                 YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------
                                                            1994           1993          1992
                                                        ------------   ------------   -----------
Balance at beginning of period........................  $  3,463,945   $    521,591   $        --
Additions.............................................     5,859,312      3,103,139       549,591
  Amortization
     Scheduled........................................      (566,668)      (160,785)      (28,000)
     Unscheduled......................................            --             --            --
                                                        ------------   ------------   -----------
Balance at end of period..............................  $  8,756,589   $  3,463,945   $   521,591
                                                         ===========    ===========    ==========

     No write-down of excess servicing fees receivable was required during any of the above periods.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

NOTE 11 -- PROPERTY, LEASEHOLD IMPROVEMENTS AND EQUIPMENT

     Property, leasehold improvements and equipment consist of:

                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                       1994            1993
                                                                    -----------     -----------
Office furniture and equipment....................................  $ 5,984,310     $ 4,316,131
Leasehold improvements............................................    4,243,689       2,953,177
Automobiles.......................................................      287,211         334,912
Real estate under rental agreements...............................       73,660          73,660
Office building...................................................      406,815         398,695
                                                                    -----------     -----------
                                                                     10,995,685       8,076,575
  Less -- Accumulated depreciation and amortization...............   (3,528,705)     (2,448,353)
                                                                    -----------     -----------
                                                                      7,466,980       5,628,222
Construction in progress related to leasehold improvements........           --         142,971
                                                                    -----------     -----------
                                                                    $ 7,466,980     $ 5,771,193
                                                                     ==========      ==========

NOTE 12 -- PURCHASED MORTGAGE SERVICING RIGHTS

     The changes in purchased mortgage servicing rights are shown below:

                                                              YEAR ENDED DECEMBER 31,
                                                       --------------------------------------
                                                          1994         1993          1992
                                                       ----------   -----------   -----------
    Balance at beginning of period...................  $3,994,788   $ 4,416,955   $ 4,671,864
    Capitalization of rights on loans purchased......     581,130        69,833       251,091
    Rights sold......................................    (302,827)           --            --
    Impairments......................................          --            --            --
    Amortizations:
      Scheduled......................................    (730,059)     (492,000)     (506,000)
      Unscheduled....................................          --            --            --
                                                       ----------   -----------   -----------
    Balance at end of period.........................  $3,543,032   $ 3,994,788   $ 4,416,955
                                                        =========    ==========    ==========

     Acquisitions in 1993 includes $54,980 of servicing rights related to the acquisition of Doral Federal. The Company's servicing portfolio amounted to approximately $2,644,000,000 and $2,375,000,000 at December 31, 1994 and 1993,
respectively, including $112,000,000 and $164,000,000 respectively, of loans sold with recourse which are not government guaranteed or insured.

     During the years ended December 31, 1994, 1993 and 1992, the Company sold rights to service loans, amounting to approximately $202,000,000, $198,700,000 and $53,400,000, respectively. No servicing rights were purchased in 1994, 1993 and 1992.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

NOTE 13 -- ACCOUNTS PAYABLE AND OTHER LIABILITIES

     Accounts payable and other liabilities consist of the following:

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                   1994            1993
                                                                -----------     -----------
    Amounts retained on mortgage loans, generally paid within
      5 days..................................................  $ 3,044,286     $11,723,787
    Customer mortgages and closing expenses payable...........    1,235,655       5,351,719
    Deferred compensation plan................................    2,416,948       2,663,722
    Incentive compensation payable............................    3,302,446       7,472,221
    Accrued expenses and other payables.......................    7,793,309      11,190,134
                                                                -----------     -----------
                                                                $17,792,644     $38,401,583
                                                                 ==========      ==========

NOTE 14 -- LOANS PAYABLE

     At December 31, 1994 and 1993, the Company had several mortgage warehousing lines of credit and gestation or presale facilities totalling $367,000,000 and $257,500,000, respectively. Advances under these facilities are secured by loans held for inclusion in GNMA, FNMA and FHLMC pools or for sale to financial investors. Loans payable consist of the following:

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  1994             1993
                                                              ------------     ------------
    Loans payable resulting from use of warehousing lines of
      credit and gestation or presale facilities. At various
      variable rates averaging 7.17% and 4.60% at December
      31, 1994 and 1993, respectively, and other financing
      arrangements..........................................  $265,705,957     $192,615,644
    Demand note payable at 10% interest, interest due
      monthly, collateralized by CMO certificates...........     3,250,000               --
    Unsecured medium term notes, payable at interest rates
      ranging from 11.23% to 13.63%, final payment dates
      ranging from May 31, 1995 to December 31, 1996........     3,170,000               --
    Due to Bank, collateralized by stockholder's assets with
      approximate market value of $4,900,000, at 5.90%
      interest rate and due on December 8, 1995.............     4,540,000               --
    Unsecured notes payable at 9% interest rate, final
      payment dates ranging from August 1996 to September
      1998..................................................     6,095,480               --
    Note payable to bank....................................            --          178,531
                                                              ------------     ------------
                                                              $282,761,437     $192,794,175
                                                               ===========      ===========

     Maximum borrowings outstanding at any month-end during 1994 and 1993 were $283,000,000 and $227,000,000, respectively. The approximate average outstanding borrowings during the periods were $149,000,000 and $198,000,000, respectively. The weighted average interest rate of such borrowings, computed on a monthly basis, was 5.7% in 1994 and 4.2% in 1993.

     In December 1994 the Company completed a private placement of medium term notes amounting to $3,170,000 with varying maturities ranging from six months to two years. These notes were offered exclusively to residents of Puerto Rico in a private placement that was exempt from the registration requirements under the Securities Act of 1933, as amended. The notes are unsecured.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     The existing warehousing credit facilities require the Company to maintain certain capital ratios and to comply with other requirements. At December 31, 1994, the Company was in compliance with these requirements.

     At December 31, 1994 the scheduled aggregate annual maturities of loans payable were approximately as follows:

                          YEAR ENDING DECEMBER 31,
    ---------------------------------------------------------------------
    1995.................................................................    $275,325,957
    1996.................................................................       4,260,480
    1997.................................................................       2,390,000
    1998.................................................................         785,000
                                                                             ------------
                                                                             $282,761,437
                                                                              ===========

NOTE 15 -- SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     The Company sells mortgage-backed securities and mortgage loans under agreements to repurchase. At December 31, 1994 and 1993, the Company had several repurchase agreement lines of credit, totalling $560,000,000 and $215,000,000, respectively. At December 31, 1994 and 1993, the Company had a liability of $303,730,017 and $143,199,642, respectively, relating to such agreements at interest rates ranging from 3.77% to 6.75% in 1994 and 2.9% to 9.0% in 1993.

     These agreements mature at various dates as follows:

DECEMBER 31, 1994:

                                                                                 APPROXIMATE
                                                                               MARKET AND BOOK
                                                             REPURCHASE      VALUE OF UNDERLYING
                       TYPE OF SECURITY                      LIABILITY           SECURITIES
    ------------------------------------------------------  ------------     -------------------
    GNMA(1)...............................................  $ 90,648,904        $  98,448,093
    FHLMC(1)..............................................     4,360,352            4,995,961
    CMO Certificates(1)...................................   144,785,836          166,578,950
                                                            ------------     -------------------
                                                             239,795,092          270,023,004
                                                            ------------     -------------------
    GNMA(2)...............................................     9,399,101           10,461,432
    CMO Certificates(2)...................................    14,662,910           16,719,287
                                                            ------------     -------------------
                                                              24,062,011           27,180,719
                                                            ------------     -------------------
    GNMA(6)...............................................    37,058,246           42,735,912
    FHLMC(6)..............................................       979,260            1,240,234
    FNMA(6)...............................................     1,835,408            2,221,079
                                                              39,872,914           46,197,225
                                                            ------------     -------------------
                                                            $303,730,017        $ 343,400,948
                                                             ===========        =============

     Since January 1, 1994, the underlying securities are accounted for at market as required by FAS 115. Therefore, carrying amounts and market value are the same.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

DECEMBER 31, 1993:

                                                                                   APPROXIMATE
                                                   BOOK VALUE OF                  MARKET VALUE
                                                    UNDERLYING      REPURCHASE    OF UNDERLYING
                  TYPE OF SECURITY                  SECURITIES      LIABILITY      SECURITIES
    ---------------------------------------------  -------------   ------------   -------------
    GNMA(1)......................................  $  14,628,596   $ 12,945,001   $  14,865,127
    FHLMC(1).....................................     20,952,707     20,728,297      20,719,930
    CMO Certificates(1)..........................     18,737,511     21,574,579      19,327,187
    Conventional Loans(1)........................     34,455,652     28,610,265      34,455,652
                                                   -------------   ------------   -------------
                                                      88,774,466     83,858,142      89,367,896
                                                   -------------   ------------   -------------
    CMO Certificates(2)..........................     16,027,450     15,700,000      16,302,500
                                                   -------------   ------------   -------------
    CMO Certificates(4)..........................      5,054,379      3,120,480       5,045,982
                                                   -------------   ------------   -------------
    CMO Certificates(5)..........................      1,048,182        785,000       1,037,700
                                                   -------------   ------------   -------------
    GNMA(6)......................................     34,476,127     36,671,667      35,796,639
    FHLMC(6).....................................      2,527,855      2,688,836       2,543,110
    FNMA(6)......................................        353,035        375,517         359,507
                                                   -------------   ------------   -------------
                                                      37,357,017     39,736,020      38,699,256
                                                   -------------   ------------   -------------
                                                   $ 148,261,494   $143,199,642   $ 150,453,334
                                                     ===========    ===========     ===========

---------------

(1) Term up to 30 days
(2) Term over 30 days to 90 days
(3) Term over 90 days to 1 year
(4) Term between 1 to 3 years
(5) Term between 3 to 5 years
(6) Term between 5 to 8 years

     Maximum borrowings outstanding at any month-end during 1994 and 1993 under the agreements to repurchase were $353,000,000 and $152,000,000, respectively. The approximate average borrowings outstanding during the periods were $302,000,000 and $125,000,000, respectively. The weighted average interest rate of such borrowings, computed on a monthly basis was 4.33% in 1994 and 3.34% in 1993.

     At December 31, 1994, securities sold under agreements to repurchase are classified by dealer as follows:

                                                                               APPROXIMATE
                                                                               MARKET VALUE
                                                                                    OF
                                                                 BALANCE OF     UNDERLYING
                                                                 BORROWING      SECURITIES
                                                                ------------   ------------
    Lehman Brothers Puerto Rico, Inc..........................  $114,351,089   $132,262,320
    CS First Boston (Puerto Rico), Inc........................   126,747,688    140,394,656
    PaineWebber, Inc. of Puerto Rico..........................    12,178,622     14,508,969
    Merrill Lynch Government Securities of Puerto Rico, SA....    35,779,545     39,456,075
    Bear Stearns Securities Corp..............................    10,493,073     12,137,928
    CS First Boston Corporation...............................     4,180,000      4,641,000
                                                                ------------   ------------
              Total...........................................  $303,730,017   $343,400,948
                                                                 ===========    ===========

                     FIRST FINANCIAL CARIBBEAN CORPORATION

NOTE 16 -- DEPOSIT ACCOUNTS

     At December 31, deposits and their weighted average interest rates are summarized as follows:

                                                              1994                 1993
                                                       ------------------   ------------------
                                                         AMOUNT       %       AMOUNT       %
                                                       -----------   ----   -----------   ----
    Regular savings..................................  $ 5,621,092   2.99   $ 4,880,761   2.98
    NOW accounts.....................................    2,788,200   3.14     2,146,504   3.12
    Non-interest bearing deposits....................   23,774,402     --    14,034,261     --
    Certificates of deposit..........................   34,287,417   5.56     5,389,320   3.33
                                                       -----------   ----   -----------   ----
                                                       $66,471,111   2.73   $26,450,846   1.59
                                                        ==========   ====    ==========   ====

     At December 31, 1994 certificates of deposit over $100,000 in the aggregate amounted to $7,690,000. A summary of certificates of deposit by maturity as of December 31, 1994 follows:

                                                                      1994          1993
                                                                   -----------   ----------
    Within one year..............................................  $10,591,820   $5,249,618
    One to two years.............................................    1,155,840           --
    Two to three years...........................................   17,697,646           --
    Three to four years..........................................      992,112       45,000
    Four to five years...........................................       34,202       14,202
    Five years and thereafter....................................    3,815,797       80,500
                                                                   -----------   ----------
                                                                   $34,287,417   $5,389,320
                                                                    ==========    =========

     A summary of certificates of deposit by interest rate at December 31, 1994 follows:

                                      RATE                                      AMOUNT
    ------------------------------------------------------------------------  -----------
    2.9% or less............................................................  $    16,000
    From 3.00% to 3.99%.....................................................       47,497
    From 4.00% to 4.99%.....................................................    9,720,574
    From 5.00% to 5.99%.....................................................   14,258,235
    From 6.00% to 6.99%.....................................................    5,818,772
    From 7.00% to 8.00%.....................................................    4,426,339
                                                                              -----------
              Total.........................................................  $34,287,417
                                                                               ==========

     At December 31, 1994, Doral Federal has deposits from officers, directors, employees and major stockholders of the Company amounting to approximately $1,400,000 (1993 -- $1,300,000).

     The Company as a servicer of loans is required to maintain certain balances on behalf of the borrowers, called escrow funds. At December 31, 1994, escrow funds amounted to approximately $32,125,000 (1993 -- $62,650,000), of which $21,132,000 were deposited with Doral Federal (1993 -- $7,754,000). The remaining escrow funds, $10,993,000 (1993 -- $54,896,000), were deposited with other banks and therefore excluded from the Company's assets and liabilities.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

NOTE 17 -- ADVANCES FROM THE FEDERAL HOME LOAN BANK

     At December 31, 1994, advances from the Federal Home Loan Bank of New York ("FHLB") consist of the following:

    7.76% due on August 21, 1996..............................................  $400,000
    Other.....................................................................    19,245
                                                                                --------
                                                                                $419,245
                                                                                ========

     At December 31, 1994, the Company had qualified collateral, in the form of first mortgage notes and mortgage-backed securities with a carrying value of $6,994,693, of which approximately $480,000 were pledged to secure advances from the FHLB. The remaining collateral was available to secure additional advances from the FHLB.

NOTE 18 -- INCOME TAXES

     Under the provisions of Law No. 38 of May 20, 1983, the Company is exempt from the payment of Puerto Rico income taxes on the interest earned on mortgages on residential properties located in Puerto Rico which were executed after June 30, 1983, and are insured or guaranteed pursuant to the provisions of the National Housing Act of June 27, 1934, as amended, and pursuant to the Provisions of the Servicemen's Readjustment Act of 1944, as amended. As a result, net interest income has generally represented a greater proportion of the Company's total net income than that of a typical non-Puerto Rican mortgage banking institution. The Company holds exempt loans and mortgage-backed securities for periods of time prior to sale, in order to maximize the tax exempt interest produced by these securities and loans.

     Doral Federal, as a federally chartered financial institution operating in Puerto Rico, is subject to U.S. Federal income taxes. Doral Federal has filed an election under Section 936 of the U.S. Internal Revenue Code, whereby a possession tax credit is allowed for federal income taxes attributable to income from operations in Puerto Rico.

     The Omnibus Budget Reconciliation Act of 1993 limited the 936 credit effective for tax years beginning in 1994 to 60% and would be reduced by 5% per year until 1998. Substantially all income of the Company was from its mortgage banking business in Puerto Rico and, therefore, the amount of the 936 credit, if any, as well as the United States income tax was not significant.

     Consolidated tax returns are not permitted under the Puerto Rico Income Tax Law, therefore, income tax returns are filed individually by each Company.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     The provision for income taxes differs from amounts computed by applying the applicable Puerto Rico statutory tax rate to income before taxes. A reconciliation of the difference follows:

                                                            YEAR ENDED DECEMBER 31,
                               ---------------------------------------------------------------------------------
                                         1994                        1993                        1992
                               -------------------------   -------------------------   -------------------------
    Income before income
      taxes..................         $20,840,112                 $30,921,245                 $16,415,916
                                      ===========                 ===========                 ===========


                                             % OF PRETAX                 % OF PRETAX                 % OF PRETAX
                                 AMOUNT        INCOME        AMOUNT        INCOME        AMOUNT        INCOME
                               -----------   -----------   -----------   -----------   -----------   -----------
    Tax at statutory rates...  $ 8,752,847       42.0      $12,986,923       42.0      $ 6,894,684       42.0
    Tax effect of exempt
      interest
      income -- net..........   (5,435,541)     (26.1)      (2,717,262)      (8.8)      (2,185,608)     (13.3)
    Tax effect of capital
      gains..................     (510,588)      (2.5)        (471,920)      (1.5)        (414,269)      (2.5)
    Tax effect of dividend
      income.................                                                           (1,261,584)      (7.7)
    Tax effect of
      amortization of
      goodwill, other non-
      deductible expenses and
      other..................      602,877        2.9         (196,060)      (0.7)         337,874        2.0
                               -----------   -----------   -----------   -----------   -----------   -----------
             Provision for
               income
               taxes.........  $ 3,409,595       16.3      $ 9,601,681       31.0      $ 3,371,097       20.5
                               ============  ==========    ============  ==========    ============  ==========

     At December 31, the components of the net deferred tax liability are:

                                                                   1994            1993
                                                                -----------     -----------
    Deferred tax liabilities resulting from:
      Untaxed income..........................................  $(3,700,899)    $(1,365,000)
      Deferred costs..........................................   (2,139,000)     (1,095,000)
                                                                -----------     -----------
                                                                 (5,839,899)     (2,460,000)
                                                                -----------     -----------
    Deferred tax assets:
      Unrealized losses.......................................    1,266,000              --
      Net operating loss......................................      797,000              --
                                                                -----------     -----------
                                                                  2,063,000              --
                                                                -----------     -----------
    Net deferred tax liability................................  $(3,776,899)    $(2,460,000)
                                                                 ==========      ==========

     Deferred income tax expense for the year ended December 31, 1994 amounted to $1,316,899 of which $436,899 is presented as current and $880,000 is shown as part of the cumulative effect of change in accounting principle.

     At December 31, 1994 net operating losses available to offset future taxable Puerto Rico source income are as follows:

                                                                 AMOUNT        EXPIRES ON
                                                               ----------     -------------
     Doral...................................................  $1,900,000     2001
     Doral Federal...........................................     600,000     1997 to 2000

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     On October 31, 1994 a new income tax law (the "New Law") was approved by the Government of Puerto Rico. Among the most important changes included in the New Law are:

          Reduction of the maximum corporate income tax rate from 42% to 39%.

            Elimination of the reserve method for bad debts and prorated recapture of outstanding balance as of June 30, 1995 over a four year period.

          Use of a new accelerated method of depreciation.

          Reduction of the income tax rate on dividends.

     Substantially all changes are effective on July 1, 1995. Management believes that these changes will not have a material effect on Company's results of operations or financial position.

NOTE 19 -- RELATED PARTY TRANSACTIONS

     On December 8, 1994, the Company entered into an agreement with one of its stockholders. Under the agreement the stockholder provided the Company approximately $4,700,000 of GNMA backed securities which the Company sold under agreements to repurchase to another financial institution. In exchange for providing the GNMA backed securities, the stockholder received approximately $4,700,000 of CMO Class B Subordinated Certificates. As part of the agreement, the Company pledged as collateral to the stockholder approximately $1,500,000 of CMO Class B subordinated certificates. Such collateral was provided to protect the stockholder from changes in the market price of the CMO Class B Subordinated Certificates.

     Mortgage loans held for sale include approximately $280,000 of loans to various officers of the Company at prevailing interest rates (1993 -- $521,000).

     The Company paid a computer service bureau, in which it holds a 25% interest, $726,000, $617,000 and $410,000 for services rendered during the years ended December 31, 1994, 1993 and 1992, respectively. At December 31, 1994 and 1993 company's equity in this service bureau was not significant.

     The Company has a 15% interest in a real estate partnership amounting to approximately $135,000 and which is carried at cost because of its immateriality. At December 31, 1994 and 1993, Mortgage-backed securities and investments held to maturity include approximately $450,000 and $400,000, respectively due from the Partnership. In addition, at December 31, 1994 and 1993, Accounts receivable includes approximately $510,000 due from the Partnership.

NOTE 20 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and sell mortgage-backed securities and loans, and options on futures contracts. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

     The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company's exposure to credit losses in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. At December 31, 1994, commitments to extend credit to individuals for residential mortgages amounted to approximately $7,600,000 and commitments to sell mortgage-backed securities and loans amounted to approximately $54 million. Management believes that the Company has the ability to meet these commitments and that no loss will result from the same. Commitments

                     FIRST FINANCIAL CARIBBEAN CORPORATION
to extend credit are agreements to lend a customer as long as the conditions established in the contract are met. Commitments generally have fixed expiration dates or other termination clauses.

     Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

     The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the company upon extension of credit, is based on management's credit evaluation of the counterparty. A geographic concentration exist within the Company's mortgage loans portfolio since most of the Company's business activity is with customers located in Puerto Rico.

     The Company controls the credit risk of its future contracts through credit approvals, limits and monitoring procedures. Options on future contracts confer the right from sellers to buyer to take a future position at a stated price. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates. Collateral for securities purchased under agreements to resell is kept by the seller under custody agreements. Collateral for securities sold under agreements to repurchase is kept by the purchaser.

NOTE 21 -- PENSION AND COMPENSATION PLANS

     The Company has a noncontributory target benefit pension plan ("the Plan"). The Plan covers all full time Company employees that have completed one year of service and have attained age 21.

     Under the Plan, the Company contributes annually the funding amount which is projected to be necessary to fund the target benefit. The target benefit is based on years of service and the employees' compensation, as defined in the Plan. The Company has the right to terminate the Plan at any time. Upon termination, all amounts credited to the participants' accounts will become 100% vested.

     Contributions to the Plan during the years ended December 31, 1994, 1993 and 1992 amounted to approximately $700,000, $503,000 and $120,000, respectively. Plan assets consist principally of mortgage loans purchased from the Company and mortgage-backed securities.

     The Company has unfunded deferred incentive compensation arrangements (the "Deferred Compensation") with certain employees. The Deferred Compensation is determined as a percentage of net income arising from the mortgage banking activities, as defined, and is payable to participants after a five year vesting period. For the year ended December 31, 1994 there was no deferred compensation expense. The expense for the years ended December 31, 1993 and 1992, amounted to approximately $885,000 and $568,000, respectively.

     The Company also has incentive compensation arrangements with certain employees payable currently. The incentive payments are based on the amount of mortgage loans closed and consolidated net income in excess of established return on stockholders' equity, as defined in the agreements. The expense under these arrangements for the years ended December 31, 1994, 1993 and 1992 amounted to approximately $2,721,000, $7,866,000 and $3,370,000, respectively.

NOTE 22 -- COMMITMENTS AND CONTINGENCIES

     The Insurance and Indemnity Agreements (the "Agreements") covering certain financial guaranty insurance policies, that insure the payment of senior certificates issued by CMO grantors trusts established by the Company, provide, among other things, for the following:

     The Company's consolidated debt shall not exceed 1000% (10 times) of consolidated stockholders' equity.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

          The Company cannot sell, transfer or pledge the residual certificates issued by the trusts (amounting to approximately $6,100,000) without the insurance company approval because the residual certificates are pledged as collateral to the insurance company.

     At December 31, 1994 the Company was in compliance with these requirements.

     The Company has several noncancellable operating leases for office facilities expiring through 2005. Total minimum rental commitments for leases in effect at December 31, 1994 are as follows:

                                      YEAR                                       AMOUNT
    -------------------------------------------------------------------------  ----------
    1995.....................................................................  $1,884,000
    1996.....................................................................   1,514,000
    1997.....................................................................     980,000
    1998.....................................................................     601,000
    1999.....................................................................     426,000
    2000 and thereafter......................................................      80,000

     Total rental expense for the years ended December 31, 1994, 1993 and 1992 amounted to approximately $2,675,000, $1,445,000 and $817,000, respectively.

     The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position or results of operations of the Company.

     During 1994 the Company sold mortgage-backed securities and mortgage loans with put options.

     At December 31, 1994, the amount sold and the date on which the net option periods expire are as follows:

AMOUNT SOLD                                                 OPTION EXPIRES ON
------------                                             -----------------------
$ 33,500,000   ........................................  Within six months
 112,400,000   ........................................  Six months to one year
  24,900,000   ........................................  One to two years
  28,900,000   ........................................  Three to four years
------------
$199,700,000
 ===========

     If the put option is exercised, the Company would have to buy back approximately $176,900,000 at the original sales price and approximately $22,800,000 at par.

     As part of its hedging program, the Company includes the risks associated with its put arrangements.

NOTE 23 -- CAPITAL STOCK AND PAID-IN CAPITAL

     The Company has a Restricted Stock Plan (the "Restricted Stock Plan") and a Stock Option Plan. The Restricted Stock Plan provides for the granting of up to 250,000 shares of common stock to selected officers at no cost. At December 31, 1994 and 1993, the number of shares awarded and issued under the Restricted Stock Plan was 177,806 shares, including 88,903 shares issued on December 10, 1993 as result of the stock split (1992- 88,903 shares). The terms of the Restricted Stock Plan permit the imposition of restrictions ranging from one to five years on the sale or disposition of the shares issued. At December 31, 1994, 38,100 of the shares issued under the Restricted Stock Plan were subject to such restrictions. The Stock Option Plan provides for selected officers and key employees to purchase up to 300,000 shares of common stock at prices equal to the fair market value on date of grant. No options have been awarded.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     The Company's 10.5% Cumulative Convertible Preferred Stock Series A, has a liquidation preference of $10 per share plus accrued dividends and is convertible at the option of the holder into two shares of common stock at a conversion price of $5 per share. It is redeemable in whole or part at the option of the Company on or after January 1, 1995 and on or prior to December 31, 1996 at $11 per share, and thereafter, at redemption prices declining to a minimum of $10.30 per share on January 1, 2002. Dividends are cumulative from the date of issue and are payable quarterly.

     Present regulations limit the amount of dividends that Doral Federal may pay. Payment of such dividends is prohibited if, among other things, the effect of such payment would be to cause the capital of Doral Federal to fall below the regulatory capital requirements.

NOTE 24 -- SUPPLEMENTAL INCOME STATEMENT INFORMATION

     Employee costs and other expenses are shown in the Consolidated Statement of Income and Retained Earnings net of direct loan origination costs. Pursuant to FAS-91 direct loan origination costs are capitalized as part of the carrying cost of mortgage loans and are offset against mortgage loan sales and fees when the loans are sold. Without the application of FAS-91, employee costs and other expenses would have been as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                         1994          1993          1992
                                                      -----------   -----------   -----------
    Employee costs..................................  $28,537,321   $35,822,728   $22,312,690
                                                       ==========    ==========    ==========
    Other expenses..................................  $12,802,432   $12,824,650   $ 8,396,395
                                                       ==========    ==========    ==========

     Set forth below is a breakdown of direct loan origination costs that were capitalized as part of the carrying cost of mortgage loans inventory or offset against mortgage loan sales and fees.

                                                              YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------
                                                         1994          1993          1992
                                                      -----------   -----------   -----------
    Offset against mortgage loan sales and fees.....  $21,008,323   $29,220,886   $14,648,012
    Capitalized as part of loan inventory...........    5,093,940     2,609,537       250,000
                                                      -----------   -----------   -----------
                                                      $26,102,263   $31,830,423   $14,898,012
                                                       ==========    ==========    ==========

     As a result of increases in interest rates during 1994, the industry experienced a reduction in volume. Such reduction resulted in marked competition which affected pricing decisions. Capitalized costs therefore increased due to a reduction in the net fee per case charged to borrowers, and an increase in the number of cases in the Company's pipeline.

NOTE 25 -- DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1994 and 1993, FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts.

                                                                1994                    1993
                                                        ---------------------   ---------------------
                                                        CARRYING                CARRYING
                                                         AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                        --------   ----------   --------   ----------
                                                                       (IN THOUSANDS)
Financial assets:
  Cash and cash equivalents...........................  $ 35,916    $  35,916   $ 37,307    $  37,307
  Excess servicing fees receivable....................     8,757        8,757      3,464        3,464
  Accrued interest receivable.........................     7,875        7,875      4,021        4,021
  Accounts receivable and mortgage servicing
     advances.........................................     7,086        7,086     15,331       15,331
  Mortgage loans held for sale........................   263,773      264,652    262,516      263,047
  Mortgage-backed securities held for trading.........   319,204      319,204    125,716      128,307
  Mortgage-backed securities and investments held to
     maturity.........................................    67,519       66,779      6,530        6,476
  Loans receivable....................................    34,809       34,809      9,561        9,561
                                                        --------   ----------   --------   ----------
                                                        $744,939    $ 745,078   $464,446    $ 467,514
                                                        ========     ========   ========     ========
Financial liabilities:
  Deposit accounts....................................  $ 66,471    $  66,471   $ 26,451    $  26,451
  Loans payable.......................................   282,761      282,761    192,794      192,794
  Securities sold under agreements to repurchase......   303,730      303,730    143,200      143,200
  Advances from FHLB..................................       419          419      2,431        2,431
  Payables and accrued liabilities....................    17,793       17,793     38,402       38,402
  Income taxes payable................................     6,349        6,349      6,209        6,209
                                                        --------   ----------   --------   ----------
                                                        $677,523    $ 677,523   $409,487    $ 409,487
                                                        ========     ========   ========     ========

     The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

     Cash and cash equivalents: valued at the carrying amounts in the consolidated balance sheet. The carrying amounts are reasonable estimates of fair value due to the short period to maturity. This approach applies to cash and cash equivalents, accounts receivable and mortgage servicing advances, accrued interest receivables and the majority of the financial liabilities.

     Excess servicing fees receivable: valued based on the present value of the estimated remaining future excess servicing fee revenue.

     Derivatives: fair value is estimated as the amounts that the Company would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses of open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

     Mortgage loans held for sale, mortgage backed securities held for trading, and mortgage-backed securities and investments held to maturity: valued at quoted market prices if available. For securities without quoted prices, fair values represent quoted market prices for comparable instruments. In a few other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

     Loans receivables: valued on the basis of estimated future principal and interest cash flows, discounted at various rates. Loan prepayments are assumed to occur at rates experienced in previous periods when interest rates were at levels similar to current levels, adjusted for any differences in interest rate outlook. Future cash flows for homogeneous categories of loans, such as residential mortgage loans, are estimated on a portfolio basis and discounted at current rates offered for similar loan terms to new borrowers with similar credit profiles. Quoted market prices for securities backed by similar loan, adjusted for different loan characteristics, are also used in estimating fair value.

     Deposit accounts: for demand deposits and deposits with no defined maturities, fair value is taken to be the amount payable on demand at the reporting date. The fair value of fixed-maturity deposits, including certificates of deposit, is estimated using rates currently offered for deposits of similar remaining maturities. The value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

     Loans payable and securities sold under agreements to repurchase: The carrying amounts are reasonable estimates of fair values due to short period to maturity.

NOTE 26 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     Financial data showing results of the 1994 and 1993 quarters is presented below. These results are unaudited. Net income per share was retroactively adjusted to reflect the two-for-one split effected on December 10, 1993. In the opinion of management all adjustments necessary for a fair presentation have been included:

                                                                 QUARTERS
                                               ---------------------------------------------
                                                 1ST          2ND          3RD         4TH
                                               -------      -------      -------     -------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
     1994
       Revenue...............................  $15,074      $18,967      $17,864     $20,138
       Net income............................    4,522        4,785        3,882       4,242
       Net income per share:
          Primary............................      .65          .68          .54         .59
          Fully diluted......................      .60          .63          .51         .56
     1993
       Revenue...............................  $15,378      $18,986      $18,775     $17,089
       Net income............................    4,241        6,957        5,630       4,492
       Net income per share:
          Primary............................      .63         1.04          .83         .65
          Fully diluted......................      .56          .92          .74         .59

NOTE 27 -- RISK MANAGEMENT ACTIVITIES

     The Company's principal objective in holding derivatives and certain other financial instruments for purposes other than trading is the management of interest rate risks arising out of its portfolio holdings and related borrowings. The operations of the Company are subject to interest rate risk to the extent that interest-earning assets and interest-bearing liabilities mature or reprice at different times or in differing amounts. Risk management activities are aimed at optimizing realization on sales of mortgage loans and/or mortgage backed securities and net interest income, given levels of interest rate risks consistent with the Company's business strategies.

     Asset/liability risk management activities are conducted in the context of Company's asset sensitivity to interest rate changes. This sensitivity arises due to changes in the value of mortgage-backed securities and

                     FIRST FINANCIAL CARIBBEAN CORPORATION
loans held to maturity and for trading to interest-bearing liabilities repricing more frequently than interest-earning assets. This means that if interest rates are increasing, margins will narrow as borrowings reprice up faster than assets. The converse applies when rates are declining.

     To achieve its risk management objective, the Company uses a combination of derivative financial instruments, particularly, futures and options, as well as other types of contracts such as forward sales commitments.

     As part of the interest rate risk management at December 31, 1994, the Company, as a purchaser, had unexpired options where it had the right to sell bond contracts for a notional amount of $210,000,000. As a writer, the Company had unexpired options and futures where it had the obligations to sell bond contracts for a notional amount of $40,500,000, and obligations to buy bond contracts for a notional amount of $17,500,000. In addition, at December 31, 1994 the Company had approximately $54 million of forward commitment to sell mortgage-backed securities and loans.

     Generally the options have expired without being exercised. During the years ended December 31, 1994, 1993 and 1992 net gains (net losses) from futures transactions, designated as hedges, amounted to approximately $2,172,000, ($1,367,000), and ($1,376,000), respectively. These amounts are presented as part of mortgage loan sales and fees. At December 31, 1994, mortgage loans held for sale includes deferred losses related to hedges amounting to approximately $225,000.

     The credit risk of futures contracts is limited, due to daily cash settlement of the net change in value of open contracts with the exchange in which the instrument is traded. Forwards have a greater degree of credit risk, depending on the types of counterparties involved, as daily cash settlements are not required. Options are contracts that grant the purchaser, for a premium payment, the right to either purchase from or sell to the writer of the option a financial instrument at a specified price within a specified period of time or on a specified date.

     The risk that counterparties to both derivative and cash instruments might default on their obligations is monitored on an on-going basis. To manage the level of credit risk the Company deals with counterparties of good credit standing, enters into master netting agreements whenever possible and, when appropriate, obtains collateral. Master netting agreements incorporate rights of set off that provide for the net settlement of subject contracts with the same counterparty in the event of default.

     All derivative financial instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable or more onerous. For example, fluctuations in market prices and interest rates change the market value of the instruments. If the instruments are recognized at market value, these changes directly affect reported income. Exposure to market risk is managed in accordance with risk limits set by senior management by buying or selling instruments or entering into offsetting positions.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

                           CONSOLIDATED BALANCE SHEET
             (IN THOUSANDS OF DOLLARS EXCEPT FOR SHARE INFORMATION)



                                                                       SEPTEMBER 30,   DECEMBER 31,
                                                                           1995            1994
                                                                       -------------   ------------
                                                                        (UNAUDITED)     (AUDITED)
                                              ASSETS
Cash and cash equivalents............................................    $  57,595       $ 35,916
Mortgage loans held for sale, net....................................      183,955        263,773
Mortgage-backed securities held for trading, net.....................      381,363        319,204
Mortgage-backed securities and investments held to maturity..........       75,247         67,519
Loans receivable, net................................................       63,171         34,809
Accounts receivable and mortgage servicing advances, net.............       13,064          7,086
Accrued interest receivable..........................................        6,882          7,875
Excess servicing fee receivable......................................       10,439          8,757
Property, leasehold improvements and equipment, net..................        6,692          7,467
Cost in excess of fair value of net assets acquired..................        6,536          6,609
Real estate held for sale, net.......................................        2,044          2,116
Mortgage servicing rights, net.......................................        7,781          3,543
Prepaid expenses and other assets....................................        6,376          3,345
                                                                       -------------   ------------
          Total assets...............................................    $ 821,145       $768,019
                                                                        ==========     ==========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Loans payable........................................................    $ 219,306       $282,761
Securities sold under agreements to repurchase.......................      361,977        303,730
Convertible Subordinated Debentures..................................        6,646             --
Deposit accounts.....................................................       99,090         66,471
Advances from Federal Home Loan Bank.................................       10,410            419
Accounts payable and other liabilities...............................       16,011         17,793
Income tax payable...................................................          305          2,572
Deferred tax liability...............................................        5,609          3,777
                                                                       -------------   ------------
          Total liabilities..........................................      719,354        677,523
                                                                       -------------   ------------
Commitments and contingencies
                                                                       -------------   ------------
Stockholders' equity:
  10.5% Cumulative Convertible Preferred Stock, Series A, $1.00 par
     value, 2,000,000 shares authorized; 173,667 shares issued and outstanding (1994 -- 204,329) (liquidating preference of $10 per
     share, aggregating $1,806,970)..................................          174            204
  Common stock, $1.00 par value, 10,000,000 shares authorized;
     7,243,630 shares issued and outstanding (1994 -- 7,182,306).....        7,244          7,182
  Paid-in capital....................................................       16,644         16,675
  Retained earnings..................................................       77,952         66,706
                                                                       -------------   ------------
                                                                           102,014         90,767
Treasury stock at par value, 14,000 shares...........................          (14)           (14)
Unearned compensation under employment contracts.....................         (209)          (257)
                                                                       -------------   ------------
          Total stockholders' equity.................................      101,791         90,496
                                                                       -------------   ------------
                                                                         $ 821,145       $768,019
                                                                        ==========     ==========

         The accompanying notes are an integral part of this statement.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

             CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                       QUARTER ENDED              NINE-MONTH PERIOD ENDED
                                               -----------------------------   -----------------------------
                                               SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                   1995            1994            1995            1994
                                               -------------   -------------   -------------   -------------
Revenues:
  Mortgage loans sales and fees..............     $ 4,899         $ 2,704         $ 8,604         $ 9,800
  Servicing income...........................       2,603           2,731           8,044           8,764
  Interest income............................      15,749          12,301          46,667          32,976
  Gain on sale of servicing rights...........          --              --           3,623              --
  Rental and other income....................         114             128             413             366
                                               -------------   -------------   -------------   -------------
                                                   23,365          17,864          67,351          51,906
                                               -------------   -------------   -------------   -------------
Expenses:
  Interest...................................      11,708           6,603          31,892          15,662
  Employee cost, net (See Note i)............       1,081             648           4,953           4,011
  Taxes, other than payroll and income
     taxes...................................         279             293             802             649
  Maintenance................................         180             201             478             555
  Advertising................................         586           1,264           1,580           3,206
  Professional services......................         667             649           2,044           2,303
  Telephone..................................         423             451           1,278           1,530
  Rent.......................................         531             666           1,550           2,024
  Other, net (See Note i)....................       2,542           2,536           6,303           7,872
                                               -------------   -------------   -------------   -------------
                                                   17,997          13,311          50,880          37,812
                                               -------------   -------------   -------------   -------------
Income before income taxes and cumulative
  effect
Income taxes:................................       5,368           4,553          16,471          14,094
                                               -------------   -------------   -------------   -------------
  Current....................................          85             159             144             361
  Deferred...................................         355             512           1,832           1,757
                                               -------------   -------------   -------------   -------------
                                                      440             671           1,976           2,118
                                               -------------   -------------   -------------   -------------
Income before cumulative effect..............       4,928           3,882          14,495          11,976
Cumulative effect of change in accounting
  principle -- adoption of SFAS No. 115, net
  of income taxes of $880....................          --              --              --           1,215
                                               -------------   -------------   -------------   -------------
          Net income.........................       4,928           3,882          14,495          13,191
Retained earnings at beginning of period.....      74,159          60,556          66,706          53,219
  Less cash dividends paid:
     Convertible preferred stock.............          47              79             144             248
     Common stock............................       1,088             906           3,105           2,709
                                               -------------   -------------   -------------   -------------
Retained earnings at end of period...........     $77,952         $63,453         $77,952         $63,453
                                               ==========      ==========      ==========      ==========
Earnings per share:
  Primary:
     Income before cumulative effect.........     $  0.68         $  0.54         $  1.99         $  1.68
     Cumulative effect.......................          --              --              --             .17
                                               -------------   -------------   -------------   -------------
          Net Income.........................     $  0.68         $  0.54         $  1.99         $  1.85
                                               ==========      ==========      ==========      ==========
Fully Diluted:
  Income before cumulative effect............     $  0.65         $  0.51         $  1.91         $  1.58
  Cumulative effect..........................          --              --              --             .16
                                               -------------   -------------   -------------   -------------
          Net Income.........................     $  0.65         $  0.51         $  1.91         $  1.74
                                               ==========      ==========      ==========      ==========

         The accompanying notes are an integral part of this statement.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                                                            NINE-MONTH PERIOD ENDED
                                                                                                 SEPTEMBER 30,
                                                                                            ------------------------
                                                                                              1995           1994
                                                                                            ---------      ---------
                                                                                                (IN THOUSANDS OF
                                                                                                    DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income................................................................................  $  14,495      $  13,191
Adjustments to reconcile net income to net cash provided by operating activities:
  Amortization of excess servicing fee receivable.........................................        634            348
  Amortization of cost in excess of fair value of net assets acquired.....................        282            296
  Amortization of mortgage servicing rights...............................................        399            540
  Depreciation and amortization...........................................................      1,287          1,116
  Gain on sale of servicing rights........................................................     (3,623)            --
  Cumulative effect of change in accounting principle.....................................         --         (1,215)
  Allowances for losses...................................................................        229            206
  Origination and purchases of mortgage loans held for sale...............................   (386,061)      (639,639)
  Principal repayment and sales of loans held for sale....................................    208,754        177,450
  Purchases of mortgage-backed securities held for trading................................    (68,528)      (199,864)
  Principal repayments and sales of mortgage-backed securities held for trading...........    259,854        520,018
  Decrease (increase) in interest receivable..............................................        992         (2,499)
  (Decrease) increase in loans payable....................................................   (100,445)        37,174
  Increase in loans payable related to securities sold not yet purchased..................     22,090             --
  Increase in interest payable............................................................        339            239
  Increase in securities sold under agreements to repurchase..............................     58,247        156,882
  Decrease in payables and accrued liabilities............................................     (2,121)       (13,343)
  Decrease in income tax payable..........................................................     (2,267)        (2,947)
  Deferred tax provision..................................................................      1,832          2,637
  Amortization of unearned compensation under employment contracts........................         48             49
                                                                                            ---------      ---------
        Total adjustments.................................................................     (8,058)        37,448
                                                                                            ---------      ---------
        Net cash provided by operating activities.........................................      6,437         50,639
                                                                                            ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of mortgage-backed securities and investments held to maturity................     (5,855)       (60,941)
  Principal repayments of investments held to maturity....................................      1,768            302
  Origination of loans receivable.........................................................    (36,354)        (9,901)
  Principal repayments of loans receivable................................................      7,992          1,552
  Increase in accounts receivable and mortgage servicing advances.........................     (6,207)           (50)
  Additions to excess servicing fee receivable............................................     (2,316)        (2,472)
  Purchase of property, leasehold improvements and equipment..............................       (512)        (3,010)
  Additions to cost in excess of fair value of net assets acquired........................       (209)          (185)
  Proceeds from disposal of real estate held for sale.....................................      1,392          2,300
  Acquisition of real estate held for sale................................................     (1,321)        (1,718)
  Increase in mortgage servicing rights...................................................     (4,722)          (626)
  Proceeds from sale of servicing rights..................................................      3,708             --
  Increase in other assets................................................................     (3,031)        (1,245)
                                                                                            ---------      ---------
        Net cash used by investing activities.............................................    (45,667)       (75,994)
                                                                                            ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in loans payable related to senior secured term loan and subordinated debt
    issuance..............................................................................     21,546             --
  Increase in deposits....................................................................     32,619         33,110
  Dividends declared and paid.............................................................     (3,246)        (2,957)
  Increase in advances from Federal Home Loan Bank ("FHLB")...............................      9,990             --
  Repayment of advances from FHLB.........................................................         --         (2,009)
                                                                                            ---------      ---------
        Net cash provided by financing activities.........................................     60,909         28,144
                                                                                            ---------      ---------
  Net increase in cash and cash equivalents...............................................     21,679          2,789
  Cash and cash equivalents at beginning of period........................................     35,916         37,307
                                                                                            ---------      ---------
  Cash and cash equivalents at end of period..............................................  $  57,595      $  40,096
                                                                                            =========      =========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  Noncash financing activities -- conversion of preferred stock...........................  $     307      $   1,100
                                                                                            =========      =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash used to pay interest...............................................................  $  31,553      $  15,423
                                                                                            =========      =========
  Cash used to pay income taxes...........................................................  $   3,965      $   3,308
                                                                                            =========      =========

         The accompanying notes are an integral part of this statement.

                     FIRST FINANCIAL CARIBBEAN CORPORATION

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     a. The Consolidated Financial Statements (unaudited) have been prepared in conformity with the accounting policies stated in the Company's Annual Audited Financial Statements included in the Company's 1994 Annual Report to Stockholders, and should be read in conjunction with the Notes to the Consolidated Financial Statements appearing in that report. All adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of results for the interim periods have been reflected.

     b. The results of operations for the quarter and nine-month period ended September 30, 1995 are not necessarily indicative of the results to be expected for the full year.

     c. Primary net income per share is determined by dividing net income, after deducting preferred stock dividends, by the weighted average number of shares of common stock outstanding considering the dilutive effect of restricted stock awards. Fully diluted net income per share has been computed based on the assumption that all the outstanding shares of the Company's 10 1/2% Cumulative Convertible Preferred Stock, Series A (the "Series A Preferred Stock") are converted into common stock. Conversely, no such assumption was made with respect to the Company's 8.25% Convertible Subordinated Debentures due January 1, 2006 because such an assumption would have had an anti-dilutive effect on fully-diluted net income per share.

     d. Cash dividends per share paid for the quarter and nine-month period ended September 30, 1995 and 1994 were as follows:

                                                                           NINE-MONTH PERIOD
                                                       QUARTER ENDED        ENDED SEPTEMBER
                                                       SEPTEMBER 30,              30,
                                                     ------------------    ------------------
                                                      1995       1994       1995       1994
                                                     -------    -------    -------    -------
    Series A Preferred Stock.......................  $0.2625    $0.2625    $0.7875    $0.7875
    Common Stock...................................  $  0.15    $  0.13    $  0.43    $  0.39

     e. At September 30, 1995, escrow funds include approximately $20.9 million deposited with Doral Federal Savings Bank ("Doral Federal"). These funds are included in the Company's financial statements. Escrow funds also include approximately $22.0 million deposited with other banks which are excluded from the Company's assets and liabilities.

     f. Certain reclassifications of prior year's data have been made to conform to 1995 classifications.

     g. Investments held to maturity consist of GNMA, FNMA and FHLMC mortgage-backed securities, U.S. Treasury Notes, Federal Home Loan Bank Notes and collateralized mortgage obligations.

     h. The number of average shares of common stock used for computing the primary and fully diluted net income per share was as follows:

                                                                            NINE-MONTH PERIOD
                                                    QUARTER ENDED                 ENDED
                                                    SEPTEMBER 30,             SEPTEMBER 30,
                                                ---------------------     ---------------------
                                                  1995        1994          1995        1994
                                                ---------   ---------     ---------   ---------
    Primary...................................  7,226,293   6,964,413     7,207,798   6,918,824
    Fully diluted.............................  7,576,964   7,576,964     7,576,964   7,576,964

     i. Employee costs and other expenses are shown in the Consolidated Statement of Income and Retained Earnings net of direct loan origination costs which, pursuant to SFAS-91, are capitalized as part of the carrying cost of mortgage loans and are offset against mortgage loan sales and fees when the loans are sold. Employee costs would have been $5.9 million and $5.9 million, respectively, for the quarters ended September 30, 1995 and 1994, and $18.1 million and $21.7 million, respectively, for the nine month periods ended September 30, 1995 and September 30, 1994, except for the application of SFAS-91. Other expenses would have been $3.1 million and $3.3 million, respectively, for the quarters ended September 30, 1995 and

                     FIRST FINANCIAL CARIBBEAN CORPORATION

1994, and $8.7 million and $10.7 million, respectively, for the nine-month periods ended September 30, 1995 and September 30, 1994, except for the application of SFAS-91.

     Set forth below is a breakdown of direct loan origination costs that were deferred pursuant to SFAS-91.

                                                                            NINE-MONTH PERIOD
                                                         QUARTER ENDED            ENDED
                                                         SEPTEMBER 30,        SEPTEMBER 30,
                                                        ---------------     -----------------
                                                         1995     1994       1995      1994
                                                        ------   ------     -------   -------
    Employee Costs....................................  $4,829   $5,275     $13,183   $17,651
    Other Costs.......................................     538      793       2,344     2,853
                                                        ------   ------     -------   -------
                                                        $5,367   $6,068     $15,527   $20,504
                                                        ======   ======     =======   =======

     j. On May 12, 1995, the Financial Accounting Standards Board issued Statement of Financial Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS No. 122"), an amendment to SFAS No. 65. The Company elected to adopt this standard for its financial statement reporting in the second quarter of 1995. SFAS No. 122 prohibits retroactive application to 1994. Accordingly, the Company's financial statement reporting for the first quarter of 1995 and for the quarter and nine-month period ended September 30, 1994 was accounted for under the original SFAS No. 65 and such results are not directly comparable to the results for the quarter and nine-months period ended September 30, 1995 with respect to this specific matter.

     For the nine-month period ended September 30, 1995, the Company realized additional net income of approximately $600,000 (representing $1.1 million of gross revenues) as a result of the adoption of SFAS No. 122. If the Company had not adopted SFAS No. 122 in the second quarter of 1995, the Company would have reported a net income of approximately $13.9 million for the nine-month period ended September 30, 1995 and approximately $4.7 million for the quarter then ended. Earnings per common share would have been approximately $1.91 and $1.83 on a primary and fully-diluted basis, respectively, for the nine-month period ended September 30, 1995 and approximately $0.64 and $0.62 on a primary and fully-diluted basis, respectively, for the quarter then ended.

     SFAS No. 122 requires that a portion of the cost of originating a mortgage loan be allocated to the mortgage servicing right based on its fair value relative to the aggregate fair value of loan and the related servicing right taken as a whole. To determine the fair value of the servicing rights created after the adoption of SFAS No. 122, the Company used the market prices under comparable servicing sale contracts.

     SFAS No. 122 also requires that all capitalized mortgage servicing rights be evaluated for impairment based on the excess of the carrying amount of mortgage servicing rights over their fair value. For purposes of measuring impairment, capitalized mortgage servicing rights are stratified pool by pool on the basis of interest rates. An impairment is recognized whenever the prepayment pattern of the mortgage pool indicates that the fair value of the related capitalized servicing rights is less than its carrying amounts. An impairment is recognized by charging such excess to income. The Company determined that no reserve for impairment was required for the nine months ended September 30, 1995.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation Of Certain Documents By
  Reference...........................
Available Information.................
Prospectus Summary....................
Recent Developments...................
Use Of Proceeds.......................
Price Range Of Common Stock And
  Dividend Policy.....................
Capitalization........................
Selected Financial Data...............
Management's Discussion And Analysis
  Of Financial Condition And Results
  Of Operations.......................
Business Of The Company...............
The Commonwealth Of Puerto Rico.......
Description Of Capital Stock..........
Certain Federal Income Tax
  Considerations......................
Certain Puerto Rico Income Tax
  Considerations......................
Selling Stockholder...................
Underwriting..........................
Legal Matters.........................
Experts...............................

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,400,000 SHARES

                                FIRST FINANCIAL
                             CARIBBEAN CORPORATION

                                  COMMON STOCK
                               ($1.00 PAR VALUE)

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                              BREAN MURRAY, FOSTER
                                SECURITIES INC.
                                           , 1995

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than commissions and fees of the Underwriters. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

                                       ITEM                                      AMOUNT
    --------------------------------------------------------------------------  --------
    Securities and Exchange Commission registration fee.......................  $  9,716
    NASD filing fee...........................................................     3,318
    Printing expenses.........................................................   125,000
    Blue Sky fees and expenses (including legal fees).........................    31,426
    Accounting fees and expenses..............................................    50,000
    Legal fees and expenses...................................................   310,000
    Miscellaneous expenses....................................................    25,000
                                                                                --------
              Total...........................................................  $554,460
                                                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 202(10) of the General Corporation Law of the Commonwealth of Puerto Rico provides that a corporation may indemnify its officers and directors against liabilities they may incur in their capacity as such, except in such matters as to which they have been adjudged to be liable for negligence or misconduct in the performance of their duties. Such rights of indemnification are not to be exclusive of any other rights to which such officers or directors may be entitled under any by-law, agreement, vote of stockholders or otherwise.

     In addition, Section 404 of the General Corporation Law provides that if the directors or officers of any corporation organized under the laws of the Commonwealth of Puerto Rico shall knowingly cause to be published or give out any written statement or report of the condition or business of the corporation that is false in any material respect, the officers and directors causing such report or statement to be published, or given out, or assenting thereto, shall be jointly and severally liable for any loss or damage resulting therefrom.

     Effective January 1, 1996, a new Puerto Rico General Corporation Act (the "PR GCC") will go into effect. Article 4.09 of the PR GCC will authorize Puerto Rico corporations to indemnify their officers and directors against liabilities arising out of pending or threatened actions, suits or proceedings to which they are or may be parties by reason of being directors or officers. Article 1.02 of PR GCC will also permit a Puerto Rico corporation to include in its Certificate of Incorporation a provision eliminating the personal liability of its directors to such corporation or its shareholders for monetary damages resulting from certain breaches of the director's fiduciary duty of care.

     The Certificate of Incorporation of the Company provides that the Company shall indemnify its directors, officers and employees to the fullest extent permitted by law. The Company also maintains directors' and officers' liability insurance on behalf of its directors and officers.

ITEM 16. EXHIBITS. (Parenthetical number denotes incorporation by reference as described in footnote.)

EXHIBIT
NUMBER                                     DESCRIPTION OF DOCUMENT
------       -----------------------------------------------------------------------------------
  1     --   Form of Underwriting Agreement.
  3.1   --   Certificate of Incorporation of FFCC, as currently in effect.(1)
  3.2   --   By-laws of FFCC, as amended.(2)
  4.1   --   Common Stock Certificate.(3)
  4.2   --   Series A Preferred Stock Certificate.(3)
  5     --   Opinion regarding legality and consent of Pietrantoni Mendez & Alvarez.
  8     --   Opinion regarding tax matters of Pietrantoni Mendez & Alvarez.
 23.1   --   Consent of Price Waterhouse.
 23.2   --   Consent of Pietrantoni Mendez & Alvarez (included in the opinion of counsel filed as Exhibit 5 hereto).
 24.1   --   Powers of Attorney (included on Page II-4).

---------------

(1) Incorporated herein by reference to the same exhibit number of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1993 (File No. 0-17224).
(2) Incorporated herein by reference to the same exhibit number of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 (File No. 0-17224).
(3) Incorporated herein by reference to the same exhibit number of the Company's Annual Report on Form 10-K for the year ended December 31, 1991 (File No. 0-17224).

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 15 above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Municipality of San Juan, Commonwealth of Puerto Rico, on the 31st day of October, 1995.

                                      FIRST FINANCIAL CARIBBEAN CORPORATION

                                      By:         /s/  SALOMON LEVIS
                                         ---------------------------------------
                                                      Salomon Levis
                                                  Chairman of the Board
                                               and Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Salomon Levis and Richard F. Bonini and each of them, each with full power to act without the other, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                  SIGNATURE                                TITLE                     DATE
---------------------------------------------   ---------------------------   ------------------
       /s/  SALOMON LEVIS                         Chairman of the Board and       October 31, 1995
---------------------------------------------       Chief Executive Officer
            Salomon Levis

       /s/  RICHARD F. BONINI                     Senior Executive Vice           October 31, 1995
---------------------------------------------       President and Director
            Richard F. Bonini

       /s/  LUIS ALVARADO                         Executive Vice President,       October 31, 1995
---------------------------------------------       Chief Financial Officer,
            Luis Alvardo                            Principal Financial
                                                    Officer
      /s/  RICARDO MELENDEZ                       Vice President and              October 31, 1995
---------------------------------------------       Controller
           Ricardo Melendez

      /s/  A. BREAN MURRAY                        Director                        October 31, 1995
---------------------------------------------
           A. Brean Murray

      /s/  EDGAR M. CULLMAN, JR.                  Director                        October 31, 1995
---------------------------------------------
           Edgar M. Cullman, Jr.

                  SIGNATURE                                TITLE                     DATE
---------------------------------------------   ---------------------------   ------------------
      /s/  FREDERICK M. DANZIGER                Director                        October 31, 1995
---------------------------------------------
           Frederick M. Danziger

     /s/  JOHN L. ERNST                         Director                        October 31, 1995
---------------------------------------------
          John L. Ernst

     /s/  ZOILA LEVIS                           Director                        October 31, 1995
---------------------------------------------
          Zoila Levis

     /s/  VICTOR M. PONS, JR.                   Director                        October 31, 1995
---------------------------------------------
          Victor M. Pons, Jr.

                               INDEX TO EXHIBITS

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                     DESCRIPTION                                     PAGE
------       ------------------------------------------------------------------------  ------------
  1     --   Form of Underwriting Agreement.
  3.1   --   Certificate of Incorporation of FFCC, as currently in effect.(1)
  3.2   --   By-laws of FFCC, as amended.(2)
  4.1   --   Common Stock Certificate.(3)
  4.2   --   Series A Preferred Stock Certificate.(3)
  5     --   Opinion regarding legality and consent of Pietrantoni Mendez & Alvarez.
  8     --   Opinion regarding tax matters of Pietrantoni Mendez & Alvarez.
 23.1   --   Consent of Price Waterhouse.
 23.2   --   Consent of Pietrantoni Mendez & Alvarez (included in the opinion of counsel filed as Exhibit 5 hereto).
 24.1   --   Powers of Attorney (included on Page II-4).

---------------

(1) Incorporated herein by reference to the same exhibit number of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1993 (File No. 0-17224).
(2) Incorporated herein by reference to the same exhibit number of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 (File No. 0-17224).
(3) Incorporated herein by reference to the same exhibit number of the Company's Annual Report on Form 10-K for the year ended December 31, 1991 (File No. 0-17224).